KAYE SCHOLER LLP

[redacted]

03032242 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

SEP 23 2003

September 22, 2003

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

<u>*BY HAND*</u>

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: ***First Tractor Company Limited.***
12g3-2(b) Submission
File No.: 82-4772

SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of First Tractor Company Limited (the "Company") in order for it to continue to maintain its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following Company documentation is enclosed:

- 2003 Interim Report which such report includes unaudited financial statements for the six month period ended June 30, 2003;

- 2002 Annual Report which such report includes audited financial statements for the twelve month period ended December 31, 2002;

- Circular and proxy form dated June 19, 2003 regarding regarding a shareholder vote with respect to certain financial services with China Yituo Group;

- Company announcements regarding (i) 2003 Interim Results Announcement and summary (announcement dated August 22, 2003); (ii) exceptional price & turnover movements (announcement dated August 15, 2003); (iii) shareholder resolution to approve agreement and ongoing connected transactions in the

dlw 9/25

above-referenced Circular (announcement dated August 6, 2003); (iv) exceptional price & turnover movements (announcement dated August 4, 2003); (v) exceptional price & turnover movements (announcement dated August 1, 2003); (vi) the establishment of Luoyang First Motors Company Limited (announcement dated July 24, 2003); (vii) exceptional price & turnover movements (announcement dated July 17, 2003); (viii) exceptional price & turnover movements (announcement dated July 4, 2003); (ix) exceptional price & turnover movements (announcement dated July 3, 2003); (x) exceptional price & turnover movements (announcement dated June 16, 2003); (xi) exceptional price & turnover movements (announcement dated June 13, 2003); (xii) the appointment of the directors of the third board of directors (announcement dated June 13, 2003); (xiii) the breach of connected transactions requirements and ongoing connected transactions (announcement dated May 29, 2003); (xiv) exceptional price & turnover movements (announcement dated May 28, 2003); (xv) the increase in trading volume and share price of the ordinary shares of the Company (announcement dated May 21, 2003); (xvi) an amendment to results (announcement dated April 28, 2003); (xvii) financial highlights for the year ended December 31, 2002 (announcement dated April 25, 2003); (xviii) the Joint Venture Agreement with China Fist Tractor and First Tractor Diesel (announcement dated December 9, 2002); and (xix) the resolution passed at the extraordinary general meeting of the Company regarding the amendment to the articles of association of the Company (announcement dated November 18, 2002).

We respectfully request that this submission be duly recorded. If you have any questions regarding this filing, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Li & Partners
Kenneth G.M. Mason, Esq.
Franklin D. Chu, Esq.
Louise L. Liu, Esq.

INTERIM REPORT 2003



第一拖拉机股份有限公司
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东方红 802 拖拉机

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

The board of directors (the "Board") of First Tractor Company Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (collectively the "Group") prepared in accordance with the accounting principles generally accepted in Hong Kong for the six months ended 30 June 2003, together with the comparative figures for the corresponding period in 2002. The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Company's audit committee.

For the six months ended 30 June 2003, the Group recorded a turnover of RMB1,793,588,000, representing an increase of 72% over the corresponding period last year. A profit of RMB23,931,000 was recorded. The Group was able to turn loss to profit. Earning per share was RMB3.05 cents. The surge in operating results was due to a sharp increase in the Group's principal business.

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2003.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2003
(Prepared in accordance with Hong Kong accounting standards)

	Notes	For the six months ended 30 June 2003 Unaudited RMB'000	2002 Unaudited RMB'000
TURNOVER	2	1,793,588	1,040,237
Cost of sales		(1,563,866)	(909,554)
Gross profit		229,722	130,683
Other revenue and gains	3	29,041	28,038
Selling and distribution costs		(59,716)	(53,821)
Administrative expenses		(118,806)	(90,493)
Other operating expenses		(27,878)	(25,953)
PROFIT/(LOSS) FROM OPERATING ACTIVITIES	4	52,363	(11,546)
Finance costs		(6,067)	(10,617)
Share of profits and losses of:			
Jointly-controlled entity		990	2,109
Associates		5,770	2,016
Negative goodwill recognised as income on acquisition of an associate		303	—
PROFIT/(LOSS) BEFORE TAX		53,359	(18,038)
Tax	5	(15,288)	(5,083)
PROFIT/(LOSS) BEFORE MINORITY INTERESTS		38,071	(23,121)
Minority interests		(14,140)	(963)
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		23,931	(24,084)
Transfer to reserves	6	1,174	—
EARNINGS/(LOSS) PER SHARE - BASIC	8	RMB 3.05 cents	RMB (3.07) cents

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2003

(Prepared in accordance with Hong Kong accounting standards)

	Notes	As at 30 June 2003 Unaudited *RMB'000*	As at 31 December 2002 Audited *RMB'000*
NON-CURRENT ASSETS			
Fixed assets		769,726	787,407
Construction in progress		111,632	74,299
Negative goodwill		(2,109)	(2,227)
Interest in a jointly-controlled entity		24,446	23,768
Interests in associates		25,446	20,065
Long term investments		64,068	59,728
Loans receivable	9	24,027	5,792
		1,017,236	968,832
CURRENT ASSETS			
Inventories		702,078	629,704
Trade and bills receivables	10	580,266	406,196
Loans receivable	9	135,823	103,015
Other receivables		181,489	152,203
Short term investments		87,114	84,503
Pledged deposits		223,625	174,079
Cash and cash equivalents		845,401	815,856
		2,755,796	2,365,556
CURRENT LIABILITIES			
Trade and bills payables	11	773,741	494,089
Tax payable		13,227	6,376
Other payables and accruals		436,991	387,547
Customers deposits	12	156,441	122,259
Interest-bearing bank and other loans		192,530	170,050
		1,572,930	1,180,321
NET CURRENT ASSETS		1,182,866	1,185,235
TOTAL ASSETS LESS CURRENT LIABILITIES		2,200,102	2,154,067
MINORITY INTERESTS		127,329	105,225
		2,072,773	2,048,842

CONDENSED CONSOLIDATED BALANCE SHEET *(continued)*

30 June 2003
(Prepared in accordance with Hong Kong accounting standards)

	As at 30 June 2003 Unaudited *RMB'000*	As at 31 December 2002 Audited *RMB'000*
CAPITAL AND RESERVES		
Issued capital	785,000	785,000
Reserves	1,287,773	1,263,842
	2,072,773	2,048,842

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2003
(Prepared in accordance with Hong Kong accounting standards)

	Share capital Unaudited *RMB'000*	Share premium Unaudited *RMB'000*	Statutory surplus reserve Unaudited *RMB'000*	Statutory public welfare fund Unaudited *RMB'000*	Reserve fund Unaudited *RMB'000*	Enterprise expansion fund Unaudited *RMB'000*	Accumulated losses Unaudited *RMB'000*	Total Unaudited *RMB'000*
At 1 January 2003	785,000	1,378,840	59,455	59,455	1,172	928	(236,008)	2,048,842
Net profit for the period	–	–	–	–	–	–	23,931	23,931
Transfer to reserves	–	–	–	–	587	587	(1,174)	–
At 30 June 2003	785,000	1,378,840	59,455	59,455	1,759	1,515	(213,251)	2,072,773
At 1 January 2002	785,000	1,378,840	58,578	58,578	834	590	(174,088)	2,108,332
Net loss for the period	–	–	–	–	–	–	(24,084)	(24,084)
At 30 June 2002	785,000	1,378,840	58,578	58,578	834	590	(198,172)	2,084,248

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2003
(Prepared in accordance with Hong Kong accounting standards)

	For the six months ended 30 June	
	2003	**2002**
	Unaudited	**Unaudited**
	RMB'000	*RMB'000*
NET CASH INFLOW FROM OPERATING ACTIVITIES	128,091	125,472
INVESTING ACTIVITIES	(5,167)	(215,225)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES	122,924	(89,753)
FINANCING ACTIVITIES	30,444	48,040
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	153,368	(41,713)
Cash and cash equivalents at beginning of period	345,669	318,401
CASH AND CASH EQUIVALENTS AT END OF PERIOD	499,037	276,688
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	482,489	185,611
Non-pledged time deposits with original maturity of less than three months when acquired	16,548	91,077
	499,037	276,688

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The accounting policies and basis of presentation used in the preparation of these interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2002, except for the following new/revised SSAPs which have been adopted for the first time in the preparation of the current period's condensed consolidated interim financial statements:

- SSAP 12 (Revised) : "Income taxes"
- SSAP 35 : "Accounting for government grants and disclosure of government assistance"

A summary of their major effects is as follows:

SSAP 12 (Revised) principally prescribes the accounting treatment and disclosures for deferred tax. In prior years, deferred tax is provided using the income statement liability method on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt. SSAP 12 (Revised) requires the adoption of the balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of SSAP 12 (Revised) has had no material effect on the results for the current or prior accounting periods.

SSAP 35 prescribes the accounting treatment and disclosures for government grants and disclosures for other forms of government assistance. This SSAP has not had any material impact on these condensed consolidated interim financial statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

2. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods sold, net of discounts and returns, and excludes sales taxes and intra-group transactions.

The Group is principally engaged in the manufacture and sale of agriculture tractors and related parts and components, construction machinery, road machinery, agriculture harvesting machinery and financial operations.

(a) Business segments

	Tractors		Road machinery		Construction machinery		Harvesting machinery		Financial operations		Others		Eliminations		Consolidated	
	For the six months ended 30 June															
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Segment revenue:																
Sales to external customers	1,043,550	695,917	506,398	242,247	144,715	86,668	96,208	10,317	–	–	2,717	5,088	–	–	1,793,588	1,040,237
Intersegment revenue	8,306	10,958	–	–	14,984	12,432	–	–	3,843	–	–	–	(27,133)	(23,390)	–	–
Other revenue and gains	–	–	–	–	–	–	–	–	7,743	–	–	–	–	–	7,743	–
Total	1,051,856	706,875	506,398	242,247	159,699	99,100	96,208	10,317	11,586	–	2,717	5,088	(27,133)	(23,390)	1,801,331	1,040,237
Segment results	(12,684)	(26,409)	50,951	13,905	6,058	(1,674)	(2,437)	(6,965)	6,006	–	20	(19)	–	–	47,914	(21,162)
Interest, dividend, investment income and negative goodwill recognised as income															4,449	9,616
Profit/(loss) from operating activities															52,363	(11,546)
Finance costs															(6,067)	(10,617)
Share of profits and losses of:																
Jointly-controlled entity	990	2,109	–	–	–	–	–	–	–	–	–	–	–	–	990	2,109
Associates	–	–	–	–	–	–	–	–	–	–	5,770	2,016	–	–	5,770	2,016
Negative goodwill recognised as income on acquisition of an associate	–	–	–	–	–	–	–	–	–	–	303	–	–	–	303	–
Profit/(loss) before tax															53,359	(18,038)
Tax															(15,288)	(5,083)
Profit/(loss) before minority interests															38,071	(23,121)
Minority interests															(14,140)	(963)
Net profit/(loss) from ordinary activities attributable to shareholders															23,931	(24,084)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

2. TURNOVER AND SEGMENT INFORMATION *(continued)*

(b) Geographical segments

Over 90% of the Group's revenue and results are derived from operations carried out in the People's Republic of China (the "PRC") and accordingly, no geographical segment information is presented.

3. OTHER REVENUE AND GAINS

	For the six months ended 30 June	
	2003	**2002**
	Unaudited	**Unaudited**
	RMB'000	*RMB'000*
Interest income	3,952	8,113
Interest income from financial operations	7,220	—
Profit from sundry sales	5,324	9,264
Rental income	2,391	1,046
Dividend income from long term unlisted investments	379	1,503
Gain on disposal of fixed assets	684	—
Others	9,091	8,112
	29,041	28,038

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

4. PROFIT/(LOSS) FROM OPERATING ACTIVITIES

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	For the six months ended 30 June	
	2003	**2002**
	Unaudited	**Unaudited**
	RMB'000	*RMB'000*
Depreciation of fixed assets	49,110	50,765
Impairment of fixed assets	—	10,000
Impairment of construction in progress	7,405	—
Provision for doubtful debts	3,424	13,000
Interest income	(3,952)	(8,113)
Interest income from financial operations	(7,220)	—
Dividend income from long term unlisted investments	(379)	(1,503)
Negative goodwill recognised as income on acquisition of a subsidiary	(118)	—

5. TAX

	For the six months ended 30 June	
	2003	**2002**
	Unaudited	**Unaudited**
	RMB'000	*RMB'000*
The Company and subsidiaries:		
PRC corporate income tax	14,284	5,648
Deferred tax	—	(1,234)
	14,284	4,414
Share of tax attributable to:		
Jointly-controlled entity	312	422
Associates	692	247
Total tax charge for the period	15,288	5,083

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

5. TAX *(continued)*

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong during the period ended 30 June 2003 (six months ended 30 June 2002: Nil).

The PRC corporate income tax for the Company and its subsidiaries is calculated at rates ranging from 12% to 33% (six months ended 30 June 2002: 12% to 33%) on their estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

No provision for overseas profits tax has been made for the Group as there were no overseas assessable profits for the period.

The PRC corporate income tax of the associates and jointly-controlled entity is calculated at rates ranging from 15% to 33% (six months ended 30 June 2002: 18% to 33%) on the respective company's assessable profits determined in accordance with the relevant PRC laws and regulations.

No recognition of the potential deferred tax assets relating to tax losses and other deductible temporary differences have been made as the recoverability of the potential deferred tax assets is uncertain.

No deferred tax liabilities have been recognised in respect of the temporary differences associated with undistributed profits of subsidiaries because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

6. TRANSFER TO RESERVES

	For the six months ended 30 June	
	2003	**2002**
	Unaudited	**Unaudited**
	RMB'000	*RMB'000*
Reserve fund	587	—
Enterprise expansion fund	587	—
	1,174	—

No appropriations were made to the statutory surplus reserve and statutory public welfare fund by the Company for the six months ended 30 June 2003 (six months ended 30 June 2002: Nil). Such appropriations will be made at the year end in accordance with the PRC Company Law and the Company's articles of association.

During the period, the subsidiaries' aggregate appropriations to reserves dealt with in the Group's condensed consolidated interim financial statements were approximately RMB1,174,000.

7. INTERIM DIVIDEND

The Board does not recommend the payment of any interim dividend for the six months ended 30 June 2003 (six months ended 30 June 2002: Nil).

8. EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the net profit from ordinary activities attributable to shareholders for the period of approximately RMB23,931,000 (six months ended 30 June 2002: loss of approximately RMB24,084,000) and the weighted average of 785,000,000 (six months ended 30 June 2002: 785,000,000) shares in issue during the period.

No diluted earnings/(loss) per share is presented as the Company does not have any dilutive potential shares.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

9. LOANS RECEIVABLE

		As at 30 June 2003			As at 31 December 2002		
		Gross	Provision	Net	Gross	Provision	Net
	Notes	Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Loan to the Holding		103,000	3,090	99,910	70,000	2,100	67,900
Loan to an associate	(a)	400	4	396	15,400	154	15,246
Loans to related companies	(b)	12,568	1,547	11,021	22,100	663	21,437
Loans to customers		53,350	4,827	48,523	7,140	2,916	4,224
		169,318	9,468	159,850	114,640	5,833	108,807
Loans receivable maturing within one year		(143,350)	(7,527)	(135,823)	(108,430)	(5,415)	(103,015)
Long term portion		25,968	1,941	24,027	6,210	418	5,792

(a) The loan to an associate represents the loan granted by China First Tractor Group Finance Company Limited ("FTGF") to Yituo (Luoyang) Diesel Co., Ltd. ("YLDC"), an associate of the Group, whereby the Company's ultimate holding company, China Yituo Group Corporation Limited (the "Holding") holds 75% equity interest and the remaining 25% equity interest is held by a non-wholly owned subsidiary of the Company.

(b) The loans to related companies represent the loans granted by FTGF to Yituo (Luoyang) Mould Factory, which is a wholly-owned subsidiary of the Holding, Yituo (Luoyang) Vehicle Co., Ltd., in which the Holding holds a 51% equity interest, and Yituo-Made (Luoyang) Wind Turbine Co., Ltd., in which the Holding holds a 50% equity interest.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

10. TRADE AND BILLS RECEIVABLES

The Group's trading terms with its customers are mainly on credit, where payment in advance for customers is normally required. The credit periods to its customers are 30 to 90 days.

	Notes	**As at 30 June 2003 Unaudited** *RMB'000*	**As at 31 December 2002 Audited** *RMB'000*
Trade receivable, net	(a)	407,367	260,794
Bills receivable	(b)	172,899	145,402
		580,266	406,196

(a) An aged analysis of the trade receivable as at the balance sheet date, based on invoice date, and net of provisions, is as follows:

	As at 30 June 2003 Unaudited *RMB'000*	**As at 31 December 2002 Audited** *RMB'000*
Within 3 months	257,803	129,391
4 to 6 months	47,846	44,541
7 to 12 months	65,675	49,460
1 to 2 years	28,377	34,657
Over 2 years	7,666	2,745
	407,367	260,794

(b) Included in the bills receivable balance as at 30 June 2003 are RMB53,138,000 (31 December 2002: RMB86,933,000) of discounted bills receivable, net of provision, and such discounted bills receivable arose from the Group's financial operations.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

11. TRADE AND BILLS PAYABLES

	Note	As at 30 June 2003 Unaudited *RMB'000*	As at 31 December 2002 Audited *RMB'000*
Trade payable	(a)	545,161	371,910
Bills payable		228,580	122,179
		773,741	494,089

(a) An aged analysis of trade payable as at the balance sheet date, based on invoice date, is as follows:

	As at 30 June 2003 Unaudited *RMB'000*	As at 31 December 2002 Audited *RMB'000*
Within 3 months	441,004	267,888
4 to 6 months	44,456	42,373
7 to 12 months	19,813	20,337
1 to 2 years	13,928	18,196
Over 2 years	25,960	23,116
	545,161	371,910

12. CUSTOMERS DEPOSITS

Included in the customers deposits of the Group are deposits placed by an associate of approximately RMB57,453,000 (31 December 2002: RMB43,316,000); the Holding of approximately RMB43,164,000 (31 December 2002: RMB12,333,000); and related companies of approximately RMB4,048,000 (31 December 2002: RMB16,890,000).

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

13. CONTINGENT LIABILITIES

As at the balance sheet date, the Group did not have any significant contingent liabilities.

14. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	As at 30 June 2003 Unaudited *RMB'000*	As at 31 December 2002 Audited *RMB'000*
Contracted, but not provided for:		
Purchase of plant and machinery	93,238	25,529
Purchase of a long term investment	—	3,640
	93,238	29,169
Authorised, but not contracted for:		
Purchase of plant and machinery	48,357	147,793
	141,595	176,962

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

15. RELATED PARTY TRANSACTIONS

(a) The significant transactions carried out between the Group and the Holding group, inclusive of subsidiaries and associates of the Holding, during the period are summarised as follows:

		For the six months ended 30 June	
		2003	**2002**
	Notes	**Unaudited**	**Unaudited**
		RMB'000	*RMB'000*
Sales of raw materials and components	(i)	100,909	62,286
Purchases of raw materials and components	(i)	126,762	86,437
Purchases of utilities	(ii)	56,387	36,628
Fees paid for welfare and support services	(iii)	12,391	11,612
Purchases of transportation services	(iii)	2,810	1,880
Research and development expenses paid	(iv)	1,928	1,664
Fees paid for the use of land	(v)	2,500	2,500
Fees paid for the use of trademark	(vi)	1,928	1,664
Rentals paid in respect of:			
Buildings	(vii)	1,070	1,072
Plant and machinery	(vii)	1,480	1,178
Fees paid for agency services	(viii)	—	188
Loans granted during the period	(ix)	37,410	—
Bills discounted during the period	(ix)	44,505	—
Interest income, inclusive of discounted bills charges	(ix)	4,341	—

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

15. RELATED PARTY TRANSACTIONS *(continued)*

The above transactions included the significant transactions carried out between the Group and its associate, YLDC, which is also a subsidiary of the Holding. Particulars of the significant transactions carried out between the Group and YLDC after the Group's acquisition of YLDC in March 2002 are summarised as follows:

		For the six months ended 30 June	
		2003	2002
	Notes	Unaudited	Unaudited
		RMB'000	*RMB'000*
Sales of raw materials and components	(i)	36,189	9,527
Purchases of raw materials and components	(i)	29,229	18,906
Bills discounted during the period	(ix)	40,000	—
Interest income, inclusive of discounted bills charges	(ix)	783	—

(b) The significant transactions carried out between Yituo Qingjiang Tractor Company Limited ("YTQT"), a subsidiary of the Company, and its minority shareholder, during the period are summarised as follows:

		For the six months ended 30 June	
		2003	2002
	Notes	Unaudited	Unaudited
		RMB'000	*RMB'000*
Sales of raw materials and components	(i)	1,115	1,274
Purchases of raw materials and components	(i)	7,252	3,994
Sales of utilities	(ii)	395	585

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

15. RELATED PARTY TRANSACTIONS *(continued)*

Notes:

(i) Pursuant to relevant agreements, the pricing in respect of raw materials and components is determined by reference to the state price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such raw material or components, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(ii) Pursuant to relevant agreements, the pricing in respect of utilities is determined by reference to the state price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(iii) Pursuant to relevant agreements, the pricing in respect of each of the welfare and support services and transportation services is determined by reference to the state price (i.e. mandatory prices set in accordance with relevant PRC regulations, where applicable) or if there is no applicable state price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(iv) Pursuant to relevant agreements, the pricing in respect of routine research and development services per annum is calculated at a rate of 0.2% of the Company's net annual turnover.

(v) Pursuant to relevant agreements, the annual rental for the use of land is RMB5 million subject to a further land rental adjustment announced by the relevant state land administration authorities.

(vi) Pursuant to relevant agreements, the pricing for the use of the trademark per annum is charged at the rate of 0.2% of the Company's net annual turnover.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

30 June 2003

15. RELATED PARTY TRANSACTIONS *(continued)*

(vii) Pursuant to relevant agreements, the rental of buildings and plant and machinery is charged with reference to the depreciation of relevant assets.

(viii) Pursuant to relevant agreements, the pricing of agency fees is based on certain percentage of the invoiced value of goods sold through the agent.

(ix) The transactions are conducted with reference to the terms and rates stipulated by the Peoples' Bank of China.

(c) At the balance sheet date, the Holding guaranteed certain bank loans and other loans made to the Group up to RMB26.4 million (31 December 2002: RMB26.4 million) and RMB0.2 million (31 December 2002: RMB0.2 million), respectively.

16. POST BALANCE SHEET EVENTS

(a) On 22 July 2003, the Company entered into an agreement with the Holding, and three other parties to set up Luoyang First Motors Company Limited ("First Motors"), a company incorporated in the PRC with registered capital of RMB200 million, of which RMB18 million (representing 9.0% thereof) and RMB59 million (representing 29.5% thereof) were contributed by the Holding and the Company respectively. First Motors is engaged in the design, manufacture and sale of vehicles, mainly heavy loading trucks, and accessories for the chassis and the related ancillary services. The application for the business licence of First Motors was still being processed as at the date of this report.

(b) On 10 August 2003, the Company entered into an agreement with Jiangsu Qingjiang Tractor Group Limited ("Qingtuo Group"), the minority shareholder of YTQT, whereby the Company agreed to dispose of its entire 51% equity interest in YTQT to Qingtuo Group at a consideration of RMB10,000.

17. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current period's presentation.

BUSINESS REVIEW AND OPERATION ANALYSIS

During the first half of 2003, the national economy was able to overcome the adverse effect of SARS on the economy and maintained a rapid growth of 8.2% generally. During the first half of the year, in the tractors market, sales of large and medium tractors increased by 25.19% over the corresponding period last year while sales of four-wheeled small tractors decreased by 6.6% over the corresponding period last year. Because of SARS, harvesters were restricted from being used in other areas, thus stimulating a sharp demand for harvesters in major wheat producing regions. As a result, both production and sales boomed.

During the reporting period, the Company sold 5,680 large and medium tractors, of which 2,674 are crawler tractors, representing an increase of 37.1% over the corresponding period last year. 3,006 large- and medium-wheeled tractors were sold, representing an increase of 1.28 times over the corresponding period last year, while 58,450 small-wheeled tractors were sold, representing an increase of 103.6% over the corresponding period last year. Harvesters grew by ten times over the corresponding period last year.

During the reporting period, there was a major change in the Company's tractor product mix in the sense that the sales volume of large- and medium-wheeled tractors exceeded that of crawler tractors for the first time. The development of new products was speeded up and as a result the debugging and modeling of WY10R crawler excavator were completed. The Company is almost able to carry out mass production of it. Mass production of wheeled tractors within the range between 25 HP and 28 HP has commenced for launch in the market. Wheeled tractors within the range between 60 HP and 65 HP have come into mass production. Trial fitting of multi-modeled short-range medium power diesel engine 105 series has been completed and the product will soon be launched in the market. As a result, the capability of the Company to adapt itself to the market and to counter risk exposure is further enhanced.

During the reporting period, although the external market environment has not fundamentally improved and the adverse effect of SARS and surge in the prices of raw materials has been made on its operation, the Company was positive in exploring markets externally, providing services to customers, regulating sales channels and appointing regional agents to enhance the initiative of dealers so that the sales growth was increased. Internally, performance appraisal was strengthened by establishing a performance appraisal system based on benefit, efficiency and product mix. The management of account receivables was strengthened. Given a substantial growth in the revenue from principal business, account receivables should be controlled efficiently. After the capability to explore the market for parts and components was enhanced, revenue from the new business increased by RMB45,130,000 over the corresponding period last year.

In the first half of the year, the increase of 29.7% in infrastructure investment in China led to the continuous rapid growth of construction machinery market, of which the first five enterprises with the largest sales of road rolling machines achieved a growth in sales by 53.28% over the corresponding period in previous year; and there was also relatively significant growth for bulldozer and pavers whereby 4,312 sets and 512 sets respectively were sold in the first half of the year.

During the reporting period, the Group generated foreign exchange of US$4,855,000 from export due to the substantial growth export, representing an increase of two times over the corresponding period last year. Of the export, 156 tractors of various models were exported, representing an increase of 2.9 times over the corresponding period last year; two pavers and clutivators were exported; and 130 rollers were exported, representing an increase of nearly five times over the corresponding period last year. The foresaid products were mainly exported to Southeast Asia, Northeast Asia, Africa, South America, North America, Europe, etc.

During the reporting period, there was a significant rise in the sales volume of the construction machinery products of subsidiary companies as compared with the same period of last year and operating results increased rapidly. Sales volume of rolling machinery products increased by 47.9% over the corresponding period last year. Sales volume of industrial bulldozer products increased by 104.2% as compared with the same period last year. Sales volume of pavers and mixing equipment increased by 38.4% over the same period last year. The revenue from the principal construction machinery operations of Yituo (Luoyang) Construction Machinery Co., Ltd., Yituo (Luoyang) Building Machinery Co., Ltd., Zhenjiang Huatong Aran Machinery Co., Ltd and Zhenjiang Huachen Huatong Road Machinery Co., Ltd. increased by 90% in the first half of the year over the same period last year. There was a substantial growth in profit over the same period last year. Yituo (Luoyang) Harvester Co., Ltd. changed from a loss position to a profitable situation. However, Yituo Shenyang Tractor Company Limited and Yituo Qingjiang Tractor Company Limited continued to incur losses.

BUSINESS DEVELOPMENT STRATEGY

Based on the foundation of becoming profitable and maintaining a recovery growth in the first half of the year, the Company will continue to strengthen the Company's business development strategy of "further expanding and strengthening agricultural machinery and construction machinery; achieving further specialisation and enhancing professional practices for factories specialised in production of spare parts; integrating and reorganising the businesses of subsidiary companies and enhancing return on investments; actively searching for international co-operation and introducing overseas advanced products, technology, management and experience; and speeding up the adjustment on assets structure, enhancing the resources allocation and adopting various methods to maximise the operating efficiency of assets" in order to ensure overall growth in the Company's businesses and achieve the operating targets for 2003.

AGRICULTURAL MACHINERY

— Crawler tractors. On the basis of maintaining the existing traditional competitive advantages in crawler tractors, the Company will increase sales volume and put more efforts in development of modified products on the basis of the crawler chassis technology. The Company will strive to ensure that WY10R hydraulic excavator will achieve a breakthrough in its development and commence mass production for sales in the market as soon as possible.

— Large-wheeled and medium-wheeled tractors. The Company will seize the opportunity of growth in large-wheeled and medium-wheeled tractor industry to enhance quality and expand the scale of operations on the basis of active response to the changes in customers so that the Company can maintain the leading position and increase sales volume.

— Small-wheeled tractors. In view of the low technology level of the product and keen competition in the market, the Company will utilise its competitive advantages of its brands, adopt effective measures to reduce costs, expand the sales volume in the market and maintain and increase the existing market share.

— Agricultural machinery. Yituo (Luoyang) Harvester Co., Ltd. will summaries the experience of development in the past three years. On the basis of rapid growth in the first half of the year, it will strive to achieve a breakthrough in its rice harvester. At the same time, it will speed up the development of the ancillary agricultural machinery businesses in line with the main equipment such as rotary cultivators and straw threshers.

CONSTRUCTION MACHINERY

The Group's construction machinery businesses are mainly carried out by five subsidiary companies. The further and faster development of construction machinery business will have significant impact on the Group's operating results. The Group will closely seize the strategic opportunities of overall rapid growth of construction machinery industry and focus on the following areas:

— The Company will improve the corporate governance structure and provide the subsidiary companies with a systematic platform for the rapid development.

— In addition to consolidating the market position for the existing product groups, the Company will increase the market share. The Company will continue to maintain the leading position in the rolling machinery and paver sectors.

— The Company will integrate the advantages in resources, focus on those construction machinery products with large market potential such as industrial bulldozers, loaders and commercial cement-mixing machinery in order to properly adjust the Group's product structure in construction machinery. On the basis of the good results achieved in the first half of the year, the Group will consolidate and further develop the construction machinery market.

SPARE PARTS

In respect of the Company's spare parts business, the Company will fully utilise the existing technical skills, technology and economies of scale of the established casting centre, welding centre and gear factory. In addition to active establishment of a proper internal market, the Company will actively develop the external market of spare parts and accessories to enlarge the operating base.

NEW MANAGEMENT PRACTICES

The Company's board of directors has established the Remunerations and Performance Evaluation Committee to study and establish a remuneration policy and plan for the Company's senior management with the purpose of stimulating the initiative and creativity of operating management teams.

In the second half of the year, the Company will continue to strengthen the management over accounts receivable, inventories and capital to enhance the quality of economic operation. At the same time, the Company will actively adopt new measures similar to advanced enterprises in respect of staff training, remuneration packages and adjustment in organisation structure.

The Company's board of directors believes that the above measures will further enhance the Company's operating results in the second half of the year and provide a satisfactory investment returns to shareholders.

LIQUIDITY AND FINANCIAL ANALYSIS

As at 30 June 2003, the cash and bank deposits of the Group amounted to approximately RMB1,069,026,000 which had increased by approximately RMB79,091,000, representing an increase of 7.99% compared with the end of 2002.

As at 30 June 2003, the Group's bank loans amounted to RMB192,530,000, an increase of RMB22,480,000 compared to the end of 2002. The Group had no long term bank loans.

As at 30 June 2003, net trade receivables of the Group amounted to approximately RMB407,367,000, increased by RMB146,573,000 or 56.20% compared with the end of 2002. The increase in trade receivables was mainly due to the substantial growth in the sales volume of road machinery and construction machinery products over the corresponding period last year, which resulted in an increase in trade receivables. However, the growth was far lower than that of operating results.

Financial Statistics:

Items	Basis of calculation	As at 30 June 2003	As at 31 December 2002
Gearing ratio	Total liabilities/total assets x 100%	45.06%	38.55%
Current ratio	Current assets/current liabilities	1.75	2.00
Quick ratio	(Current assets – inventories)/current liabilities	1.31	1.47
Debt equity ratio	Total liabilities/shareholders' equity x 100%	82.03%	62.75%

APPLICATION OF THE PROCEEDS FROM THE H SHARES ISSUE

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares under the initial public offering of the Company's H Shares listed on The Stock Exchange of Hong Kong Limited on 23 June 1997 and two subsequent partial exercises of over-allotment option.

Save for the proceeds of RMB1,180,725,000 which have already been used as disclosed in previous annual results announcement, the proceeds from the H Shares issue were used in the first half of the year as follows:

- approximately RMB41,621,100 is still being applied to the technological renovation project for 100/105 medium power diesel engine.
- as to the balance for the Company's additional general working capital.

CURRENCY EXCHANGE RISK

The Group carries out its day-to-day business activities mainly in the PRC. A large amount of capital income and expenditure is principally denominated in Renminbi, with a small amount of expenditure being denominated in Hong Kong dollars. The Group's foreign exchange debt is mainly applied to the payment of commissions outside China and payment of dividends to holders of H shares. The Group's cash balances are usually deposited with financial institutions in the form of short-term deposits. Bank loans were borrowed in Renminbi and can be repaid out of the income received in Renminbi.

As at 30 June 2003, the Group has not pledged any of its foreign currency deposits.

CONTINGENT LIABILITIES

As at 30 June 2003, the Group did not have any significant contingent liabilities.

PLEDGE OF ASSETS

As at 30 June 2003, the Group's certain buildings and machinery with an aggregate carrying value of approximately RMB36,586,000 and deposits of approximately RMB11,537,000 were pledged to banks to secure certain short term bank loans granted to the Group.

In addition, the Group's deposits amounting to approximately RMB208,878,000 and bills receivable of approximately RMB6,670,000 are pledged to banks to secure other banking facilities granted to the Group.

As at 30 June 2003, the Group's deposits amounting to RMB3,210,000 are pledged to a bank for securing certain performance bonds issued by that bank on behalf of a related company.

SHARES HELD BY DIRECTORS AND SUPERVISORS

None of the directors, supervisors or members of the senior management of the Company or their associates had any interests in the shares or debentures of the Company or any of its associated corporations during the period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the shares of the Company during the six months ended 30 June 2003.

DISCLOSURE OF SIGNIFICANT EVENTS

1. As the terms of office of the Company's second board of directors and supervisory committee expired, the Company's 2002 Annual General Meeting was held on 13 June 2003, at which Mr. Dong Yongan, Mr. Liu Dagong, Mr. Liu Wenying, Mr. Shao Haichen, Mr. Li Tengjiao, Mr. Zhao Yanshui, Mr. Zhang Jing, Mr. Liu Shuangcheng and Mr. Huang Yanzhao were elected as the executive directors of the third board of directors of the Company; Mr. Lu Zhongmin, Mr. Tao Xiang, Mr. Chen Zhi and Mr. Chan Sau Shan, Gary were elected as the independent non-executive directors; and Mr. Liu Anan, Mr. Zhao Zhonghai, Mr Xu Weilin, Ms. Wang Aiying and Mr. Shao Jianxin were elected as the members of the third supervisory committee of the Company. Mr. Liu Anan acts as Chairman of the Supervisory Committee. The terms of office of the third board of directors and supervisory committee of the Company are effective from 1 July 2003 for three years.

2. The first meeting of the third board of directors of the Company elected Mr. Dong Yongan as the Chairman of the Company and Mr. Liu Dagong as the Vice-chairman and resolved to continue to appoint Mr. Shao Haichen as the general manager, Mr. Du Huanlin, Mr. Yang Youliang, Mr. Guo Zhiqiang and Mr. Zhang Youyu as the deputy general manager, Mr. Xie Jianhua as the chief accountant and Mr. Zhang Guolong as the secretary to the board of directors.

3. To further improve the corporate governance structure, establish scientific and rational system in remuneration and performance evaluation of senior management and promote continuous development of the Company, the first meeting of the third board of directors of the Company resolved to establish the Remuneration and Performance Appraisal Committee of the Board of Directors. The Committee comprises independent directors Mr. Chen Zhi and Mr. Lu Zhongmin and the executive director Mr. Dong Yongan. Mr. Chen Zhi acts as the convener. The major duties of the Remuneration and Performance Evaluation Committee are: (1) to study the performance evaluation standards of directors and senior management, carry out evaluation and submit recommendations; and (2) to study and review the remuneration policy and plan of directors and senior management.

4. On 22 July 2003, the Company, Henan Construction Investment Company, China Yituo Group Corporation Limited (the "Holding"), Luoyang Yituo Dongfang Industrial Company Limited and Mr. Liu Zhen Min entered into the Promoters' Agreement of Luoyang First Motors Company Limited for the establishment of Luoyang First Motors Company Limited ('First Motors"). The registered capital of First Motors will be RMB200,000,000. The Company will invest RMB59,000,000, representing 29.5% of the total capital. First Motors will be principally engaged in the design, manufacture and sales of motor vehicles, special vehicles, hanging vehicles chassis for motor vehicles and related spare parts. (Please refer to the announcement dated 24 July 2003 for details)

5. As the Company's subsidiary company Yituo Qingjiang Tractor Co., Ltd. ("YTQT") continued to incur losses, the Company and Jiansu Qingjiang Tractor Group Company ("Qingtuo Group") entered into an agreement on 10 August 2003 for the transfer of 51% equity interests in YTQT after the comprehensive consideration of the conditions of the assets and liabilities of YTQT. Pursuant to the agreement, the Company transferred 51% equity interests in YTQT. to Qingtuo Group at a price of RMB10,000. After the transfer of equity interests, the Company no longer held any equity interests in YTQT.

6. The extraordinary general meeting of the Company was held on 6 August 2003 approving the Financial Service Agreement between the Company's subsidiary company China First Tractor Group Finance Company Limited ("FTGF") and the Holding and the connected transactions as disclosed. The Stock Exchange of Hong Kong Limited (the "HKSE") had granted a waiver from strict compliance with the requirements in accordance with paragraph 14.26 of the Rules Governing the Listing of Securities on HKSE.

CHANGES IN SHAREHOLDERS AND SHARE CAPITAL STRUCTURE

As at 30 June 2003, the Company issued a total of 785,000,000 shares. Its share capital structure was as follows:

	Class of shares	Number of shares	Percentage (%)
(1)	Non-circulating State-owned legal person shares	450,000,000	57.32
(2)	Circulating and listed on the HKSE (H shares)	335,000,000	42.68
Total		785,000,000	100.00

SHARE HELD BY SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the register of shareholders maintained pursuant to the Securities and Futures Ordinance ("SFO") shows that the following shareholders with interests representing 5% or more of the Company's issued share capital:

Name of Shareholder	Class of shares	Number of shares	Percentage of total share capital (%)
China Yituo Group Corporation Limited	State-owned legal person shares	450,000,000	57.32
The HKSCC Nominees Limited	H shares	328,783,998	41.88

Save as disclosed herein, the Board is not aware of any persons directly or indirectly interested in 5% or more in the shares of the Company as recorded in the register required to be kept under SFO.

STAFF AND REMUNERATION

As at 30 June 2003, there was a total of 14,466 staff in the Company. Remuneration totalled RMB80,855,000 were the total emoluments of the staff during the reporting period.

STAFF QUARTER

As all staff quarters have been retained by the Holding, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expense (including quarters retained by the Holding).

DESIGNATED DEPOSITS

All deposits of the Company were placed in the PRC State-owned banks and the Company's subsidiary FTGF. The Company has granted loans of RMB40,000,000 and RMB2,000,000 to its subsidiaries, namely, Yituo (Luoyang) Building Machinery Co., Ltd. and Guizhou Zhenning Biological Industrial Co., Ltd., respectively. However, in accordance with the requirement of prohibition of inter-company loans in the PRC, certain financial institutions such as banks have been appointed to handle the loan matter. Such amount has been eliminated upon the preparation of the Group's condensed consolidated balance sheet. Save as aforesaid, all deposits of the Company were not in the form of designated deposits with the banks and FTGF and there were no unrecovered fixed deposits upon maturity.

MATERIAL LITIGATION

During the period, the Company was not involved in any material litigation or arbitration of any material importance.

POLICY ON UNIFIED INCOME TAX

For the six months ended 30 June 2003, the corporate income tax of the Company is subject to 33% tax rate based on its assessable profits.

CODE OF BEST PRACTICE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules during the period ended 30 June 2003.

By Order of the Board
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC
22 August 2003

二 零 零 三 年 中 期 業 績 報 告



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第一拖拉机股份有限公司

FIRST TRACTOR COMPANY LIMITED

第 一 拖 拉 機 股 份 有 限 公 司

第一拖拉機股份有限公司(「本公司」)董事會(「董事會」)欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零三年六月三十日止六個月，按照香港普遍採納之會計原則編製之未經審核綜合中期業績，連同二零零二年同期比較數字。本簡明綜合中期財務報表未經審核，但經本公司審核委員會審閱。

截至二零零三年六月三十日止六個月，本集團實現營業額人民幣1,793,588,000元，與去年同期相比增長72%；實現盈利人民幣23,931,000元，實現了扭虧為盈，每股盈利人民幣3.05分。經營業績快速提升，得益於本集團主營業務大幅增長。

董事會建議不派發截至二零零三年六月三十日止六個月的中期股息。

簡明綜合損益表

截至二零零三年六月三十日止六個月
(按香港會計準則編製)

	附註	截至六月三十日止六個月 二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元
營業額	2	1,793,588	1,040,237
銷售成本		(1,563,866)	(909,554)
毛利		229,722	130,683
其他收入及收益	3	29,041	28,038
銷售及分銷成本		(59,716)	(53,821)
管理費用		(118,806)	(90,493)
其他經營費用		(27,878)	(25,953)
經營業務溢利／（虧損）	4	52,363	(11,546)
財務費用		(6,067)	(10,617)
應佔溢利及虧損：			
聯合控制企業		990	2,109
聯營公司		5,770	2,016
因收購一間聯營公司所產生的負商譽確認為收入		303	—
除税前溢利／（虧損）		53,359	(18,038)
税項	5	(15,288)	(5,083)
未計少數股東權益前溢利／（虧損）		38,071	(23,121)
少數股東權益		(14,140)	(963)
股東應佔日常業務溢利／（虧損）淨額		23,931	(24,084)
撥往儲備	6	1,174	—
每股盈利／（虧損）－基本	8	人民幣3.05分	人民幣(3.07)分

簡明綜合資產負債表

二零零三年六月三十日
(按香港會計準則編製)

	附註	二零零三年六月三十日 未經審核 人民幣千元	二零零二年十二月三十一日 經審核 人民幣千元
非流動資產			
固定資產		769,726	787,407
在建工程		111,632	74,299
負商譽		(2,109)	(2,227)
聯合控制企業權益		24,446	23,768
聯營公司權益		25,446	20,065
長期投資		64,068	59,728
應收貸款	9	24,027	5,792
		1,017,236	968,832
流動資產			
存貨		702,078	629,704
應收賬款及應收票據	10	580,266	406,196
應收貸款	9	135,823	103,015
其他應收款		181,489	152,203
短期投資		87,114	84,503
已抵押存款		223,625	174,079
現金及現金等價物		845,401	815,856
		2,755,796	2,365,556
流動負債			
應付賬款及應付票據	11	773,741	494,089
應交税金		13,227	6,376
其他應付款及應計負債		436,991	387,547
客戶存款	12	156,441	122,259
附帶利息之銀行和其他貸款		192,530	170,050
		1,572,930	1,180,321
淨流動資產		1,182,866	1,185,235
資產總額減流動負債		2,200,102	2,154,067
少數股東權益		127,329	105,225
		2,072,773	2,048,842

簡明綜合資產負債表（續）

二零零三年六月三十日
（按香港會計準則編製）

	二零零三年六月三十日未經審核 人民幣千元	二零零二年十二月三十一日經審核 人民幣千元
股本及儲備		
已發行股本	785,000	785,000
儲備	1,287,773	1,263,842
	2,072,773	2,048,842

簡明綜合資本變動表

二零零三年六月三十日

(按香港會計準則編製)

	股本 未經審核 人民幣千元	資本公積 未經審核 人民幣千元	法定盈餘公積金 未經審核 人民幣千元	法定公益金 未經審核 人民幣千元	儲備基金 未經審核 人民幣千元	企業發展基金 未經審核 人民幣千元	累積虧損 未經審核 人民幣千元	合計 未經審核 人民幣千元
於二零零三年一月一日	785,000	1,378,840	59,455	59,455	1,172	928	(236,008)	2,048,842
期內溢利淨額	–	–	–	–	–	–	23,931	23,931
撥往儲備	–	–	–	–	587	587	(1,174)	–
於二零零三年六月三十日	785,000	1,378,840	59,455	59,455	1,759	1,515	(213,251)	2,072,773
於二零零二年一月一日	785,000	1,378,840	58,578	58,578	834	590	(174,088)	2,108,332
期內虧損淨額	–	–	–	–	–	–	(24,084)	(24,084)
於二零零二年六月三十日	785,000	1,378,840	58,578	58,578	834	590	(198,172)	2,084,248

簡明綜合現金流量表

截至二零零三年六月三十日止六個月
(按香港會計準則編製)

	截至六月三十日止六個月	
	二零零三年	**二零零二年**
	未經審核	**未經審核**
	人民幣千元	*人民幣千元*
經營業務之淨現金流入	128,091	125,472
投資活動	(5,167)	(215,225)
融資活動前之淨現金流入／(流出)	122,924	(89,753)
融資活動	30,444	48,040
現金及現金等價物之淨增加／(減少)	153,368	(41,713)
期初之現金及現金等價物	345,669	318,401
期末之現金及現金等價物	499,037	276,688
現金及現金等價物之餘額分析		
現金及銀行存款	482,489	185,611
存款期少於三個月的非抵押定期存款	16,548	91,077
	499,037	276,688

簡明綜合中期財務報表附註

二零零三年六月三十日

1. 呈報基準及主要會計政策

本集團之未經審核簡明綜合中期財務報表乃根據香港會計師公會所頒佈的香港會計實務準則（「會計實務準則」）第 25 號「中期財務報告」而編製。

除下列在編製本期間之簡明綜合中期財務報表時首次採用之新訂／經修訂會計實務準則外，在編製本簡明綜合中期財務報表所採用之會計政策及編列基準乃與截至二零零二年十二月三十一日止年度經審核財務報表所採用者一致：

- 會計實務準則第 12 號（經修訂）：「所得稅」
- 會計實務準則第 35 號：「政府補助款之會計及政府資助事項之披露」

其主要影響概述如下：

會計實務準則第 12 號（經修訂）主要規定遞延稅項之會計處理方法及披露。在過往年度，遞延稅項是指在可預見將來可能引起負債的所有重大之時間差距採用利潤表負債法計提之撥備，遞延稅項資產於直至可合理毫無疑問肯定變現後方予以確認。會計實務準則第12號（經修訂）規定採用資產負債表負債法，除有限之例外情況外，所有財務報表之資產及負債之賬面值，與用以計算應課稅溢利之相應稅基兩者之所有暫時性差異，均需確認為遞延稅項。採納會計實務準則第 12 號（經修訂）對本期及以前會計期間之業績並無構成任何重要影響。

香港會計實務準則第35號訂明有關政府補貼的會計處理方法及披露規定和其他政府資助的披露規定。是項準則對該等簡明綜合中期財務報表並無構成任何重要影響。

簡明綜合中期財務報表附註

二零零三年六月三十日

2. 營業額及分類資料

營業額為已銷貨品之發票金額扣除折扣和退貨後之淨額，也不包括銷售稅項和集團內部交易額。

本集團主要從事製造及銷售農業拖拉機及有關零部件、工程機械、路面機械、農業收穫機械及金融業務。

(a) 業務分類

	拖拉機		路面機械		工程機械		收穫機械		金融業務		其他		抵銷		綜合	
	截至六月三十日止六個月															
	二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元	二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元
分類收入：																
對外銷售	1,043,550	695,917	506,398	242,247	144,715	86,668	96,208	10,317	–	–	2,717	5,088	–	–	1,793,588	1,040,237
分類間的銷售	8,306	10,958	–	–	14,984	12,432	–	–	3,843	–	–	–	(27,133)	(23,390)	–	–
其他收入及收益	–	–	–	–	–	–	–	–	7,743	–	–	–	–	–	7,743	–
合計	1,051,856	706,875	506,398	242,247	159,699	99,100	96,208	10,317	11,586	–	2,717	5,088	(27,133)	(23,390)	1,801,331	1,040,237
分類業績	(12,684)	(26,409)	50,951	13,905	6,058	(1,674)	(2,437)	(6,965)	6,006	–	20	(19)	–	–	47,914	(21,162)
利息、股息及投資收入及確認為收入的負商譽															4,449	9,616
經營業務盈利／(虧損)															52,363	(11,546)
財務費用															(6,067)	(10,617)
應佔溢利及虧損：																
聯合控制企業	990	2,109	–	–	–	–	–	–	–	–	–	–	–	–	990	2,109
聯營公司	–	–	–	–	–	–	–	–	–	–	5,770	2,016	–	–	5,770	2,016
因收購一間聯營公司所產生的負商譽確認為收入	–	–	–	–	–	–	–	–	–	–	303	–	–	–	303	–
除稅前溢利／(虧損)															53,359	(18,038)
稅項															(15,288)	(5,083)
未計少數股東權益前溢利／(虧損)															38,071	(23,121)
少數股東權益															(14,140)	(963)
股東應佔日常業務溢利／(虧損)淨額															23,931	(24,084)

簡明綜合中期財務報表附註

二零零三年六月三十日

2. 營業額及分類資料（*續*）

(b) 地區分類

本集團超過90%的收入及業績均源自中華人民共和國（「中國」）的業務，故並無呈列地區分類資料。

3. 其他收入及收益

	截至六月三十日止六個月	
	二零零三年 未經審核 *人民幣千元*	二零零二年 未經審核 *人民幣千元*
利息收入	3,952	8,113
金融業務之利息收入	7,220	—
雜項銷售溢利	5,324	9,264
租賃收入	2,391	1,046
非上市長期投資之股息收入	379	1,503
出售固定資產之收益	684	—
其他	9,091	8,112
	29,041	28,038

簡明綜合中期財務報表附註

二零零三年六月三十日

4. 經營業務溢利／（虧損）

本集團經營業務溢利／（虧損）已扣除／（計入）下列各項：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	未經審核	未經審核
	人民幣千元	*人民幣千元*
固定資產折舊	49,110	50,765
固定資產減值	—	10,000
在建工程減值	7,405	—
呆壞賬準備	3,424	13,000
利息收入	(3,952)	(8,113)
金融業務的利息收入	(7,220)	—
非上市長期投資之股息收入	(379)	(1,503)
因收購一間附屬公司所產生的負商譽確認為收入	(118)	—

5. 稅項

	截至六月三十日止六個月	
	二零零三年	二零零二年
	未經審核	未經審核
	人民幣千元	*人民幣千元*
本公司及附屬公司：		
中國企業所得稅	14,284	5,648
遞延稅項	—	(1,234)
	14,284	4,414
應佔稅項：		
聯合控制企業	312	422
聯營公司	692	247
期內稅務總支出	15,288	5,083

簡明綜合中期財務報表附註

二零零三年六月三十日

5. 稅項 *(續)*

由於本集團並無於香港賺取或源自香港之應課稅溢利，故於截至二零零三年六月三十日止期間並無就香港利得稅作出撥備(截至二零零二年六月三十日止六個月：無）。

本公司及其附屬公司之中國企業所得稅乃以根據有關現行法例解釋及常規釐定之估計應課稅溢利的12%至33%（截至二零零二年六月三十日止六個月：12%至33%）稅率計算。

由於本集團於期內並無海外應課稅溢利，故並無作出海外利得稅撥備。

聯營公司及聯合控制企業之中國企業所得稅是根據有關中國法律和法規按各自應課稅溢利之15%至33%稅率計算（截至二零零二年六月三十日止六個月：18%至33%）。

有關稅務虧損及其他可抵扣暫時性差異的潛在遞延稅項資產並未予以確認，因該等潛在遞延稅項資產之轉回可能性並不明確。

由於本集團能夠控制回轉暫時性差異的時間，且該等差異可能不會在可見之將來轉回，因此並未就與附屬公司之未分配利潤相關之暫時性差異確認遞延稅項負債。

簡明綜合中期財務報表附註

二零零三年六月三十日

6. 撥往儲備

	截至六月三十日止六個月	
	二零零三年	二零零二年
	未經審核	未經審核
	人民幣千元	*人民幣千元*
儲備基金	587	—
企業發展基金	587	—
	1,174	—

截至二零零三年六月三十日止六個月期間，本公司未有提取法定公積金及法定公益金(截至二零零二年六月三十日止六個月：無)。有關提取將會在年底時按中國公司法和本公司章程進行。

於本期內，附屬公司撥往儲備而列入本集團簡明綜合中期財務報表中之總額約為人民幣1,174,000元。

7. 中期股息

董事會不建議就截至二零零三年六月三十日止六個月期間派發任何中期股息(截至二零零二年六月三十日止六個月：無)。

8. 每股盈利／(虧損)

每股基本盈利／(虧損)乃根據期內股東應佔日常業務淨溢利約人民幣23,931,000元(截至二零零二年六月三十日止六個月：虧損約人民幣24,084,000元)及期內已發行股之加權平均數785,000,000(截至二零零二年六月三十日止六個月：785,000,000)股計算。

由於本公司並無任何潛在攤薄股，故此並無呈列每股攤薄盈利／(虧損)。

簡明綜合中期財務報表附註

二零零三年六月三十日

9. 應收貸款

	附註	二零零三年六月三十日 總額 未經審核 人民幣千元	二零零三年六月三十日 準備 未經審核 人民幣千元	二零零三年六月三十日 淨額 未經審核 人民幣千元	二零零二年十二月三十一日 總額 經審核 人民幣千元	二零零二年十二月三十一日 準備 經審核 人民幣千元	二零零二年十二月三十一日 淨額 經審核 人民幣千元
向控股公司貸款		103,000	3,090	99,910	70,000	2,100	67,900
向一間聯營公司貸款	(a)	400	4	396	15,400	154	15,246
向關連公司貸款	(b)	12,568	1,547	11,021	22,100	663	21,437
向客戶貸款		53,350	4,827	48,523	7,140	2,916	4,224
		169,318	9,468	159,850	114,640	5,833	108,807
於一年內到期的應收貸款		(143,350)	(7,527)	(135,823)	(108,430)	(5,415)	(103,015)
長期應收貸款		25,968	1,941	24,027	6,210	418	5,792

(a) 向一間聯營公司貸款指中國一拖集團財務有限責任公司(「一拖財務公司」)向本集團一間聯營公司一拖(洛陽)柴油機有限公司(「一拖柴油機」)借出的貸款。一拖柴油機由本公司之最終控股公司中國一拖集團有限公司(「控股公司」)持有75%股權,餘下的25%股權由本公司一家非全資附屬公司持有。

(b) 向關連公司貸款指一拖財務公司向一拖(洛陽)模具廠、一拖(洛陽)車輛有限公司及一拖美德風電設備有限公司(「美德」)借出的貸款。一拖(洛陽)模具廠為控股公司的全資附屬公司。控股公司持有一拖(洛陽)車輛有限公司51%股權。控股公司持有美德50%股權。

簡明綜合中期財務報表附註

二零零三年六月三十日

10. 應收賬款及應收票據

本集團與客戶之貿易主要以信貸方式進行，而客戶一般需要預付款項。客戶之信貸期一般為三十至九十日。

	附註	二零零三年六月三十日 未經審核 人民幣千元	二零零二年十二月三十一日 經審核 人民幣千元
應收賬款，淨額	(a)	407,367	260,794
應收票據	(b)	172,899	145,402
		580,266	406,196

(a) 於結算日，按照發票日及扣除準備後之應收賬款賬齡分析如下：

	二零零三年六月三十日 未經審核 人民幣千元	二零零二年十二月三十一日 經審核 人民幣千元
3個月以內	257,803	129,391
4至6個月	47,846	44,541
7至12個月	65,675	49,460
1至2年	28,377	34,657
2年以上	7,666	2,745
	407,367	260,794

(b) 於二零零三年六月三十日之應收票據餘額中包括價值為人民幣53,138,000元（二零零二年十二月三十一日：人民幣86,933,000元）的貼現應收票據（已扣除撥備），該等貼現應收票據由本集團的金融業務產生。

簡明綜合中期財務報表附註

二零零三年六月三十日

11. 應付賬款及應付票據

	附註	二零零三年 六月三十日 未經審核 人民幣千元	二零零二年 十二月三十一日 經審核 人民幣千元
應付賬款	(a)	545,161	371,910
應付票據		228,580	122,179
		773,741	494,089

(a) 於結算日，按照發票日之應付賬款賬齡分析如下：

	二零零三年 六月三十日 未經審核 人民幣千元	二零零二年 十二月三十一日 經審核 人民幣千元
3個月以內	441,004	267,888
4至6個月	44,456	42,373
7至12個月	19,813	20,337
1至2年	13,928	18,196
2年以上	25,960	23,116
	545,161	371,910

12. 客戶存款

本集團之客戶存款內包括有為數約人民幣57,453,000元（二零零二年十二月三十一日：人民幣43,316,000元）屬由一聯營公司存入的存款；為數約人民幣43,164,000元（二零零二年十二月三十一日：人民幣12,333,000元）屬由控股公司存入的存款；及為數約人民幣4,048,000元（二零零二年十二月三十一日：人民幣16,890,000元）屬由若干關連公司存入的存款。

簡明綜合中期財務報表附註
二零零三年六月三十日

13. 或然負債

於結算日，本集團無任何重大或然負債。

14. 資本承擔

本集團於結算日有以下資本承擔：

	二零零三年 六月三十日 未經審核 *人民幣千元*	二零零二年 十二月三十一日 經審核 *人民幣千元*
已簽約，但尚未撥備：		
購置機器及設備	93,238	25,529
購入長期投資	—	3,640
	93,238	29,169
已批准，但尚未簽約：		
購置機器及設備	48,357	147,793
	141,595	176,962

簡明綜合中期財務報表附註
二零零三年六月三十日

15. 關連人士交易

(a) 期內，本集團與控股公司集團，包括控股公司之附屬公司及聯營公司的重大交易如下：

	附註	截至六月三十日止六個月 二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元
銷售原材料及零部件	(i)	100,909	62,286
購買原材料及零部件	(i)	126,762	86,437
支付動力費	(ii)	56,387	36,628
支付福利及後勤服務費	(iii)	12,391	11,612
支付運輸費	(iii)	2,810	1,880
支付研究及開發費用	(iv)	1,928	1,664
支付土地租金	(v)	2,500	2,500
支付商標費	(vi)	1,928	1,664
支付租金：			
建築物	(vii)	1,070	1,072
機器及設備	(vii)	1,480	1,178
支付代理服務費	(viii)	—	188
期內所授出之貸款	(ix)	37,410	—
期內票據貼現	(ix)	44,505	—
利息收入，包括貼現票據收費	(ix)	4,341	—

簡明綜合中期財務報表附註

二零零三年六月三十日

15. 關連人士交易（*續*）

上述交易包括本集團與其聯營公司一拖柴油機（亦為控股公司一附屬公司）進行之重大交易。在本集團於二零零二年三月收購一拖柴油機後，本集團與一拖柴油機進行之重大交易概述如下：

	附註	截至六月三十日止六個月 二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元
出售原材料及零件	(i)	36,189	9,527
購買原材料及零件	(i)	29,229	18,906
期內貼現票據	(ix)	40,000	—
利息收入，包括 貼現票據收費	(ix)	783	—

(b) 期內本公司之附屬公司，一拖清江拖拉機有限公司(「清拖有限公司」)與其少數股東之重大交易如下：

	附註	截至六月三十日止六個月 二零零三年 未經審核 人民幣千元	二零零二年 未經審核 人民幣千元
銷售原材料及零部件	(i)	1,115	1,274
購買原材料及零部件	(i)	7,252	3,994
收取動力費	(ii)	395	585

簡明綜合中期財務報表附註
二零零三年六月三十日

15. 關連人士交易（續）

附註：

(i) 根據有關協議，原材料及零部件之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等原材料或零部件並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所調整百分率之數額。

(ii) 根據有關協議，動力之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所調整百分率之數額。

(iii) 根據有關協議，福利及後勤服務與運輸服務之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數所調整百分率之數額。

(iv) 根據有關協議，日常研究及開發服務之全年定價乃根據本公司全年營業淨額0.2%計算。

(v) 根據有關協議，使用土地之全年租金為人民幣5,000,000元，除非有關之國有土地管理局宣佈調整土地租金。

(vi) 根據有關協議，商標費的全年定價乃按本公司全年營業淨額的0.2%計算。

簡明綜合中期財務報表附註

二零零三年六月三十日

15. 關連人士交易 *(續)*

(vii) 根據有關協議，建築物及機器設備之租賃價格根據相關資產之折舊計算。

(viii) 根據有關協議，代理費用價格乃按照透過代理出售貨品之發票值之若干百分比計算。

(ix) 該等交易參考中國人民銀行規定條款及滙率進行。

(c) 於結算日，控股公司擔保若干借予本集團的銀行貸款及其他貸款，擔保上限分別為人民幣26,400,000元（二零零二年十二月三十一日：人民幣26,400,000元）及人民幣200,000元（二零零二年十二月三十一日：人民幣200,000元）。

16. 結算日後事項

(a) 於二零零三年七月二十二日，本公司與控股公司及其他三方訂立協議成立洛陽福賽特汽車股份有限公司（「福賽特汽車」）。該公司於中國註冊成立，註冊資本為人民幣200,000,000元，其中人民幣18,000,000元（佔註冊資本9%）由控股公司出資；人民幣59,000,000元（佔註冊資本29.5%）由本公司出資。福賽特汽車以設計、製造和銷售汽車（以重型貨車為主）及汽車底盤等零部件及相關的配件及服務為主。在本報告日，福賽特汽車的營業執照正在申請中。

(b) 於二零零三年八月十日，本公司與清拖有限公司之少數股東江蘇清江拖拉機集團公司（「清拖集團」）簽署一項協議。根據該協議，本公司同意將其於清拖有限公司的全部51%權益以人民幣10,000元出售予清拖集團。

17. 比較金額

若干比較數額已作重新分類，以使其與本期之呈列方式一致。

業績回顧與經營分析

二零零三年上半年，國民經濟克服了SARS疫情對經濟運行帶來的不利影響，總體上仍然保持8.2%的快速增長。上半年，在拖拉機市場中，大中型拖拉機銷量同比增長25.19%；小型四輪拖拉機同比銷量下降6.6%。由於SARS疫情，收穫機械跨地區作業受到限制，刺激了小麥主產區對收穫機械需求猛增，出現了產銷兩旺的勢頭。

報告期內，本公司銷售大中型拖拉機5,680台，其中：履帶拖拉機銷售2,674台，同比增長37.1%；大、中輪式拖拉機銷量3,006台，同比增長1.28倍；小型輪式拖拉機銷量58,450台，同比增長103.6%，收穫機械產品同比增長10倍。

報告期內，本公司拖拉機產品結構發生重大變化，大中型輪式拖拉機的銷量首次超過履帶拖拉機；新產品開發速度加快，完成了WY10R履帶式挖掘機的試驗和定型，已基本具備批量生產能力；25-28中馬力輪式拖拉機已批量投放市場，60-65馬力輪式拖拉機也已進入批量生產；105系列短衝程中功率柴油機，已完成多機型的試配，即將投放市場。公司適應市場和抗風險的能力進一步增強。

報告期內，本公司在外部市場環境沒有發生根本性好轉的情況下，面對SARS疫情和原材料陡然上漲對本公司經營帶來的不利影響，對外積極開拓市場，服務用戶，規範銷售渠道，實行區域代理，提高了經銷商的積極性，有力地拉動了銷量增長。對內強化績效考核，建立了以效益、效率和產品結構調整為核心的績效考核體系；加強應收賬款的管理，在主營業務收入大幅增長的情況下，應收賬款得到有效控制；提高零部件產品開拓市場的能力，開拓經營收入同比增加人民幣4,513萬元。

上半年，在國家基本建設投資同比增長29.7%的拉動下，工程機械市場仍然保持了高速增長的勢頭，其中：壓路機銷量前5名的企業，上半年的銷量同比增長53.28%；工業推土機和攤鋪機械也有較大增長，上半年銷量分別達4,312台和512台。

報告期內，本集團出口大幅增長，出口創匯485.5萬美元，同比增長2倍，其中：出口各型號拖拉機156台，同比增長2.9倍；出口攤鋪機、養護機2台；出口壓路機130台，同比增長近5倍。上述產品主要出口到東南亞、東北亞、非洲、南美洲、北美洲和歐洲等地區。

報告期內，附屬公司之工程機械產品銷量同比大幅增長，經營業績快速提升。壓實機械產品銷量同比增長47.9%，工業推土機產品銷量同比增長104.2%，攤鋪機械、拌和機械產品同比增長38.4%。一拖（洛陽）工程機械有限公司、一拖（洛陽）建築機械有限公司、鎮江華通阿倫機械有限公司、鎮江華晨華通路面機械有限公司等工程機械業務，上半年主營收入同比增長90%，盈利同比也有大幅度增長。一拖(洛陽)收獲機械有限公司實現了扭虧為盈，但是一拖瀋陽拖拉機有限公司、一拖清江拖拉機有限公司仍然虧損。

業務發展策略

公司在2003年上半年實現盈利和保持恢復性增長的基礎上，繼續強化公司所採取的「農業機械、工程機械做大做強；零部件專業廠做精做專；整合、重組附屬公司業務，提升投資回報；積極尋求國際合作，吸引國外的先進產品、技術、管理和經驗；加快資產結構調整，優化資源配置，採取多種形式最大限度地發揮資產運營效率」的發展策略，保持公司業務全面增長，實現 2003 年經營目標。

農業機械

— 履帶拖拉機。在保持現有履帶拖拉機傳統優勢的基礎上，增加銷量，加大以履帶底盤技術為基礎的變型產品開發，尤其是WY10R液壓挖掘機要有突破性進展，儘快批量投放市場。

— 大中型輪式拖拉機。要抓住整個大中型輪式拖拉機行業增長的機遇，在現有基礎上積極回應用戶的變化，上質量、上規模，保持領先的地位，增加銷量。

— 小型輪式拖拉機。該產品技術含量低，市場競爭激烈，公司將利用自己的品牌優勢，採取有效的降成本措施，擴大市場份額，保持並提高已有的市場佔有率。

— 農機具。一拖(洛陽)收穫機械有限公司總結前三年的發展經驗，在今年上半年實現快速增長的基礎上，要在水稻收穫機械上有所突破，同時加快發展與主機相配套的農機具業務，如旋耕機、秸杆還田機等。

工程機械

本集團的工程機械業務主要集中在五間控股子公司運做，加快發展工程機械業務，對提升本集團經營業績具有重要意義，本集團將牢牢把握工程機械行業全面快速發展的戰略機遇，重點開展：

— 規範公司的治理結構，給附屬公司創造快速發展的制度平臺；

— 穩固拓展現有產品群的市場空間，提高市場佔有率。壓實機械、攤鋪機械繼續保持行業的領先優勢，向行業第一挑戰；

— 結合本集團的資源優勢，重點開發市場容量大的工程機械產品，如工業推土機、裝載機、商品混凝土機械等，以調整完善本集團的工程機械產品結構。在上半年取得成績的基礎上，鞏固、拓展工程機械市場。

零部件業務

公司的零部件業務，充分利用已經成立的鑄造中心、鍛造中心以及齒輪廠現有的工藝、技術和規模優勢，在積極做好本集團內部配套市場的同時，積極開拓集團外部零部件配套市場，擴大經營空間。

管理創新

公司董事會已成立薪酬與考核委員會，研究制定公司高級管理人員的薪酬政策與方案，激發經營層的積極性和創造力。

公司下半年將繼續在應收賬款、存貨、資金等方面加大管理力度，提高經濟運行質量，同時在人員培訓、薪酬體系、組織結構調整方面積極採取新措施向先進企業看齊，提升公司的管理素質。

本公司董事會相信，通過採取上述措施，將會進一步提升本公司下半年的經營業績，使股東獲得滿意的投資回報。

資金流動性及財務分析

二零零三年六月三十日，本集團現金及銀行存款為人民幣1,069,026,000元，較二零零二年年末上升了人民幣 79,091,000 元，上升幅度為 7.99% 。

二零零三年六月三十日，本集團銀行貸款為人民幣192,530,000元，較二零零二年年末上升了人民幣 22,480,000 元，本集團長期銀行貸款為零。

本集團二零零三年六月三十日應收賬款淨額為人民幣407,367,000元，較二零零二年年末上升了人民幣146,573,000元，上升幅度達56.20%，本集團應收賬款上升的主要原因是由於路面機械和工程機械產品銷量同比大幅增長，帶動了應收賬款的增加，但該等增長幅度遠遠低於經營業績的增長幅度。

財務比率指標：

項目	計算基準	於二零零三年六月三十日	於二零零二年十二月三十一日
資產負債率	負債總額／資產總額 x 100%	45.06%	38.55%
流動比率	流動資產／流動負債	1.75	2.00
速動比率	（流動資產 - 存貨）／流動負債	1.31	1.47
債權比率	負債總額／股東權益 x 100%	82.03%	62.75%

H股募集資金使用情況

本公司於一九九七年六月二十三日，公開發售在香港聯合交易所有限公司上市的H股連隨後兩次行使部分超額配股權配售在內的新H股335,000,000股，共籌得約人民幣1,615,500,000元（約港幣1,507,500,000元）。

除在以前年度業績報告中披露的已使用的人民幣1,180,725,000元募集資金外，募集資金在上半年又有如下運用：

- 約人民幣41,621,100元繼續用於本公司100/105中功率柴油機的技術改造項目。
- 其餘用作補充本公司營運資金。

貨幣匯兑風險

目前本集團日常經營活動仍然在國內，大量的資金收入與資金支出以人民幣為主，有少量的資金支出以港幣為貨幣種類，其外匯債務主要是用於支付境外仲介費用及向H股股東派發股息。本集團現金通常以短期存款的形式存於金融機構，銀行貸款均以人民幣幣種借入，並可以人民幣收入來償還。

截至二零零三年六月三十日止，本集團並無任何外幣存款質押情況。

或然負債

於二零零三年六月三十日，本集團並無重大或然負債。

資產抵押

於二零零三年六月三十日，本集團有若干總賬面值約人民幣36,586,000元之房產及機器及約人民幣11,537,000元之存款抵押予銀行，以取得授予本集團的若干短期銀行貸款。

此外，本集團有為數約人民幣208,878,000元之存款及為數約人民幣6,670,000元之應收票據抵押予銀行，以取得授予本集團之其他銀行融資額度。

於二零零三年六月三十日，本集團有為數人民幣3,210,000元之存款抵押予銀行，以作為由該銀行為一間關聯公司發出的若干履約擔保的保證。

董事、監事持股情況

本公司各董事、監事或高級管理人員或彼等之關聯人士於本期間概無於本公司或任何聯繫公司之股份或債券中擁有任何權益。

購買、出售或贖回上市股份

截至二零零三年六月三十日止六個月，本公司及附屬公司概無購買、出售或贖回本公司之任何股份。

重大事項披露

1、 由於本公司第二屆董事會及監事會任期屆滿，2003年6月13日本公司二零零二年度股東周年大會選舉董永安先生、劉大功先生、劉文英先生、邵海晨先生、李騰蛟先生、趙剡水先生、張晶先生、劉雙成先生、黃延召先生為本公司第三屆董事會之執行董事，鹿中民先生、陶湘先生、陳志先生及陳秀山先生為獨立非執行董事；第三屆監事會由劉阿南先生、趙中海先生、許蔚林先生、王愛英女士及邵建新先生組成。監事會主席由劉阿南先生擔任。第三屆董事會、監事會任期自2003年7月1日起生效，任期三年。

2、 本公司第三屆董事會第一次會議選舉董永安先生為本公司董事長，劉大功先生為副董事長，並決定繼續聘任邵海晨先生為總經理，杜煥林先生、楊有亮先生、郭志強先生、張有旭先生為副總經理，謝建華先生為總會計師，張國龍先生為董事會秘書。

3、 為進一步完善公司法人治理結構，建立科學合理的高級管理人員薪酬考核評價體系，促進公司持續發展，本公司第三屆董事會第一次會議決定成立董事會薪酬與考核委員會，其成員由獨立董事陳志先生、鹿中民先生以及執行董事董永安先生共同組成，陳志先生擔任召集人。薪酬與考核委員會的主要職責是：(1)研究董事與經理人員考核的標準，進行考核並提出建議；(2)研究和審查董事、高級管理人員的薪酬政策與方案。

4、 2003年7月22日，本公司與河南省建設投資總公司、中國一拖集團有限公司(「控股公司」)、洛陽一拖東方實業有限公司以及劉振敏先生簽署《洛陽福賽特汽車股份有限公司發起人協議書》，共同發起設立洛陽福賽特汽車股份有限公司(「福賽特汽車」)。福賽特汽車註冊資本人民幣20,000萬元，本公司出資人民幣5,900萬元，佔29.5%的股份。福賽特汽車的主要業務是從事設計、製造、銷售汽車、專用車、挂車以及汽車底盤等零部件。(詳見2003年7月24日之公告)

5、 鑒於本公司之附屬公司一拖清江拖拉機有限公司(「清拖有限公司」)經營持續虧損，經綜合考慮清拖有限公司資產及負債狀況，2003年8月10日，本公司與江蘇清江拖拉機集團公司(「清拖集團」)簽署《關於轉讓一拖清江拖拉機有限公司51%股權的協議書》，以人民幣壹萬元的代價將所持清拖有限公司的51%股權轉讓給清拖集團。轉讓後，本公司不再持有清拖有限公司股權。

6、 2003年8月6日，本公司臨時股東大會批准了本公司之附屬公司中國一拖集團財務有限責任公司(「一拖財務公司」)與控股公司的《財務金融服務協議》及其所述之關連交易事項。香港聯合交易所有限公司(「香港聯交所」)亦已授出毋須嚴格遵守聯交所證券上市規則第14.26條的豁免。

股東持股和股權結構變化

於二零零三年六月三十日，本公司已發行股數為785,000,000股，其股權結構如下：

股份類別	股數	比例（%）
(1) 尚未流通國有法人股	450,000,000	57.32
(2) 已流通並於香港聯交所上市股（H股）	335,000,000	42.68
總股本	785,000,000	100.00

主要股東持股情況

於二零零三年六月三十日，根據香港證券及期貨條例所規定而存置之權益登記冊所記錄，擁有本公司已發行股本5%或以上之股東如下：

持股人	類別	股數	佔總股本比例（%）
中國一拖集團有限公司	國有法人股	450,000,000	57.32
香港中央結算（代理人）有限公司	H股	328,783,998	41.88

除上述披露外，董事會並無得悉任何人士直接或間接持有本公司5%或以上股份而須根據證券及期貨條例之規定予以記錄在已發行股份登記名冊內之權益。

員工及酬金

於二零零三年六月三十日，本公司共有員工14,466人，酬金總額為人民幣8,085.5萬元，該酬金為員工在報告期內的薪金總額。

職工住房

由於所有職工住房均由控股公司保留，所以本公司現在並無任何房產可售予僱員，根據現行安排，本公司僱員自行負責購買房屋(包括控股公司所保留之房屋)的費用。

委託存款

本公司之銀行存款均存於中國國有銀行及本公司之附屬公司一拖財務公司。本公司現分別有人民幣40,000,000元及人民幣2,000,000元貸款授予本公司的附屬公司一拖(洛陽)建築機械有限公司及貴州鎮寧生物工業有限公司。惟根據國內企業禁止企業間相互借貸的規定，本公司須委託有關銀行等金融機構辦理。而該等金額已於編制本集團之簡明綜合資產負債表時抵消。除此之外，本公司所有存款均非以委託存款形式存於銀行和一拖財務公司，並無款項到期無法收回情況。

重大訴訟

期內，本公司未涉及任何重大訴訟或仲裁。

統一所得税政策

截至二零零三年六月三十日止六個月，本公司所得税是以應課税溢利的33%税率計算。

最佳應用守則

董事會認為本公司於截至二零零三年六月三十日止期間遵守了上市規則附錄十四之最佳應用守則的要求。

承董事會命
董永安
董事長

中國河南省洛陽市
二零零三年八月二十二日

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt *as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountants or other professional adviser.*

If you have sold or transferred *all your shares in First Tractor Company Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.*

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ONGOING CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee

South China Capital Limited

A letter from the Board of First Tractor Company Limited is set out on pages 4 to 16 of this circular.

A letter from the Independent Board Committee of First Tractor Company Limited is set out on page 17 of this circular.

A letter from South China Capital Limited containing its recommendations to the Independent Board Committee of First Tractor Company Limited is set out on pages 18 to 32 of this circular.

A notice convening an extraordinary general meeting of First Tractor Company Limited to be held at 9:00 a.m. on Wednesday, 6 August 2003 at No. 154 Jianshe Road, Luoyang, Henan Province, the People's Republic of China is set out on pages 36 to 38 of this circular.

A form of proxy for use at the EGM is enclosed. Whether or not you intend to attend, you are requested to complete and return the accompanying form of proxy in accordance with the instructions contained therein and return it to the Company's registrar, Hong Kong Registrars Limited, situated at Shop 1712-1716, 17/F Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time scheduled for holding such meeting (or any adjourned meeting thereof). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the EGM if you so desire.

19 June 2003

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:—

"Agreement"	the agreement dated 29 May 2003 entered into between First Tractor Finance and China Yituo, pursuant to which First Tractor Finance provides the Financial Services to China Yituo Group
"associates"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"China Yituo"	China Yituo Group Corporation Limited (中國一拖集團有限公司), a PRC company with limited liability and holds about 57.3% equity interests of the Company
"China Yituo Group"	China Yituo and its subsidiaries
"Company"	First Tractor Company Limited, a joint stock limited company established in the PRC whose H shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"EGM"	an extraordinary general meeting of the Company to be convened to consider and approve, among others, the Ongoing Connected Transactions
"Financial Services"	the financial services provided by First Tractor Finance to China Yituo Group pursuant to the terms of the Agreement
"First Tractor Finance"	China First Tractor Group Finance Company Limited (中國一拖集團財務有限責任公司), a subsidiary of the Company since it was acquired on 14 June 2002, which is owned as to about 79.67% by the Company, 10% by Yituo Building, 1.33% by Yituo Dongfang, 1% by YTO International, 7% by Yituo Diesel and 1% by China Yituo
"Group"	the Company and its subsidiaries, principally engaged in the manufacture and sale of agriculture tractors and construction machinery
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"H Shares"	overseas listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange, and subscribed for and traded in Hong Kong dollars
"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive Directors, namely Lu Zhong Min, Tao Xiang, Chan Sau Shan, Gary and Chen Zhi, appointed to advise the Independent Shareholders in respect of the Ongoing Connected Transactions
"Independent Shareholders"	the Shareholders other than China Yituo and its associates
"Latest Practicable Date"	18 June 2003, being the latest practicable date for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ongoing Connected Transactions"	the Financial Services (excluding lease financing provided to parties who are not connected persons (as defined in the Listing Rules) of the Company pursuant to which First Tractor Finance will purchase the goods from China Yituo Group as chosen by the parties and lease the goods back to the parties and excluding the financing First Tractor Finance will provide to parties who are not connected persons (as defined in the Listing Rules) of the Company for the purchases made from China Yituo Group)
"PBOC"	the People's Bank of China
"PRC"	the People's Republic of China
"RMB"	Renminei, the lawful currency of the PRC
"Shareholders"	the shareholders of the Company
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"South China Capital"	South China Capital Limited, the independent financial adviser to the Independent Board Committee and a deemed licenced corporation under the SFO
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Waiver"	the conditional waiver being applied by the Company to the Stock Exchange from strict compliance with Rule 14.26 of the Listing Rules regarding the Financial Services which constitute ongoing connected transactions in respect of each and every occasion they arise during each of the three financial years ending 31 December 2005

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Board of Directors:
DONG Yong An *(Chairman)*
LIU Da Gong
LIU Wen Ying
SHAO Hai Chen
CUI Qi Hong
LI Teng Jiao
ZHANG Jing
CAO Chun Guo
LIU Shuang Cheng
LU Zhong Min*
TAO Xiang*
CHAN Sau Shan, Gary*
CHEN Zhi*

* *Independent non-executive Director*

Registered and principal office:
No. 154 Jianshe Road
Luoyang
Henan Province
The PRC

19 June 2003

To the Shareholders

ONGOING CONNECTED TRANSACTIONS

INTRODUCTION

The Group announced that, among others, on 29 May 2003 First Tractor Finance, a subsidiary of the Company, entered into the conditional Agreement with China Yituo to provide the Financial Services. The Agreement is conditional upon, among others, approval of the Independent Shareholders at the EGM and the grant of Waiver by the Stock Exchange.

China Yituo holds about 57.3% equity interests of the Company and thus is considered a connected party of the Company under the Listing Rules and transactions between the Group and China Yituo will constitute connected transactions under the Listing Rules. As such, the Agreement constitute Ongoing Connected Transactions of the Company. And as the cap amounts of the Ongoing Connected Transactions are expected to exceed HK$10,000,000 and 3% of the latest published consolidated net tangible assets of the Company, the Ongoing Connected Transactions will be subject to the Independent Shareholders' approval under Rule 14.26 of the Listing Rules.

The purpose of this circular is to provide you with information relating to the Ongoing Connected Transactions, to set out the letter of advice from South China Capital to the Independent Board Committee and the recommendation and opinion of the Independent Board Committee in respect of the Ongoing Connected Transactions, and to give notice of the EGM to be convened (at which China Yituo and its associates will abstain from voting) to approve the Agreement and the Ongoing Connected Transactions contemplated thereafter.

AGREEMENT DATED 29 MAY 2003

Parties

1. First Tractor Finance

2. China Yituo

Terms of the Agreement

Pursuant to the Agreement, First Tractor Finance will provide the following Financial Services to China Yituo Group from 29 May 2003 to 28 May 2006:

(a) **Deposit**. First Tractor Finance will provide deposits services for China Yituo Group with saving interest rate determined with reference to the relevant interest rates set by PBOC from time to time;

(b) **Loan**. First Tractor Finance will provide loans to China Yituo Group with interest rate determined with reference to the relevant interest rates set by PBOC from time to time;

(c) **Bills discounting.** First Tractor Finance will provide bills discounting services to China Yituo Group, whereby First Tractor Finance pay the face value of bills presented by China Yituo Group net of interests in advance of the payment due date of the bills with interest rate determined with reference to the relevant interest rates set by PBOC from time to time;

(d) **Finance lease.**

i. First Tractor Finance will provide lease financing to China Yituo Group with interest rate determined with reference to the relevant interest rates set by PBOC from time to time. First Tractor Finance shall also charge an insurance fee based on fee charged by licensed insurance company in the PRC and an one-off handling charge of 1% to 3% of the lease amount;

ii. First Tractor Finance will provide lease financing to parties ("Parties") who are not connected persons (as defined in the Listing Rules) of the Company pursuant to which First Tractor Finance will purchase the goods from China Yituo Group as chosen by the Parties and lease the goods to the Parties for a lease charge determined with reference to the relevant interest rate set by PBOC from time to time. First Tractor Finance shall also charge an insurance fee based on the fee charged by licensed insurance company in the PRC and an one-off handling charge of about 1% to 3% of the lease amount;

(e) **Bills acceptance.** First Tractor Finance will provide bills acceptance services to China Yituo Group, whereby First Tractor Finance guarantees the payment of bills issued by China Yituo Group. In return, First Tractor Finance shall charge an one-off service fee of 0.05% of the value of such bills;

(f) **Guarantee.** First Tractor Finance will provide corporate or credit guarantee for bank loans and other liabilities of China Yituo Group with an one-off service charge of not more than 1% of the guarantee amount;

(g) **Designated loan.** First Tractor Finance will accept designated deposits placed by China Yituo Group and funded loans made by First Tractor Finance to parties (which are not connected with the Group within the meanings of the Listing Rules) designated by China Yituo Group (who place the designated deposits); and accept designated deposits placed by parties (which are not connected with the Group within the meanings of the Listing Rules) and funded loans made by First Tractor Finance to China Yituo Group designated by the parties (who place the designated deposits). First Tractor Finance will charge an one-off service fee of about 0.1% of the amount of designated deposits. Under this arrangement, First Tractor Finance does not bear any credit risks.

First Tractor Finance will also provide financing to parties who are not connected persons (as defined in the Listing Rules) of the Company for the purchases made from China Yituo with interest rate determined with reference to the relevant interest rates set by PBOC from time to time. Such financing will be reviewed and considered on a case-by-case basis having regard to the credit quality of such customers.

The Agreement is conditional upon, inter alia, approval of the Independent Shareholders at the EGM and the grant of Waiver by the Stock Exchange.

The Board intend that First Tractor Finance would primarily provide internal financial and treasury functions to the Group. The Board believe that the existing resources of First Tractor Finance (including its human resources and administrative capabilities) can support the provision of the Financial Services, in addition to serving the Group. As such, the Financial Services can enhance the utilization of the existing resources of First Tractor Finance and earn additional revenue for the Group.

The Directors are of the view that the Agreement is entered into under normal commercial terms or on terms no less favourable to the Group than terms available to independent third parties and on terms that are fair and reasonable and in the interest of the shareholders of the Company as a whole.

Security

Pursuant to the Agreement, First Tractor Finance may at its discretion require China Yituo Group to provide guarantee/asset pledge from China Yituo Group or other parties for securing the obligations of China Yituo Group under the Agreement.

China Yituo has confirmed in writing to First Tractor Finance that certain assets beneficially owned by China Yituo with net carrying value of about RMB172 million are pledged for the existing borrowings and any future borrowings and obligations of China Yituo that will arise under the Agreement.

RELATIONSHIP BETWEEN THE PARTIES

First Tractor Finance is a subsidiary of the Company, which is owned as to about 79.67% by the Company, 10% by Yituo Building, 1.33% by Yituo Dongfang, 1% by YTO International, 7% by Yituo Diesel and 1% by China Yituo. The Group effectively holds about 91% of equity interests in First Tractor Finance.

First Tractor Finance was established on 27 November 1992 and obtained its financial institution license issued by the PBOC on 4 August 1992. It was acquired by the Group in June 2002 as stated in the announcements of the Company dated 25 June 2002 and 3 July 2002 and its original financial institution licence became invalid. First Tractor Finance subsequently obtained its renewed financial institution license with effect from 25 June 2002. Its registered capital as at the Latest Practicable Date was RMB300 million. It is a licensed financial institution in the PRC subject to the rules and regulation set by the PBOC. Its scope of business as set out in its financial institution license issued by the PBOC comprises the provision of banking related services to China Yituo Group including the Financial Services.

China Yituo is a company established in the PRC with limited liability principally engaged in the manufacture and sale of agriculture machineries, automobiles, electric generator and other related machines, parts and components. It holds 57.3% equity interests of the Company and thus is considered a connected party of the Company under the Listing Rules and transactions between the Group and China Yituo will constitute connected transactions under the Listing Rules.

WAIVER APPLICATION

Given that China Yituo holds 57.3% equity interests of the Company, China Yituo is considered a connected person under the Listing Rules. Accordingly, the Financial Services (excluding lease financing provided to parties who are not connected persons (as defined in the Listing Rules) of the Company pursuant to which First Tractor Finance will purchase the goods from China Yituo Group as chosen by the parties and lease the goods back to the parties and excluding the financing First Tractor Finance will provide to parties who are not connected persons (as defined in the Listing Rules) of the Company for the purchases made from China Yituo Group) will constitute ongoing connected transactions of the Company. As the cap amounts in relation to the Ongoing Connected Transactions as set out in (b) below is expected to exceed HK$10,000,000 and 3% of the latest published consolidated net tangible assets of the Company, the Ongoing Connected Transactions will be subject to the Independent Shareholders' approval (with China Yituo and its associates abstaining from voting) and the disclosure requirements applicable to connected transactions under rule 14.26 of the Listing Rules.

The Directors intend that the Ongoing Connected Transactions will be of a continuing nature. The Directors are of the view that it would be impractical and unduly burdensome if the Group had to obtain prior shareholders' approval and make disclosure for each such transaction in the future. The Group has therefore made an application to the Stock Exchange for a conditional waiver from strict compliance with rule 14.26 of the Listing Rules to the Company regarding the Ongoing Connected Transactions in respect of each and every occasion they arise during each of the three financial years ending 31 December 2005, subject to the following conditions:

(a) that the Ongoing Connected Transactions shall be:

  (i) conducted either (A) on normal commercial terms (which will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) if there is not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to independent third parties; and

  (ii) fair and reasonable so far as the shareholders of the Company are concerned;

(b) the outstanding balances of the Ongoing Connected Transactions shall not exceed the cap amounts at any time during the relevant periods as set out below:

	For the year ending 31 December		
	2003	2004	2005
	RMB'million	RMB'million	RMB'million
Deposit (with interests)	60	80	100
Loan (with interests)	The lower of 20% of total asset value of First Tractor Finance or		
	165	205	245
Bills discounted receivables	The lower of 15% of total asset value of First Tractor Finance or		
	120	160	200
Finance lease (with interests) provided to China Yituo Group	The lower of 10% of total asset value of First Tractor Finance or		
	35	65	100
Bills acceptance	The lower of 10% of total asset value of First Tractor Finance or		
	60	100	140
Guarantee	The lower of 15% of total asset value of First Tractor Finance or		
	100	150	200
Designated loan	5	7	9

(c) the independent non-executive Directors shall review the Ongoing Connected Transactions annually and confirm in the Company's next annual report that these transactions were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) the Company's auditors shall review the Ongoing Connected Transactions annually and confirm in writing to the Directors (a copy of which is to be provided by the Company to the Listing Division of the Stock Exchange) that:

(i) the Ongoing Connected Transactions have received the approval of the Company's board of Directors;

(ii) the Ongoing Connected Transactions have been entered into in accordance with the pricing policies of the First Tractor Finance;

(iii) the Ongoing Connected Transactions have been conducted on terms no less favourable than those prescribed by PBOC; and

(iv) the Ongoing Connected Transactions have been entered into within the limit stated in paragraph (b) above;

Where, for whatever reason, the Company's auditors decline to accept the engagement or are unable to provide the letter to the Directors, the Directors shall contact the Listing Division of the Stock Exchange immediately.

(e) China Yituo shall undertake to the Stock Exchange, for the purpose of the auditors' review of the Ongoing Connected Transactions referred to in paragraph (d) above, that the auditors of the Company will be granted access to such of its relevant record, and where required by the auditors, use its best efforts to procure China Yituo and its associates to provide the auditors with access to the relevant records; and

(f) details of the Ongoing Connected Transactions in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year together with a statement of the opinion of the independent non-executive Directors referred to in paragraph (c) above.

Basis of cap amounts

The cap amounts, as agreed between First Tractor Finance and China Yituo, are the limits of financial services First Tractor Finance would provide to China Yituo Group as set out in the Agreement. They are determined primarily after the following considerations:

(a) the resources of First Tractor Finance;

(b) credit control policy of First Tractor Finance;

(c) the future growth and development of China Yituo Group; and

(d) the past financial transactions China Yituo Group has undertaken.

中國財務公司協會 (China Finance Company Association) has indicated in *China Finance Companies* periodical that financial institutions which provide financial services to group companies are developing rapidly, and in 2001, the industry-wide growth rate of the total assets value of all financial institutions in the PRC which provide financial services to group companies in the industries including manufacturing, oil, electricity, and the industry of manufacturing of agricultural equipment in which China Yituo Group is principally engaged is about 33%. Between 1987 and 1997, the total asset value of such finance companies has increased from about RMB8 billion to RMB172.3 billion, representing an average yearly growth rate of about 35%.

Similar growth rate of First Tractor Finance was not recorded prior to its acquisition by the Company in June 2002. But First Tractor Finance has undergone substantial changes since the acquisition. The registered capital of First Tractor Finance was substantially raised to RMB300 million and the operation is substantially expanded both in terms of the amounts and the kinds of financial services First Tractor Finance is able to provide. The original board and the senior management of First Tractor Finances prior to the acquisition have been replaced. First Tractor Finance is under a new leadership which will focus on the development of the operation of First Tractor Finance.

Acting to provide financial services to China Yituo Group, the business of First Tractor Finance hinges on the operation of China Yituo Group. In 2000 and 2001, the agricultural equipment industry was under structural adjustment implemented by the PRC Government, culminating in contraction in the agricultural industry. The turnover of the China Yituo Group declined by about 9% in 2001 when compared to previous year. In 2002, the China Yituo Group rejuvenated its operation by concentrating on its marketing strategies. The turnover of the China Yituo Group grew by about 33% in 2002 when compared to previous year and the turnover continues to grow even faster at 84% in the first quarter of 2003 when compared to previous year.

For the Board, under current market conditions, do not foresee that the industry of the financial institutions which provide financial services to group companies and China Yituo Group will be subject to adversities, the Board are of the view that the conditions and operating environment of the industry of such financial institutions and China Yituo Group would remain, and the industry of such financial institutions and China Yituo Group will continue to grow. Based on the total asset value of First Tractor Finance of about RMB648 million as at 31 December 2002, the Board project the total asset value of First Tractor Finance to be about RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

In particular, the cap amounts of each financial service are set out below:

(a) **Deposits.** As at 31 December 2002, First Tractor Finance accepted deposits from China Yituo Group amounting to about RMB72.5 million. China Yituo Group agree to continue to place deposits with First Tractor Finance amounting to not more than RMB60 million in the year ending 31 December 2003, being the cap amounts of deposit for the year ending 31 December 2003.

The turnover of China Yituo Group grew by 33% in 2002. The Board expect that China Yituo Group will continue to grow and the working capital of China Yituo Group will increase as the China Yituo Group grow, which in turn will place more deposits with First Tractor Finance as agreed by China Yituo Group. As such, the cap amounts of deposits are RMB80 million and RMB100 million in 2004 and 2005, respectively.

(b) **Loans.** Since 14 June 2002 when First Tractor Finance was acquired as subsidiary of the Company, First Tractor Finance provided loans to China Yituo Group amounting to about RMB107.5 million as at 31 December 2002. If the amounts of loans provided to China Yituo Group are extrapolated annually, the loans amount to about RMB200 million as at 31 December 2003, representing about 23% of the projected total asset value of First Tractor Finance as at 31 December 2003.

However, it is the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, that loans provided to China Yituo Group shall not exceed 20% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. The cap amounts of loans for the three years ending 31 December 2005 are RMB165 million, RMB205 million and RMB245 million, respectively, representing about 19%, 18% and 16%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(c) **Bills discounting.** Since 14 June 2002 when First Tractor Finance was acquired as subsidiary of the Company, the bills discounted receivable in relation to China Yituo Group amounted to about RMB86.3 million as at 31 December 2002. If the amounts of bills discounted receivables from China Yituo Group are extrapolated annually, they amount to about RMB160 million as at 31 December 2003, representing about 19% of the projected total asset value of First Tractor Finance as at 31 December 2003.

However, it is the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, that the bills discounted receivable in relation to China Yituo Group shall not exceed 15% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. The cap amounts of bills discounted receivables for the three years ending 31 December 2005 are RMB120 million, RMB160 million and RMB200 million, respectively, representing about 14%, 14% and 13%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(d) **Finance lease.** Since 14 June 2002 when First Tractor Finance was acquired as subsidiary of the Company, First Tractor Finance have not provided any finance lease services to China Yituo Group save for the Financial Services.

China Yituo Group has submitted to First Tractor Finance development plans of China Yituo Group. In particular, China Yituo Group intends to purchase equipment in 2003 amounting to about RMB35 million by way of finance lease provided by First Tractor Finance, representing about 4.06% of the projected total asset value of First Tractor Finance of RMB862 million as at 31 December 2003.

It is the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, that the finance lease provided to China Yituo Group shall not exceed 10% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. The cap amounts of finance lease for the three years ending 31 December 2005 are RMB35 million, RMB65 million and RMB100 million, respectively, representing about 4%, 6% and 7%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(e) **Bills acceptance.** Since 14 June 2002 when First Tractor Finance was acquired as subsidiary of the Company, First Tractor Finance have not provided any bills acceptance services to China Yituo Group. Bills acceptance is a new kind of financial transactions China Yituo Group participate in since March 2003. For the month of March 2003, China Yituo Group already conducted bills acceptance transactions with financial institutions other than First Tractor Finance amounting to about RMB20 million. First Tractor Finance have not conducted bills acceptance transactions with China Yituo Group, save for the Financial Services.

It is the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, that the bills acceptance provided to China Yituo Group shall not exceed 10% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. The cap amounts of bills acceptance for the three years ending 31 December 2005 are RMB60 million, RMB100 million and RMB140 million, respectively, representing about 7%, 9% and 9%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(f) **Guarantee.** As at 31 December 2002, First Tractor Finance provided corporate guarantee in favour of China Yituo Group amounting to about RMB12.5 million, representing about 1.9% of the total asset value of First Tractor Finance as at 31 December 2002. Corporate guarantee provided by other companies in favour of China Yituo Group amounted to RMB1,780 million as at 31 December 2002.

The guarantee service is a new service provided by First Tractor Finance since it was acquired by the Group in June 2002. In line with the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, First Tractor Finance has agreed to provide corporate guarantee in favour of China Yituo Group not exceeding 15% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. The cap amounts of guarantee for the three years ending 31 December 2005 are RMB100 million, RMB150 million and RMB200 million, respectively, representing about 12%, 13% and 13%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(g) **Designated loans.** As at 31 December 2002, First Tractor Finance have designated loans in relation to China Yituo Group amounting to RMB3.5 million.

The turnover of China Yituo Group grew by 33% in 2002. The Board expected that China Yituo Group will continue to grow and First Tractor Finance agreed to raise the limits of designated loans in relation to China Yituo Group. As such, the cap amounts of designated loans are RMB5 million, RMB7 million and RMB9 million, respectively, in each of the three years ending 31 December 2005.

First Tractor Finance is not required by PBOC to limit its lending exposure to a percentage of its total asset value. For the purpose of safe credit control, First Tractor Finance limits its lending exposure to China Yituo Group to a percentage of its total asset value as set out above.

First Tractor Finance has also complied and will continue to comply with the requirements imposed by PBOC. Examples of the requirements are:

- Proper internal control system;
- Treatment of non-performing loans;
- Capital adequacy ratio of not less than 10%; and
- External borrowing not to exceed borrowing from group companies.

Based on the registered capital of RMB300 million of First Tractor Finance and that First Tractor Finance shall provide the financial services not exceeding the cap amounts, the capital adequacy ratio of First Tractor Finance will be not less than 55%, 40% and 30% in 2003, 2004 and 2005, respectively.

In the event that the relevant advance (as defined under Practice Note 19 of the Listing Rules) to China Yituo Group exceeds 25% of the consolidated net asset value of the Company, the Company shall make an announcement pursuant to Practice Note 19 of the Listing Rules.

EGM

The purpose of this circular is to provide you with information relating to the Ongoing Connected Transactions, to set out the letter of advice from South China Capital to the Independent Board Committee and the recommendation and opinion of the Independent Board Committee in respect of the Ongoing Connected Transactions, and to give notice of the EGM to be convened (at which China Yituo and its associates will abstain from voting) to approve the Agreement and the Ongoing Connected Transactions contemplated thereafter.

You will find on pages 36 to 38 of this circular a notice of the EGM to be held on Wednesday, 6 August 2003 at 9:00 a.m. at No. 154 Jianshe Road, Luoyang, Henan Province, the PRC for the purpose of considering and, if thought fit, passing the ordinary resolutions to approve the Ongoing Connected Transactions.

A form of proxy for use at the EGM is enclosed. Whether or not you intend to attend, you are requested to complete and return the accompanying form of proxy in accordance with the instructions contained therein and return it to the Company's registrar, Hong Kong Registrars Limited, situated at Shop 1712-1716, 17/F Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time scheduled for holding such meeting (or any adjourned meeting thereof). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the EGM if you so desire.

OPINION OF THE INDEPENDENT BOARD COMMITTEE

Your attention is drawn to (i) the letter from the Independent Board Committee set out in this circular which contains the opinion of the Independent Board Committee given to the Shareholders concerning the Ongoing Connected Transactions; and (ii) the letter from South China Capital set out in this circular which contains the opinion of South China Capital given to the Independent Board Committee in relation to the Ongoing Connected Transactions and the principal factors and reasons considered by South China Capital in arriving at its opinion.

The Independence Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions which will be proposed at the EGM to approve the Agreement, and the Ongoing Connected Transactions contemplated thereunder.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in Appendix I to this circular.

Yours faithfully,
For and on behalf of
First Tractor Company Limited
Dong Yong An
Chairman

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

19 June 2003

To the Independent Shareholders

ONGOING CONNECTED TRANSACTIONS

Dear Sir or Madam,

We refer to the circular (the "Circular") dated 19 June 2003 of First Tractor Company Limited, of which this letter forms a part. The terms used in the Circular shall have the same meanings in this letter unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the Ongoing Connected Transactions, we have been appointed by the Board to advise you as to whether, in our opinion, the terms of the Agreement and the Ongoing Connected Transactions contemplated thereunder are fair and reasonable so far as the Independent Shareholders of the Company are concerned and are in the best interests of the Company and its Shareholders as a whole.

We wish to draw your attention to the letter from the Board, as set out in pages 4 to 16 of the Circular, and the letter from South China Capital, as set out on pages 18 to 32 of the Circular, both of which provide details of the Agreement, and the Ongoing Connected Transactions contemplated thereunder. Having considered the opinion given by South China Capital and the principal factors and reasons taken into consideration by them in arriving at their opinion, we are of the opinion that the Ongoing Connected Transactions are in the best interests of the Company and the Independent Shareholders of the Company as a whole and the terms of the Agreement are fair and reasonable as far as the shareholders of the Company are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions which will be proposed at the EGM to approve the Agreement, and the Ongoing Connected Transactions contemplated thereunder.

Yours faithfully,
Independent Board Committee

Mr. Lu Zhong Min
Independent non-executive Director

Mr. Tao Xiang
Independent non-executive Director

Mr. Chan Sau Shan, Gary
Independent non-executive Director

Mr. Chen Zhi
Independent non-executive Director

The following is the text of the letter of advice from South China Capital Limited to the Independent Board Committee dated 19 June 2003 for incorporation in this circular.

South China Capital Limited
28th Floor, Bank of China Tower
No. 1 Garden Road
Central
Hong Kong

19 June 2003

To the Independent Board Committee
First Tractor Company Limited

Dear Sirs,

ONGOING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee in respect of the Ongoing Connected Transactions, details of which are set out in the circular (the "Circular") of the Company dated 19 June 2003 to the Shareholders, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

Under the Listing Rules, the Directors submit that the Ongoing Connected Transactions will require the Independent Shareholders' approval at the EGM. South China Capital Limited ("South China"), an independent financial adviser, has been retained by the Company to advise the Independent Board Committee as to whether or not the Ongoing Connected Transactions are fair and reasonable as far as the Independent Shareholders are concerned.

In formulating our recommendation, we have relied on the accuracy of the information and facts supplied to us by the Company and its Directors and management. We have also assumed that all statements of belief and intention made by the Directors in the Circular were reasonably made after due enquiry. We have assumed that all information, representations and opinion made or referred to in the Circular were true at the time they were made and continued to be true at the date of EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company and its Directors and management and have been advised by the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed sufficient information to reach an informed view and to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted any form of in-depth investigation into the business affairs, financial position or future prospects of the Group nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of Ongoing Connected Transaction, we have taken into consideration the following principal factors and reasons:

Introduction

The Company is principally engaged in the manufacture, distribution and sale of crawler tractors and wheeled agricultural tractors in the PRC. The Group's business began in 1955 when China Yituo, the controlling shareholder and the holding company of the Company, was established to engage in the production of agricultural tractors. China Yituo currently holds approximately 57.32% of the issued share capital of the Company and is the controlling shareholder of the Company and a connected person of the Company under the Listing Rules.

First Tractor Finance is a subsidiary of the Company whose registered share capital is owned as to approximately 79.67% by the Company, 10% by Yituo Building, 1.33% by Yituo Dongfang, 1% by YTO International, 7% by Yituo Diesel and 1% by China Yituo. First Tractor Finance is a licensed financial institution in the PRC subject to rules and regulation set by PBOC. As stated in its financial institution license issued by PBOC, First Tractor Finance's scope of business comprises, among others, the provision of banking and financial services to the Group and China Yituo Group.

Ongoing Connected Transactions

On 29 May 2003, the Agreement was entered into between First Tractor Finance, a subsidiary of the Company and China Yituo, the controlling shareholder and holding company of the Company, under which First Tractor Finance agreed to provide the Financial Services to China Yituo Group for the period from 29 May 2003 to 28 May 2006. The Financial Services comprise Ongoing Connected Transactions for the Company under Rule 14.26 of the Listing Rules as set out below. Accordingly, the Agreement is conditional upon, among other things, approval of the Independent Shareholders at the EGM and the grant of Waiver by the Stock Exchange. A summary of each of the Ongoing Connected Transactions is set out as below:

Connected Transactions	Descriptions
Deposit (with interests)	First Tractor Finance will provide deposits services for China Yituo Group with saving interest rate determined with reference to the relevant interest rates set by PBOC from time to time.
Loan (with interests)	First Tractor Finance will provide loans to China Yituo Group with interest rate determined with reference to the relevant interest rates set by PBOC from time to time.
Bills discounting	First Tractor Finance will provide bills discounting services to China Yituo Group, whereby First Tractor Finance pay the face value of bills presented by China Yituo Group net of interests in advance of the payment due date of the bills with interest rate determined with reference to the relevant interest rates set by PBOC from time to time.
Finance lease (with interests) provided to China Yituo Group	First Tractor Finance will provide lease financing to China Yituo Group with interest rate determined with reference to the relevant interest rates set by PBOC from time to time. First Tractor Finance shall also charge an insurance fee based on fee charged by licensed insurance company in the PRC and an one-off handling charge of 1% to 3% of the lease amount.
Bills acceptance	First Tractor Finance will provide bills acceptance services to China Yituo Group, whereby First Tractor Finance guarantees the payment of bills issued by China Yituo Group. In return, First Tractor Finance shall charge an one-off service fee of 0.05% of the value of such bills.
Guarantee	First Tractor Finance will provide corporate or credit guarantee for bank loans and other liabilities of China Yituo Group with an one-off service charge of not more than 1% of the guarantee amount.
Designated loan	First Tractor Finance will accept designated deposits placed by China Yituo Group and funded loans made by First Tractor Finance to parties (which are not connected with the Group within the meanings of the Listing Rules) designated by China Yituo Group (who place the designated deposits); and accept designated deposits placed by parties (which are not connected with the Group within the meanings of the Listing Rules) and funded loans made by First Tractor Finance to China Yituo Group designated by the parties (who place the designated deposits). First Tractor Finance will charge an one-off service fee of approximately 0.1% of the amount of designated deposits. Under this arrangement, First Tractor Finance does not bear any credit risks.

The Directors are of the view that each of the above Ongoing Connected Transactions has been entered into under normal commercial terms or on terms no less favorable to the Group than terms available to independent third parties and on terms that are fair and reasonable and in the interest of the shareholders of the Company as a whole as the interest rate of each of the respective Ongoing Connected Transactions are determined with reference to the relevant interest rates set by PBOC from time to time and the service fees charged by the First Tractor Finance for the respective Ongoing Connected Transactions are determined with reference to the fees charged by other licensed financial institutions in the PRC on transactions in a similar nature. We have reviewed the relevant interest rates set by PBOC which serve as the industry benchmark for the financial institutions in the PRC. For those financial transactions including financing lease, bills acceptance, guarantee and designated loan, which are charged of a one-off service fee at the time of inception (no annual fees will be charged in the subsequent years), the Directors have confirmed, and we have reviewed the relevant document, that the fees charged by other licensed financial institutions in the PRC for transactions in a similar nature are based on the similar terms and are determined with reference to a percentage to the respective transaction amount at approximately the same range as that charged by First Tractor Finance. As such, we consider that each of the Ongoing Connected Transactions has been entered into under normal commercial terms or on terms no less favorable to the Group than terms available to independent third parties and on terms that are fair and reasonable and in the interest of the shareholders of the Company.

Basis of the determination of annual caps

Annual caps for each of the Financial Services as set out above are determined with reference to the following principal factors:

(a) the resources of First Tractor Finance;

(b) credit control policy of First Tractor Finance;

(c) the future growth and development of China Yituo Group; and

(d) the past financial transactions China Yituo Group has undertaken.

We consider that the above-mentioned principal factors adopted by the Company to set the respective annual caps are fair, reasonable and justifiable for the following reasons:

(a) the resources of First Tractor Finance

According to its business license, First Tractor Finance's scope of business mainly comprises, among others things, the provision of banking and financial services to the Group and the China Yituo Group. Pursuant to the relevant regulations set by PBOC, financial institutions in the PRC have to comply with certain requirements, which include, among other things, the capital adequacy ratio of not less than 10%. Based on the registered capital of RMB300 million of First Tractor Finance and that First Tractor Finance shall provide the financial services not exceeding the annual caps, First Tractor Finance sets its capital adequacy ratio as not less than 55%, 40% and 30% in 2003, 2004 and 2005 respectively which is higher than that of 10% set by PBOC. Therefore, the level of First Tractor Finance's resources (including both financial resources and administrative capacities) should be regarded as one of the principal factors in determining the annual caps for each of the Ongoing Connection Transactions.

(b) the credit control policy of First Tractor Finance

Based on the Directors' presentation, First Tractor Finance has sufficient resources to provide the Financial Services at the amount over the annual caps as set out below. However, in order to further safeguard its financial condition and to better manage its credit risks, in addition to comply with the relevant regulations set by PBOC, First Tractor Finance has implemented certain stricter internal control policy including, among other things, (i) a higher capital adequacy ratio of not less than 30% compared to that of 10% set by PBOC; and (ii) annual caps in relation to its lending exposure as a percentage to its total assets value. We consider such internal control policy are fair, reasonable and justifiable and serve the purpose of protecting the interest of the Shareholders as a whole.

(c) the future growth and development of China Yituo Group

According to the Directors' presentation and the business development plans of China Yituo Group, China Yituo Group's business is expected to continue to grow for the three years up to 2005. Based on the Directors' estimation, China Yituo Group's turnover will increase to approximately RMB7,000 million in 2005 from approximately RMB2,900 million in 2002 representing an compound annual growth rate of approximately 34%.

As a licensed financial institution to provide financial services to China Yituo Group, the business development of First Tractor Finance relates to the operation of China Yituo Group. For the year ended 31 December 2002, China Yituo Group's turnover increased by approximately 33% compared to that in 2001. For the three months ended 31 March 2003, China Yituo Group's turnover increased by approximately 84% compared to that in the same period in 2002. The Directors have advised that the current market condition and operating environment of the industry in which China Yituo Group are principally engaged will continue to improve. Further, the domestic demand for its products (such as engineering machinery and construction machinery) will continue to increase in the future as a result of, among other things, the implementation of several vast government projects including the West to East gas distribution project (西氣東輸) and the West to East electricity transmission project (西電東送).

On the above basis, we consider that the expected growth in China Yituo Group's business development is fair and reasonable which will provide First Tractor Finance with more opportunities in term of the provision of financial services to China Yituo Group.

(d) the past financial transactions China Yituo Group has undertaken

There were five past financial transactions entered into between China Yituo Group and First Tractor Finance, namely loans (advanced to China Yituo Group, deposit (received from China Yituo Group), guarantee, bills discounting and designated loan. Out of which, the amount of three past financial transactions, namely loans (advanced to China Yituo Group), deposit (received from China Yituo Group) and bills discounting in 2002 are regarded as relevant basis in determining the annual caps for these three transactions for 2003, 2004 and 2005. For details of the analysis, please refer to the table below. We consider the other two past financial transactions entered into between China Yituo Group and First Tractor Finance, namely guarantee and designated loan did not present reasonable basis in determining their respective annual caps for 2003, 2004 and 2005 as these financial services were not fully developed by First Tractor Finance in 2002.

In particular, annual caps for each of the Financial Service were determined taking into account the following factors:

Ongoing Connected Transactions	Annual caps (RMB' million) 2003	2004	2005	Analysis on and basis of determination of annual caps
Deposit (with interests)	60	80	100	As at 31 December 2002, First Tractor Finance accepted deposits from China Yituo Group of approximately RMB72.5 million. China Yituo Group agrees to continue to place deposits with First Tractor Finance with the annual caps of RMB60 million, 80 million and RMB100 million for each of the three years ending 31 December 2005 respectively. Such annual caps are set in light of the expected growth in the turnover of China Yituo Group. In 2002, China Yituo Group's turnover increased by approximately 33% compared to that in 2001. For the three months ended 31 March 2003, China Yituo Group's turnover increased by approximately 84% compared to that in the same period in 2002. The management of China Yituo Group and the Directors expect that the turnover of China Yituo Group will continue to grow at a compound annual growth rate of approximately 34% for each of the three years up to 2005 and as a result, China Yituo Group will have more funds available to deposit with First Tractor Finance. The compound annual growth rate of these annual caps for the period from 2003 to 2005 is at approximately 33%, which is in line with that of China Yituo Group's expected turnover for the same period. On the above basis, we consider the annual caps set for the deposits for the three years up to 2005 are fair and reasonable.
Loan (with interests)	The lower of 20% of total asset value of First Tractor Finance or 165	205	245	As at 31 December 2002, First Tractor Finance provided loans of approximately RMB107.5 million to China Yituo Group represented approximately 16.6% of its total asset value of approximately RMB648 million as at 31 December 2002. PBOC does not set any annual caps in respect of First Tractor Finance's lending exposure as a percentage to its total asset value. However, according to First Tractor Finance's internal credit control policy, loans advanced to China Yituo Group shall not exceed 20% of its total asset value.

		For each of the three years up to 2005, annual caps of the loans are RMB165 million, RMB205 million and RMB245 million, representing approximately 19%, 18% and 16% of the expected total asset value of First Tractor Finance of approximately RMB862 million, RMB1,146 million and RMB1,524 million as at each of the three years ending 31 December 2005 respectively.
		The compound annual growth rate of these annual caps for the period from 2003 to 2005 is at approximately 22%, which is less than that of China Yituo Group's expected growth in turnover of approximately 34% for the same period. We also note that there is a decrease in the annual caps as to the percentage to the total asset value from 19% in 2003 to 16% in 2005. We have enquired the Directors and were advised that the loans advanced to China Yituo Group from First Tractor Finance do not represent the total funding requirement of China Yituo Group in order to support its future business development plan. China Yituo Group will source from other financial institutions to satisfy its total funding requirement.
		On the above basis, we consider the annual caps set for the loans for the three years up to 2005 are fair and reasonable.
Bills discounting	The lower of 15% of total asset value of First Tractor Finance or 120 160 200	As at 31 December 2002, the bills discounted receivables from China Yituo Group amounted to approximately RMB86.3 million, represented approximately 13.3% of the total asset value of First Tractor Finance for the year ended 31 December 2002
		PBOC does not set any annual caps in respect of the bills discounting in relation to China Yituo Group as a percentage to the total asset value of First Tractor Finance. However, according to First Tractor Finance's internal credit control policy, bills discounted receivables from China Yituo Group shall not exceed 15% of its total asset value.

		For each of the three years up to 2005, annual caps of the bills discounted receivables from China Yituo Group are RMB120 million, RMB160 million and RMB200 million, representing approximately 14%, 14% and 13% of the expected total asset value of First Tractor Finance of approximately RMB862 million, RMB1,146 million and RMB1,524 million as at each of the three years ending 31 December 2005 respectively which is similar to that of approximately 13.3% in 2002. The compound annual growth rate of this annual caps for the period from 2003 to 2005 is at approximately 31%, which is in line with that of China Yituo Group's expected growth in turnover of approximately 34% for the same period. Further, These annual caps are set in according with the First Tractor Finance's internal credit control policy, which should not exceed 15% of its total asset value. On the above basis, we consider the annual caps set for the bill discounting for the three year up to 2005 are fair and reasonable.
Finance lease (with interests) provided to China Yituo	The lower of 10% of total asset value of First Tractor Finance or 35 65 100	Since 14 June 2002 when First Tractor Finance became a subsidiary of the Company, First Tractor Finance has not provided any finance lease services to China Yituo Group. PBOC does not set any annual caps in respect of the amount of the finance lease to China Yituo Group as a percentage to the total asset value of First Tractor Finance. However, according to First Tractor Finance's internal credit control policy, such annual caps shall not exceed 10% of its total asset value. For each of the three years up to 2005, such annual caps amounting to RMB120 million, RMB160 million and RMB200 million, representing approximately 4%, 6% and 7% of the projected total asset value of First Tractor Finance of approximately RMB862 million, RMB1,146 million and RMB1,524 million as at each of the three years ending 31 December 2005 respectively.

		The increase in the annual caps as a percentage of the projected total asset value of First Tractor Finance for the three years up to 2005 is due to the expanding business development plans of China Yituo Group. According to the business development plans of China Yituo Group, in 2003, China Yituo Group intends to purchase equipment of approximately RMB35 million by way of financing lease to be provided by First Tractor Finance, representing approximately 4.06% of the expected total asset value of First Tractor Finance of approximately RMB862 million as at 31 December 2003. The Directors submit that during the period from 2003 to 2005, China Yituo Group plans to implement several vast projects including, among other things (i) the expansion of production lines of First Tractor Diesel project (機械柴油機改造項目), (ii) the recycle resource power generation project (再生資源發電項目) and (iii) the heavy-duty automobiles development project (發展重型汽車項目). These new projects will further increase the amount of financing lease provided by First Tractor Finance. On the above basis, we consider the annual caps set for the finance lease for the three years up to 2005 are fair and reasonable.
Bills acceptance	The lower of 10% of total asset value of First Tractor Finance or 60 100 140	Since 14 June 2002 when First Tractor Finance became a subsidiary of the Company, First Tractor Finance has not provided any bills acceptance services to China Yituo Group. PBOC does not set any annual caps in respect of the bills acceptance provided to China Yituo Group as a percentage to the total asset value of First Tractor Finance. However, according to First Tractor Finance's internal credit control policy, the amount of bills acceptance provided to China Yituo Group shall not exceed 10% of its total asset value. For each of the three years up to 2005, annual caps of the bills acceptance provided to China Yituo Group are RMB60 million, RMB100 million and RMB140 million, representing approximately 7%, 9% and 9% of the expected total asset value of First Tractor Finance of approximately RMB862 million, RMB1,146 million and RMB1,524 million as at each of the three years ending 31 December 2005 respectively.

		By way of bill acceptance, First Tractor Finance guarantees payments of bills issued by China Yituo Group in relation to its purchases. In this regard, bill acceptance are in the similar nature as corporate guarantees as First Tractor Finance will either guarantee payments of bills issued by China Yituo Group (in the case of bill acceptance) or guarantees repayment of loans or credit advanced to China Yituo Group (in the case of corporate guarantee). Although First Tractor Finance has not provided any bills acceptance services to China Yituo Group since June 2002 nor has China Yituo Group received bills acceptance from other financial institutions in or before 2002, the amount of corporate guarantee received by China Yituo Group from other financial institutions in the past can be regarded as a relevant basis in determining the annual caps of bills acceptance. In 2002, the total amount of corporate guarantees received by China Yituo Group from other financial institutions amounted to approximately RMB1,000 million. The Directors expect such amount will not be reduced in the three years up to 2005 given the expected growth in the business of China Yituo Group. However, according to First Tractor Finance's internal credit control policy, the amount of bills acceptance provided to China Yituo Group shall not exceed 10% of its total asset value.
		On the above basis, we consider the annual caps set for the bills acceptance for the three years up to 2005 are fair and reasonable.
Guarantee	The lower of 15% of total asset value of First Tractor Finance or 100 150 200	As at 31 December 2002, First Tractor Finance provided corporate guarantee in favour of China Yituo Group of approximately RMB12.5 million, representing approximately 1.9% of the total asset value of First Tractor Finance as at 31 December 2002. Corporate guarantee provided by other companies in favour of China Yituo Group amounted to approximately RMB1,780 million as at 31 December 2002.
		PBOC does not set any annual caps in respect of the amount of the guarantee provided to China Yituo Group as a percentage to the total asset value of First Tractor Finance. However, according to First Tractor Finance's internal credit control policy, the amount of the guarantee provided to China Yituo Group shall not exceed 15% of its total asset value.

				For each of the three years up to 2005, annual caps of the guarantee provided to China Yituo Group are RMB100 million, RMB150 million and RMB200 million, representing approximately 12%, 13% and 13% of the projected total asset value of First Tractor Finance of approximately RMB862 million, RMB1,146 million and RMB1,524 million as at each of the three years ending 31 December 2005 respectively. We note that there is a significant increase in the cap amount as a percentage to the total asset value from 1.9% in 2002 to 12% in 2003. In this regard, we have enquired the Directors and was advised that such increase are mainly due to (i) corporate guarantee services was a new service provided by First Tractor Finance to China Yituo Group since June 2002 and was not fully developed; and (ii) In 2002, the total amount of corporate guarantees China Yituo Group received from other financial institutions amounted to approximately RBM1,000 million. The Directors expect such amount will not be reduced in the three years up to 2005 given the expected growth in the business of China Yituo Group. However, according to First Tractor Finance's internal credit control policy, the amount of the guarantee provided to China Yituo Group shall not exceed 15% of its total asset value. On the above basis, we consider the basis of the expected financial needs from China Yituo Group and the annual caps set thereof for each of the three years up to 2005 are fair and reasonable.
Designated loan	5	7	9	As at 31 December 2002, First Tractor Finance has designated loans in relation to China Yituo Group of approximately RMB3.5 million. In 2002, China Yituo Group's turnover increased by 33% compared to that in 2001. The management of China Yituo Group and the Directors expect that turnover of China Yituo will continue to grow at a compound annual growth rate of approximately 34% for each of the three years up to 2005 and as a result, the amount of designated loans will increase.

We note that there is an increase in the annual cap from RMB3.5 million in 2003 to 5 million in 2003. In this regard, we have enquired the Directors and were advised that such annual caps were determined based on the best estimation of the financial needs of China Yiituo Group as a result of its expanding business development in the next three years. The compound annual growth rate of the cap amount for the period from year 2003 to 2005 is at approximately 34%, which is in line with that of China Yituo Group's expected growth in turnover of approximately 34% for the same period.

We consider that the basis of the expected financial needs from China Yituo Group is fair and reasonable. Further, given the nature of the designated loan transaction, there is no credit risk to First Tractor Finance in providing such services. Therefore, we consider such annual caps are fair and reasonable.

All the above annual cap, save for the deposit and the designated loan, are set as a percentage of the projected total asset value of First Tractor Finance for each of the three years ending 31 December 2005.

As stated in the letter from the Board, China Finance Company Association (中國財務公司協會) has indicated in China Finance Companies Periodical that financial institutions which provide financial services to group companies are developing rapidly. In 2001, the industry-wide growth rate of the total assets value of all financial institutions in the PRC which provide financial services to group companies in the industries including manufacturing, oil, electricity, and the industry of manufacturing of agricultural equipment in which China Yituo Group is principally engaged is approximately 33%. Between 1987 and 1997, the total asset value of such finance companies has increased from about RMB8 billion to RMB172.3 billion, representing an average yearly growth rate of approximately 35%.

Since June 2002, when First Tractor Finance became a subsidiary of the Company, First Tractor Finance has undergone substantial changes. The original board and the senior management of First Tractor Finance have been replaced by a new management team which focus on the business development of First Tractor Finance. The registered capital of First Tractor Finance was increased significantly from RMB0.66 million to RMB300 million in July 2002. As a result of such changes, First Tractor Finance's operation has substantially expanded both in terms of the transaction turnover and the type of finance services provided.

As a licensed financial institution to provide financial services to China Yituo Group, the business development of First Tractor Finance relates to the operation of China Yituo Group. In 2002, approximately 40% of First Tractor Finance's turnover was derived from transactions with China Yituo Group. For the year ended 31 December 2002, China Yituo Group's turnover increased by approximately 33% compared to that

in 2001. For the three months ended 31 March 2003, China Yituo Group's turnover increased by approximately 84% compared to that in the same period in 2002. The Directors have advised that the current market condition and operating environment of the industry in which China Yituo Group are principally engaged will continue to grow. Further, the domestic demand for its products (such as engineering machinery and construction machinery) will continue to increase in the future as a result of, among others, the implementation of several vast government projects including. among other things, the West to East gas distribution projects (西氣東輸) and West to East electricity transmission projects (西電東送).

As at 31 December 2002, the total asset value of First Tractor Finance amounted to approximately RMB648 million. According to the projection of the Company, First Tractor Finance's projected total asset value will amount to approximately RMB862 million, RMB1,146 million and RMB1,524 million as at each of the three years ending 31 December 2005 respectively, representing an compound annual growth rate of approximately 33% which is in line with the projected compound annual growth rate of the turnover of China Yituo Group for the same period.

On the above basis, we consider the projected total asset value of First Tractor Finance of approximately RMB862 million, RMB1,146 million and RMB1,524 million as at each of the three years ending 31 December 2005 respectively are fair and reasonable.

Given all the above, we are of the view that the annual caps set out above for each of the Ongoing Connected Transactions are fair and reasonable and are in the interest of the Shareholders in a whole.

Benefits of the Ongoing Connected Transactions

As at 31 December 2002, the total asset value of First Tractor Finance amounted to approximately RMB648 million. According to the projection of the Company, First Tractor Finance's expected total asset value will amount to approximately RMB862 million, RMB1,146 million and RMB1,524 million as at each of the three years ending 31 December 2005 respectively. The Directors consider that the existing and the projected resources (including both financial resources and administrative capacities) of First Tractor Finance can support the provision of the Financial Services, in addition to serving the Group. As stated in the letter from the Board in the Circular, based on the First Tractor Finance's registered capital of RMB300 and that First Tractor Finance shall provide the Financial Services not exceeding the annual caps, the capital adequacy ratio of First Tractor Finance will be not less than 55%, 40% and 30% in 2003, 2004 and 2005 respective, which are substantially higher than the minimum capital adequacy ratio of 10% imposed by PBOC. The high level of First Tractor Finance's capital adequacy ratio indicates a low level of credit risk associate with its lending exposure as well as a low level of utilization of its financial resource. We are of the view that entering into the Agreement and the provision of the Financial Services can enhance the utilization of the resources of First Tractor Finance and earn additional revenue for the Group.

RECOMMENDATION

Having considered the abovementioned principal factors and reasons, we consider that, the terms of the Agreement and the Ongoing Connected Transactions contemplated thereunder are fair and reasonable as far as the Independent Shareholders are concerned and are in the interest of the Company. We therefore advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favour of the respective ordinary resolutions which will be proposed at the EGM to approve the Agreement and the Ongoing Connected Transactions.

Yours faithfully,
For and on behalf of
South China Capital Limited
Richard Howard Gorges
Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with respect to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, none of the Directors, supervisors, chief executive of the Company and their associates had any interests in the shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and Stock Exchange pursuant to Divisions 7 and 8 Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, none of the Directors, supervisors or chief executive of the Company or their spouses or children under 18 years of age were granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

None of the Directors or South China Capital has any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2002, the date to which the latest published audited financial statement of the Group were made up.

None of the Directors or South China Capital is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group taken as a whole.

South China Capital does not have any shareholding in any member of the Group, nor does it have any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into a service contract with the Company or any of its subsidiaries (excluding contracts expiring or determinable within one year without payment of compensation other than statutory compensation).

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, supervisors or chief executive of the Company, set out below are Shareholders who have an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or are, directly or indirectly, interested in 10 per cent. or more of the issued share capital carrying rights to vote at the general meetings of any member of the Group:

Name of Shareholder	Class	Number of Shares	Percentage of total Shares
China Yituo	State-owned legal person Shares	450,000,000	57.32
The HKSCC Nominees Limited (Note)	H Shares	328,783,998	41.88

Note: These shares are held on behalf of various individual shareholders of the Company. So far as it is known to the Directors, supervisors or chief executives of the Company as at the Latest Practicable Date, none of these various individual shareholders in the name of the HKSCC Nominees Limited had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was, directly or indirectly, interested in 10 per cent. or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

Save as disclosed above, there is no person known to the Directors, supervisors or chief executive of the Company who, as at the Latest Practicable Date, had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was, directly or indirectly, interested in 10 per cent. or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

QUALIFICATION

The following is the qualification of the expert who has given opinion or advice which are contained in this circular:

Name	Qualification
South China Capital	a deemed licensed corporation under the SFO

CONSENT

South China Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name and letter in the form and context in which they appear.

LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or arbitration or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2002, the date to which the latest audited financial statements of the Group were made up.

GENERAL

(a) The secretary of the Company is Mr. Zhang Guo Long.

(b) The H Share transfer office of the Company in Hong Kong is Hong Kong Registrars Limited at Shop 1712-1716, 17/F Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any week day (except public holidays) at the offices of Li & Partners, Solicitors, at 22nd Floor, World Wide House, Central, Hong Kong up to and including 9 July 2003:

(a) the Agreement

(b) the letter of opinion from the independent Board Committee dated 19 June 2003, the text of which is set out on page 17 of this circular

(c) the letter of opinion from South China Capital dated 19 June 2003, the text of which is set out on pages 18 to 32 of this circular; and

(d) the written consent referred to in the section headed "Consent" above.

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of the shareholders of First Tractor Company Limited (the "Company") will be held at No. 154 Jianshe Road, Luoyang, Henan Province, the People's Republic of China on Wednesday, 6 August 2003 at 9:00 a.m. for the following purposes:

1. To consider as special business, and if thought fit, passing with or without amendments, the following resolutions as ordinary resolutions of the Company:

   "**THAT**:

   (A) the Ongoing Connected Transactions (as defined in the circular of the Company issued on 19 June 2003 (the "Circular"), a copy of which has been produced to the EGM marked "A" and signed by the chairman of the meeting for the purpose of identification) which is subject to the granting of waiver by The Stock Exchange of Hong Kong Limited ("Stock Exchange") from strict compliance with rule 14.26 of the Rules Governing the Listing of Securities on the Stock Exchange and contemplated under the Agreement (as defined in the Circular), be and are hereby approved, ratified and confirmed;

   (B) the execution of the Agreement be and are hereby approved, ratified and confirmed; and

(C) the Directors be and are hereby authorized for and on behalf of the Company, among other matters, to sign, execute, perfect, deliver or to authorize signing, executing, perfecting and delivering all such documents and deeds, and to do or authorize doing all such acts, matters and things as they may in their discretion consider necessary, expedient or desirable to give effect to and implement the Ongoing Connected Transactions pursuant to the Agreement and to waive compliance from or make and agree such variations of a non-material nature to any of the terms of any of the Agreement as they may in their discretion consider to be desirable and in the interest of the Company."

By Order of the Board
Dong Yong An
Chairman

Luoyang, the PRC, 19 June 2003

The Company's registered address:

No. 154, Jianshe Road
Luoyang, Henan Province
The People's Republic of China
Postal Code: 471004
Telephone: 86-379-4967038
Facsimile: 86-379-4967438

Notes:

1. The register of members of the Company's shares will be temporarily closed from 7 July 2003 to 6 August 2003 (both days inclusive) during which no transfer of shares will be registered in order to determine the list of Shareholders for attending the EGM. Shareholders whose names appear on the register of members of the Company on Monday, 7 July 2003 will be entitled to attend and vote at the EGM. In order to be entitled to attend and vote at the EGM, all transfer of H Shares accompanied by the relevant share certificates must be lodged with the H Share registrar of the Company, Hong Kong Registrars Limited, at Shop 1712-1716, 17/F Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 4 July 2003.

2. Each Shareholder having the rights to attend and vote at the EGM is entitled to appoint one or more proxies (whether a Shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one Shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e., by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorized by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorization shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorization must be delivered to the Company's H Share registrar at the address indicated in paragraph 1 above in not less than 24 hours before the time scheduled for the holding of the EGM.

4. Shareholders or proxies who intend to attend the EGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Wednesday, 16 July 2003.

5. Shareholders or their proxies shall present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The EGM is expected to last for less than one day. The Shareholders and proxies attending the EGM shall be responsible for their own traveling and accommodation expenses.

7. The Company's registered address is as follows:-

   No. 154 Jianshe Road
   Luoyang, Henan Province
   the People's Republic of China
   Postal Code: 471004
   Telephone: 86-379-4967038
   Facsimile: 86-379-4967438

Listed Companies Information

FIRST TRACTOR<00038> - Results Announcement

First Tractor Company Limited announced on 22/8/2003:
(stock code: 00038)
Year end date: 31/12/2003
Currency: RMB
Auditors' Report: N/A
Review of Interim Report by: Audit Committee

	Note	(Unaudited) Current Period from 1/1/2003 to 30/6/2003 ('000)	(Unaudited) Last Corresponding Period from 1/1/2002 to 30/6/2002 ('000)
Turnover	:	1,793,588	1,040,237
Profit/(Loss) from Operations	:	52,363	(11,546)
Finance cost	:	(6,067)	(10,617)
Share of Profit/(Loss) of Associates	:	5,770	2,016
Share of Profit/(Loss) of Jointly Controlled Entities	:	990	2,109
Profit/(Loss) after Tax & MI	:	23,931	(24,084)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	0.0305	(0.0307)
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	23,931	(24,084)
Interim Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the net profit from ordinary activities attributable to shareholders for the period of approximately RMB23,931,000 (six months ended 30 June 2002: loss of approximately RMB24,084,000) and the weighted average of 785,000,000 (six months ended 30 June 2002: 785,000,000) shares in issue during the period.

No diluted earnings/(loss) per share is presented as the Company does not

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2003 INTERIM RESULTS ANNOUNCEMENT

Turnover	:	RMB1,793,588,000
Net profit	:	RMB23,931,000
Earnings per share	:	RMB3.05 cents

The board of directors (the "Board") of First Tractor Company Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (collectively the "Group") prepared in accordance with the accounting principles generally accepted in Hong Kong for the period ended 30 June 2003, together with the comparative figures for the corresponding period in 2002. The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Company's audit committee.

During the period, the Group recorded a turnover of RMB1,793,588,000, representing an increase of 72% over the corresponding period last year. A profit of RMB23,931,000 was recorded. The Group was able to turn loss to profit. Earnings per share was RMB3.05 cents. The surge in operating results was due to a sharp increase in the Group's principal business.

The Board of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2003.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2003
(Prepared in accordance with Hong Kong accounting standards)

	Notes	**For the six months ended 30 June 2003 Unaudited** RMB'000	**2002 Unaudited** RMB'000
TURNOVER	2	1,793,588	1,040,237
Cost of sales		(1,563,866)	(909,554)
Gross profit		229,722	130,683
Other revenue and gains	3	29,041	28,038
Selling and distribution costs		(59,716)	(53,821)
Administrative expenses		(118,806)	(90,493)
Other operating expenses		(27,878)	(25,953)
PROFIT/(LOSS) FROM OPERATING ACTIVITIES	4	52,363	(11,546)
Finance costs		(6,067)	(10,617)
Share of profits and losses of:			
Jointly-controlled entity		990	2,109
Associates		5,770	2,016
Negative goodwill recognised as income on acquisition of an associate		303	—
PROFIT/(LOSS) BEFORE TAX		53,359	(18,038)
Tax	5	(15,288)	(5,083)
PROFIT/(LOSS) BEFORE MINORITY INTERESTS		38,071	(23,121)
Minority interests		(14,140)	(963)
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		23,931	(24,084)
Transfer to reserves	6	1,174	—
EARNINGS/(LOSS) PER SHARE — BASIC	8	RMB3.05 cents	RMB(3.07) cents

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The accounting policies and basis of presentation used in the preparation of these interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2002, except for the following new/revised SSAPs which have been adopted for the first time in the preparation of the current period's condensed consolidated interim financial statements:

- SSAP 12 (Revised): "Income taxes"
- SSAP 35: "Accounting for government grants and disclosure of government assistance"

A summary of their major effects is as follows:

SSAP 12 (Revised) principally prescribes the accounting treatment and disclosures for deferred tax. In prior years, deferred tax is provided using the income statement liability method on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt. SSAP 12 (Revised) requires the adoption of the balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of SSAP 12 (Revised) has had no material effect on the results for the current or prior accounting periods.

SSAP 35 prescribes the accounting treatment and disclosures for government grants and disclosures for other forms of government assistances. This SSAP has not had any material impact on these condensed consolidated interim financial statements.

2. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods sold, net of discounts and returns, and excludes sales taxes and intra-group transactions.

The Group is principally engaged in the manufacture and sale of agriculture tractors and related parts and components, construction machinery, road machinery, agriculture harvesting machinery and financial operations.

(a) Business segments

	Tractors		Road machinery		Construction machinery		Harvesting machinery		Financial operations		Others		Eliminations		Consolidated	
	For the six months ended 30 June															
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Segment revenue:																
Sales to external customers	1,043,550	695,917	506,398	242,247	144,715	86,668	96,208	10,317	–	–	2,717	5,088	–	–	1,793,588	1,040,237
Intersegment revenue	8,306	10,958	–	–	14,984	12,432	–	–	3,843	–	–	–	(27,133)	(23,390)	–	–
Other revenue and gains	–	–	–	–	–	–	–	–	7,743	–	–	–	–	–	7,743	–
Total	1,051,856	706,875	506,398	242,247	159,699	99,100	96,208	10,317	11,586	–	2,717	5,088	(27,133)	(23,390)	1,801,331	1,040,237
Segment results	(12,684)	(26,409)	50,951	13,905	6,058	(1,674)	(2,437)	(6,965)	6,006	–	20	(19)	–	–	47,914	(21,162)
Interest, dividend, investment income and negative goodwill recognised as income															4,449	9,616
Profit/(loss) from operating activities															52,363	(11,546)
Finance costs															(6,067)	(10,617)
Share of profits and losses of:																
Jointly-controlled entity	990	2,109	–	–	–	–	–	–	–	–	–	–	–	–	990	2,109
Associates	–	–	–	–	–	–	–	–	–	–	5,770	2,016	–	–	5,770	2,016
Negative goodwill recognised as income on acquisition of an associate	–	–	–	–	–	–	–	–	–	–	303	–	–	–	303	–
Profit/(loss) before tax															53,359	(18,038)
Tax															(15,288)	(5,083)
Profit/(loss) before minority interests															38,071	(23,121)
Minority interests															(14,140)	(963)
Net profit/(loss) from ordinary activities attributable to shareholders															23,931	(24,084)

(b) Geographical segments

Over 90% of the Group's revenue and results are derived from operations carried out in the People's Republic of China (the "PRC") and accordingly, no geographical segment information is presented.

3. OTHER REVENUE AND GAINS

	For the six months ended 30 June	
	2003	2002
	Unaudited	Unaudited
	RMB'000	*RMB'000*
Interest income	3,952	8,113
Interest income from financial operations	7,220	—
Profit from sundry sales	5,324	9,264
Rental income	2,391	1,046
Dividend income from long term unlisted investments	379	1,503
Gain on disposal of fixed assets	684	—
Others	9,091	8,112
	29,041	28,038

4. PROFIT/(LOSS) FROM OPERATING ACTIVITIES

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	For the six months ended 30 June	
	2003	2002
	Unaudited	Unaudited
	RMB'000	*RMB'000*
Depreciation of fixed assets	49,110	50,765
Impairment of fixed assets	—	10,000
Impairment of construction in progress	7,405	—
Provision for doubtful debts	3,424	13,000
Interest income	(3,952)	(8,113)
Interest income from financial operations	(7,220)	—
Dividend income from long term unlisted investments	(379)	(1,503)
Negative goodwill recognised as income on acquisition of a subsidiary	(118)	—

5. TAX

	For the six months ended 30 June	
	2003	2002
	Unaudited	Unaudited
	RMB'000	*RMB'000*
The Company and subsidiaries:		
PRC corporate income tax	14,284	5,648
Deferred tax	—	(1,234)
	14,284	4,414
Share of tax attributable to:		
Jointly-controlled entity	312	422
Associates	692	247
Total tax charge for the period	15,288	5,083

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong during the period ended 30 June 2003 (six months ended 30 June 2002: Nil).

The PRC corporate income tax for the Company and its subsidiaries is calculated at rates ranging from 12% to 33% (six months ended 30 June 2002: 12% to 33%) on their estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

No provision for overseas profits tax has been made for the Group as there were no overseas assessable profits for the period.

The PRC corporate income tax of the associates and jointly-controlled entity is calculated at rates ranging from 15% to 33% (six months ended 30 June 2002: 18% to 33%) on the respective company's assessable profits determined in accordance with the relevant PRC laws and regulations.

No recognition of the potential deferred tax assets relating to tax losses and other deductible temporary differences have been made as the recoverability of the potential deferred tax assets is uncertain.

No deferred tax liabilities has been recognised in respect of the temporary differences associated with undistributed profits of subsidiaries because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

6. **TRANSFER TO RESERVES**

	For the six months ended 30 June	
	2003	**2002**
	Unaudited	**Unaudited**
	RMB'000	*RMB'000*
Reserve fund	587	—
Enterprise expansion fund	587	—
	1,174	—

No appropriations were made to the statutory surplus reserve and statutory public welfare fund by the Company for the six months ended 30 June 2003 (six months ended 30 June 2002: Nil). Such appropriations will be made at the year end in accordance with the PRC Company Law and the Company's articles of association.

During the period, the subsidiaries' aggregate appropriations to reserves dealt with in the Group's condensed consolidated interim financial statements were approximately RMB1,174,000.

7. **INTERIM DIVIDEND**

The Board does not recommend the payment of any interim dividend for the six months ended 30 June 2003 (six months ended 30 June 2002: Nil).

8. **EARNINGS/(LOSS) PER SHARE**

The calculation of basic earnings/(loss) per share is based on the net profit from ordinary activities attributable to shareholders for the period of approximately RMB23,931,000 (six months ended 30 June 2002: loss of approximately RMB24,084,000) and the weighted average of 785,000,000 (six months ended 30 June 2002: 785,000,000) shares in issue during the period.

No diluted earnings/(loss) per share is presented as the Company does not have any dilutive potential shares.

BUSINESS REVIEW AND OPERATION ANALYSIS

During the first half of 2003, the national economy was able to overcome the adverse effect of SARS on the economy and maintained a rapid growth of 8.2% generally. During the first half of the year, in the tractors market, sales of large and medium tractors increased by 25.19% over the corresponding period last year while sales of four-wheeled small tractors decreased by 6.6% over the corresponding period last year. Because of SARS, harvesters were restricted from being used in other areas, thus stimulating a sharp demand for harvesters in major wheat producing regions. As a result, both production and sales boomed.

During the reporting period, the Company sold 5,680 large and medium tractors, of which 2,674 are crawler tractors, representing an increase of 37.1% over the corresponding period last year. 3,006 large- and medium-wheeled tractors were sold, representing an increase of 1.28 times over the corresponding period last year, while 58,450 small-wheeled tractors were sold, representing an increase of 103.6% over the corresponding period last year. Harvesters grew by ten times over the corresponding period last year.

During the period, there was a major change in the Company's tractor product mix in the sense that the sales volume of large- and medium-wheeled tractors exceeded that of crawler tractors for the first time. The development of new products was speeded up and as a result the debugging and modeling of WY10R crawler excavator were completed. The Company is almost able to carry out mass production of it. Mass production of wheeled tractors within the range between 25 HP and 28 HP has commenced for launch in the market. Wheeled tractors within the range between 60 HP and 65 HP have come into mass production. Trial fitting of multi-modeled short-range medium power diesel engine 105 series has been completed and the product will soon be launched in the market. As a result, the capability of the Company to adapt itself to the market and to counter risk exposure is further enhanced.

During the reporting period, although the external market environment has not fundamentally improved and the adverse effect of SARS and surge in the prices of raw materials has been made on its operation, the Company was positive in exploring markets externally, providing services to customers, regulating sales channels and appointing regional agents to enhance the initiative of dealers so that the sales growth was increased. Internally, performance appraisal was strengthened by establishing a performance appraisal system based on benefit, efficiency and product mix. The management of account receivables was strengthened. Given a substantial growth in the revenue from principal business, account receivables should be controlled efficiently. After the capability to explore the market for parts and components was enhanced, revenue from the new business increased by RMB45,130,000 over the corresponding period last year.

In the first half of the year, the increase of 29.7% in infrastructure investment in China led to the continuous rapid growth of construction machinery market, of which the first five enterprises with the largest sales of road rolling machines achieved a growth in sales by 53.28% over the corresponding period in previous year; and there was also relatively significant growth for bulldozer and pavers whereby 4,312 sets and 512 sets respectively were sold in the first half of the year.

During the reporting period, the Group generated foreign exchange of US$4,855,000 from export due to the substantial growth in export, representing an increase of two times over the corresponding period last year. Of the export, 156 tractors of various models were exported, representing an increase of 2.9 times over the corresponding period last year; two pavers and cultivators were exported; and 130 rollers were exported, representing an increase of nearly 5 times over the corresponding period last year. The foresaid products were mainly exported to Southeast Asia, Northeast Asia, Africa, South America, North America, Europe, etc.

During the reporting period, there was a significant rise in the sales volume of the construction machinery products of subsidiary companies as compared with the same period of last year and operating results increased rapidly. Sales volume of rolling machinery products increased by 47.9% over the corresponding period last year. Sales volume of industrial bulldozer products increased by 104.2% as compared with the same period last year. Sales volume of pavers and mixing machinery increased by 38.4% over the same period last year. The revenue from the principal construction machinery operations of Yituo (Luoyang) Construction Machinery Co., Ltd., Yituo (Luoyang) Building Machinery Co., Ltd., Zhenjiang Huatong Aran Machinery Company Limited and Zhenjiang Huachen Huatong Road Machinery Company Limited increased by 90% in the first half of the year over the same period last year. There was a substantial growth in profit over the same period last year. Yituo (Luoyang) Harvester Co., Ltd. changed from a loss position to a profitable situation. However, Yituo Shenyang Tractor Company Limited and Yituo Qingjiang Tractor Company Limited continued to incur losses.

BUSINESS DEVELOPMENT STRATEGY

Based on the foundation of becoming profitable and maintaining a recovery growth in the first half of the year, the Company will continue to strengthen the Company's business development strategy of "further expanding and strengthening agricultural machinery and construction machinery; achieving further specialisation and enhancing professional practices for factories specialised in production of spare parts; integrating and reorgnising the businesses of subsidiary companies and enhancing return on investments; actively searching for international co-operation and introducing overseas advanced products, technology, management and experience; and speeding up the adjustment on assets structure, enhancing the resources allocation and adopting various methods to maximise the operating efficiency of assets" in order to ensure overall growth in the Company's businesses and achieve the operating targets for 2003.

AGRICULTURAL MACHINERY

- Crawler tractors. On the basis of maintaining the existing traditional competitive advantages in crawler tractors, the Company will increase sales volume and put more efforts in development of modified products on the basis of crawler chassis technology. The Company will strive to ensure that WY10R hydraulic excavator will achieve a breakthrough in its development and commence mass production for sales in the market as soon as possible.

- Large-wheeled and medium-wheeled tractors. The Company will seize the opportunity of growth in large-wheeled and medium-wheeled tractor industry to enhance quality and expand the scale of operations on the basis of active response to the changes in customers so that the Company can maintain the leading position and increase sales volume.

- Small-wheeled tractors. In view of the low technology level of the product and keen competition in the market, the Company will utilise its competitive advantages of its brands, adopt effective measures to reduce costs, expand the sales volume in the market and maintain and increase the existing market share.

- Agricultural machinery. Yituo (Luoyang) Harvester Company Limited will summaries the experience of development in the past three years. On the basis of rapid growth in the first half of the year, it will strive to achieve a breakthrough in its rice harvester. At the same time, it will speed up the development of the ancillary agricultural machinery businesses in line with the main equipment such as rotary cultivators and straw threshers.

CONSTRUCTION MACHINERY

The Group's construction machinery businesses are mainly carried out by five subsidiary companies. The further and faster development of construction machinery business will have significant impact on the Group's operating results. The Group will closely seize the strategic opportunities of overall rapid growth of construction machinery industry and focus on the following areas:

- The Company will improve the corporate governance structure and provide the subsidiary companies with a systematic platform for the rapid development.

- In addition to consolidating the market position for the existing product groups, the Company will increase the market share. The Company will continue to maintain the leading position in the rolling machinery and paver sectors.

- The Company will integrate the advantages in resources, focus on those construction machinery products with large market potential such as industrial bulldozers, loaders and commercial cement-mixing machinery in order to properly adjust the Group's product structure in construction machinery. On the basis of the good results achieved in the first half of the year, the Group will consolidate and further develop the construction machinery market.

SPARE PARTS

In respect of the Company's spare parts business, the Company will fully utilise the existing technical skills, technology and economies of scale of the established casting centre, welding centre and gear factory. In addition to active establishment of a proper internal market, the Company will actively develop the external market of spare parts and accessories to enlarge the operating base.

NEW MANAGEMENT PRACTICES

The Company's board of directors has established the Remunerations and Performance Evaluation Committee to study and establish a remuneration policy and plan for the Company's senior management with the purpose of stimulating the initiative and creativity of operating management teams.

In the second half of the year, the Company will continue to strengthen the management over accounts receivable, inventories and capital to enhance the quality of economic operation. At the same time, the Company will actively adopt new measures similar to advanced enterprises in respect of staff training, remuneration packages and adjustment in organisation structure.

The Company's board of directors believes that the above measures will further enhance the Company's operating results in the second half of the year and provide a satisfactory investment returns to shareholders.

LIQUIDITY AND FINANCIAL ANALYSIS

As at 30 June 2003, the cash and bank deposits of the Group amounted to approximately RMB1,069,026,000 which had increased by approximately RMB79,091,000, representing an increase of 7.99% compared with the end of 2002.

As at 30 June 2003, the Group's bank loans amounted to RMB192,530,000, an increase of RMB22,480,000 compared to the end of 2002. The Group had no long term bank loans.

As at 30 June 2003, net trade receivables of the Group amounted to approximately RMB407,367,000, increased by RMB146,573,000 or 56.20% compared with the end of 2002. The increase in trade receivables was mainly due to the substantial growth in the sales volume of rolling machinery and construction machinery products over the corresponding period last year, which resulted in an increase in receivables. However, the growth was far lower than that of operating results.

Financial Statistics:

Items	Basis of calculation	As at 30 June 2003	As at 31 December 2002
Gearing ratio	Total liabilities/total assets x 100%	45.06%	38.55%
Current ratio	Current assets/current liabilities	1.75	2.00
Quick ratio	(Current assets – inventories)/current liabilities	1.31	1.47
Debt equity ratio	Total liabilities/shareholders' equity x 100%	82.03%	62.75%

APPLICATION OF THE PROCEEDS FROM THE H SHARES ISSUE

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares under the initial public offering of the Company's H Shares listed on The Stock Exchange of Hong Kong Limited on 23 June 1997 and two subsequent partial exercises of over-allotment option.

Save for the proceeds of RMB1,180,725,000 which have already been used as disclosed in previous annual results announcement, the proceeds from the H Shares issue were used in the first half of the year as follows:

- approximately RMB41,621,100 is still being applied to the technological renovation project for 100/105 medium power diesel engine.
- as to the balance for the Company's additional general working capital.

CURRENCY EXCHANGE RISK

The Group carries out its day-to-day business activities mainly in the PRC. A large amount of capital income and expenditure is principally denominated in Renminbi, with a small amount of expenditure being denominated in Hong Kong dollars. The Group's foreign exchange debt is mainly applied to the payment of commissions outside China and payment of dividends to holders of H shares. The Group's cash balances are usually deposited with financial institutions in the form of short-term deposits. Bank loans were borrowed in Renminbi and can be repaid out of the income received in Renminbi.

As at 30 June 2003, the Group has not pledged any of its foreign currency deposits.

CONTINGENT LIABILITIES

As at 30 June 2003, the Group did not have any significant contingent liabilities.

PLEDGE OF ASSETS

As at 30 June 2003, the Group's certain buildings and machinery with an aggregate carrying value of approximately RMB36,586,000 deposits of approximately RMB11,537,000 were pledged to banks to secure certain short term bank loans granted to the Group.

In addition, the Group's deposits amounting to approximately RMB208,878,000 and bills receivable of approximately RMB6,670,000 are pledged to banks to secure other banking facilities granted to the Group.

As at 30 June 2003, the Group's deposits amounting to RMB3,210,000 are pledged to bank for securing certain performance bonds issued by that bank on behalf of a related company.

SHARES HELD BY DIRECTORS AND SUPERVISORS

None of the directors, supervisors or members of the senior management of the Company or their associates had any interests in the shares or debentures of the Company or any of its associated corporations during the period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the shares of the Company during the six months ended 30 June 2003.

DISCLOSURE OF SIGNIFICANT EVENTS

1. As the terms of office of the Company's second board of directors and supervisory committee expired, the Company's 2002 Annual General Meeting was held on 13 June 2003, at which Mr. Dong Yongan, Mr. Liu Dagong, Mr. Liu Wenying, Mr. Xiao Haicheng, Mr. Li Tengjiao, Mr. Zhao Yanshui, Mr. Zhang Jing, Mr. Liu Shuangcheng and Mr. Huang Yanzhao were elected as the executive directors of the third board of directors of the Company; Mr. Lu Zhongmin, Mr. Tao Xiang, Mr. Chen Zhi and Mr. Chen Xiushan were elected as the independent non-executive directors; and Mr. Liu Anan, Mr. Zhao Zhonghai, Mr Xu Weilin, Ms Wang Aiying and Mr. Zhao Jianxin were elected as the members of the third supervisory committee of the Company. Mr. Liu Anan acts as chairman of the Supervisory Committee. The terms of office of the third board of directors and supervisory committee of the Company are effective from 1 July 2003 for three years.

2. The first meeting of the third board of directors of the Company elected Mr. Dong Yongan as the Chairman of the Company and Mr. Liu Dagong as the Vice-chairman and resolved to continue to appoint Mr. Zhao Haicheng as the general manager, Mr. Du Huanglin, Mr. Yang Youliang, Mr. Guo Zhiqiang and Mr. Zhang Youyu as the deputy general manager, Mr. Xie Jianghua as the chief accountant and Mr. Zhang Guolong as the secretary to the board of directors.

3. To further improve the corporate governance structure, establish scientific and rational system in remuneration and performance evaluation of senior management and promote continuous development of the Company, the first meeting of the third board of directors of the Company resolved to establish the Remuneration and Performance Appraisal Committee of the Board of Directors. The Committee comprises independent directors Mr. Chen Zhi and Mr. Lu Zhongmin and the executive director Mr. Dong Yongan. Mr. Chen Zhi acts as the convener. The major duties of the Remuneration and Performance Evaluation Committee are: (1) to study the performance evaluation standards of directors and senior management, carry out evaluation and submit recommendations; and (2) to study and review the remuneration policy and plan of directors and senior management.

4. On 22 July 2003, the Company, Henan Construction Investment Company, China Yituo Group Corporation Limited (the "Holding"), Luoyang Yituo Dongfang Industrial Company Limited and Mr. Liu Zheng Min entered into the Promoters' Agreement of Luoyang First Motors Company Limited for the establishment of Luoyang First Motors Company Limited ('First Motors"). The registered capital of First Motors will be RMB200,000,000. The Company will invest RMB59,000,000, representing 29.5% of the total capital. First Motors will be principally engaged in the design, manufacture and sales of motor vehicles, special vehicles, hanging vehicles chassis for motor vehicles and related spare parts. (Please refer to the announcement dated 24 July 2003 for details).

5. As the Company's subsidiary company Yituo Qingjiang Tractor Company Limited ("YTQT") continued to incur losses, the Company and Jiansu Qingjiang Tractor Group Company ("Qingtuo Group") entered into an agreement on 10 August 2003 for the transfer of 51% equity interests in YTQT after the comprehensive consideration of the conditions of the assets and liabilities of YTQT. Pursuant to the agreement, the Company transferred 51% equity interests in YTQT to Qingtuo Group at a consideration of RMB10,000. After the transfer of equity interests, the Company no longer held any equity interests in YTQT.

6. The extraordinary general meeting of the Company was held on 6 August 2003 approving the Financial Service Agreement between the Company's subsidiary company China First Tractor Group Finance Company Limited. ("FTGF") and the Holding and the connected transactions as disclosed. The Stock Exchange of Hong Kong Limited (the "HKSE") had granted a waiver from strict compliance with the requirements in accordance with paragraph 14.26 of the Rules Governing the Listing of Securities on HKSE.

SHARE HELD BY SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the register of shareholders maintained pursuant to the Securities and Futures Ordinance ("SFO") shows that the following shareholders with interests representing 5% or more of the Company's issued share capital:

Name of Shareholder	Class of shares	Number of shares	Percentage of total share capital (%)
China Yituo Group Corporation Limited	State-owned legal person shares	450,000,000	57.32
The HKSCC Nominees Limited	H shares	328,783,998	41.88

Save as disclosed herein, the Board is not aware of any persons directly or indirectly interested in 5% or more in the shares of the Company as recorded in the register required to be kept under SFO.

STAFF AND REMUNERATION

As at 30 June 2003, there was a total of 14,466 staff in the Company. Remuneration totalled RMB80,855,000 were the total emoluments of the staff during the reporting period.

DESIGNATED DEPOSITS

All deposits of the Company were placed in the PRC State-owned banks and the Company's subsidiary FTGF. The Company has granted loans of RMB40,000,000 and RMB2,000,000 to its subsidiaries, namely, Yituo (Luoyang) Building Machinery Co., Ltd. and Guizhou Zhenning Biological Industrial Co., Ltd, respectively. However, in accordance with the requirement of prohibition of inter-company loans in the PRC, certain financial institutions such as banks have been appointed to handle the loan matter. Such amount has been eliminated upon the preparation of the Group's condensed consolidated balance sheet. Save as aforesaid, all deposits of the Company were not in the form of designated deposits with the banks and FTGF and there were no unrecovered fixed deposits upon maturity.

STAFF QUARTER

As all staff quarters have been retained by the Holding, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expenses (including quarters retained by the Holding).

MATERIAL LITIGATION

During the period, the Company was not involved in any material litigation or arbitration of any material importance.

POLICY ON UNIFIED INCOME TAX

For the six months ended 30 June 2003, the corporate income tax of the Company is subject to 33% tax rate based on its assessable profits.

CODE OF BEST PRACTICE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules during the period ended 30 June 2003.

INFORMATION DISCLOSURE

A CD Rom containing all the information about details of the results as required by paragraphs 46(1) to 46(6) in Appendix 16 to the Listing Rules will be delivered to the HKSE on or before 30 August 2003 for publishing the same on the website of HKSE.

By Order of the Board
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC
22 August 2003

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in price and the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhang Guo Long
Company Secretary

15 August 2003"

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESULT OF EGM TO CONSIDER ONGOING CONNECTED TRANSACTIONS

The board of directors of the Company is pleased to announce that the ordinary resolutions to approve the Agreement and Ongoing Connected Transactions were duly passed by Independent Shareholders at the EGM of the Company held on 6 August 2003.

Reference is made to the circular ("Circular") of First Tractor Company Limited ("Company") dated 19 June 2003. Terms used herein shall bear the same meanings as set out in the Circular, unless stated otherwise.

The board of directors of the Company is pleased to announce that the ordinary resolutions to approve the Agreement and Ongoing Connected Transactions were duly passed by Independent Shareholders at the EGM of the Company held on 6 August 2003.

By order of the Board of
First Tractor Company Limited
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC, 6 August 2003

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in price and the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save and except the announcement made by the Company dated 29 May 2003 regarding an ongoing connected transaction, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhang Guo Long
Company Secretary

4 August 2003"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Turnover Movement

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save and except the announcement made by the Company dated 29 May 2003 regarding an ongoing connected transaction, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhang Guo Long
Company Secretary

1 August 2003"

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION
ESTABLISHMENT OF LUOYANG FIRST MOTORS COMPANY LIMITED

On 22 July 2003, the Company entered into the Promotors' Agreement with Henan Construction, China Yituo Group, Yituo Dongfang and Mr. Liu Zhen Min (劉振敏先生) pursuant to which all five parties agreed to set up the Luoyang First Motors to design, manufacture and carry on the sale of vehicles (mainly heavy loading truck) and the accessories for the chassis and the related ancillary services (subject to the final approval as stated in the business licence issued by the Administration for Industry and Commerce of Henan Province). The registered capital of Luoyang First Motors is RMB200,000,000 (approximately HK$187,793,427), of which RMB59,000,000 (approximately HK$55,399,061) (constituting 29.5% thereof) is contributed by the Company, RMB120,000,000 (approximately HK$112,676,056) (constituting 60% thereof) is contributed by Henan Construction, RMB18,000,000 (approximately HK$16,901,408) (constituting 9% thereof) is contributed by China Yituo Group, RMB2,000,000 (approximately HK$1,877,934) (constituting 1% thereof) is contributed by Yituo Dongfang and RMB1,000,000 (approximately HK$938,967) (constituting approximately 0.5% thereof) is contributed by Mr. Liu Zhen Min (劉振敏先生).

China Yituo Group is the controlling shareholder (as defined in the Listing Rules) of the Company and is interested in approximately 57.32% of the issued share capital of the Company. Henan Construction, Yituo Dongfang and Mr. Liu Zhen Min (劉振敏先生) are independent third parties which are not connected persons (as defined in the Listing Rules) of the Company. Accordingly, the aforesaid transaction constitutes a connected transaction for the Company under Rule 14.23(1)(a) of the Listing Rules. The investment amount of the Company contemplated under the Promoters' Agreement for the establishment of Luoyang First Motors represents less than 3% of the book value of the net tangible assets of the Company as disclosed in the latest Company's published accounts as at 31 December 2002 and accordingly, no shareholders' approval is required. The Investment is therefore subject to the disclosure requirement under Rule 14.25 of the Listing Rules. Details of the Investment as required under Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the Company's next published

ESTABLISHMENT OF LUOYANG FIRST MOTORS

1. The Promoters' Agreement

1.	Date	22 July 2003
2.	Parties	the Company, China Yituo Group, Henan Construction, Yituo Dongfang and Mr. Liu Zhen Min (劉振敏先生). Apart from China Yituo Group, the other three parties are not connected persons (as defined in the Listing Rules) of the Company
3.	Form of the company	a joint stock limited liability company incorporated under the Company Law
4.	Scope of business	principally engaged in the design, manufacture and carry on the sale of vehicles (mainly heavy loading truck) and the accessories for the chassis and the related ancillary services (subject to the final approval as stated in the business licence issued by the Administration for Industry and Commerce of Henan Province)
5.	Registered capital and total investment amount	RMB200,000,000 (approximately HK$187,793,427)

6. Shareholding structure and the mode of capital contribution

(i) The Company	the capital contribution of RMB59,000,000 (approximately HK$55,399,061) representing 29.5% of the registered capital thereof will be made by way cash, such investment amount is sourced from the internal resources of the Company
(ii) China Yituo Group	the capital contribution of RMB18,000,000 (approximately HK$16,901,408) representing 9% of the registered capital thereof will be made by way of cash
(iii) Henan Construction	the capital contribution of RMB120,000,000 (approximately HK$112,676,056) representing 60% of the registered capital thereof will be made by way of cash
(iv) Yituo Dongfang	the capital contribution of RMB2,000,000 (approximately HK$1,877,934) representing 1% of the registered capital thereof will be made by way of cash
(v) Mr. Liu Zhen Min (劉振敏先生)	the capital contribution of RMB1,000,000 (approximately HK$938,967) representing 0.5% of the registered capital thereof will be made by way of cash

The capital contribution amount stated above is the maximum capital commitment of each party.

7.	Date of capital contribution	All promoters of Luoyang First Motors have contributed their respective capital contributions on or before 22 July 2003. An authorised PRC accountant firm will be appointed to verify and issue a capital verification report.
8.	The board of directors	the board of directors of Luoyang First Motors comprises of 9 directors in total; 3 directors are appointed by Henan Construction, the other four shareholders, namely the Company, China Yituo Group, Yituo Dongfang and Mr. Liu Zhen Min (劉振敏先生) can each appoint one director into the board of directors whereas the remaining 2 directors, namely Mr. Gu Zheng Qi (谷正氣先生) and Mr. Li Jing Sheng (李京生先生), whom were appointed at the first shareholders' general meeting of Luoyang First Motors are the independent expert directors who have expertise in vehicle design, research and the related vehicle production and sale business
9.	Profit Distribution	the profit distribution and the responsibilities of risk will be allocated in proportion to the shareholding of the shareholders of Luoyang First Motors
10.	Approval authorities	the establishment of Luoyang First Motors is subject to the approval of the People's Government of Henan Province and an application for the business licence has already been made to the Administration for Industry and Commerce of Henan Province on 24 July 2002, it is expected that the business licence will be issued within two weeks from the date of application in normal circumstances. Apart from obtaining the approvals from the relevant government authorities in respect of the establishment of Luoyang First Motors, there are no other condition precedents required for its establishment

2. Reason for the establishment of Luoyang First Motors

The board of directors of the Company considers that the production and sale business of vehicles (mainly heavy loading truck) and the accessories for the chassis is a diversion from the Company's principal business but the board of directors of the Company considers that in view of the speedy development of expressways and logistics business in China, the vehicle business to be carried on by Luoyang First Motors has a good prospect in the PRC market and therefore, the Investment is a good opportunity for the Company to capitalize its resources and invest in this new area and thereby increase the Company's profitability.

3. Listing Rules Implications

China Yituo Group is the controlling shareholder (as defined in the Listing Rules) of the Company and is interested in approximately 57.32% of the issued share capital of the Company. Henan Construction, Yituo Dongfang and Mr. Liu Zhen Min (劉振敏先生) are independent third parties which are not connected persons (as defined in the Listing Rules) of the Company. Accordingly, the aforesaid transaction constitutes a connected transaction for the Company under Rule 14.23(1)(a) of the Listing Rules. The investment amount of the Company contemplated under the Promoters' Agreement for the establishment of Luoyang First Motors represents less than 3% of the book value of the net tangible assets of the Company as disclosed in the latest Company's published accounts as at 31 December 2002 and accordingly, no shareholders' approval is required. The Investment is therefore subject to the disclosure requirement under Rule 14.25 of the Listing Rules. Details of the Investment as required under Rule 14.25(1)(A) to (D) of the Listing Rules will be disclosed in the Company's next published annual report and accounts.

DEFINITIONS

Terms used in this announcement shall have the following meaning : -

"China Yituo Group"	China Yituo Group Corporation Limited (中國一拖集團有限公司), a PRC company with limited liability, the controlling shareholder and holding company of the Company, holding approximately 57.32% of the equity interests of the Company
"Company"	First Tractor Company Limited (第一拖拉機股份有限公司), a joint stock limited company incorporated under the Company Law
"Company Law"	the Company Law of the PRC (中華人民共和國公司法), as enacted by the Standing Committee of the Eighth National People's Congress (全國人民代表大會) on 29 December 1993 and came into force on 1 July 1994, as amended, supplemented or otherwise modified from time to time
"Directors"	directors of the Company
"Henan Construction"	Henan Construction Investment Company (河南省建設投資總公司), a State-owned enterprise, an independent third party which is not a connected persons (as defined in the Listing Rules) of the Company
"HK$"	Hong Kong dollars, the lawful currency in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment"	the contribution of the Company of RMB59,000,000 (approximately HK$55,399,061) (being the maximum capital commitment of the Company) to the registered capital of Luoyang First Motors

"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Luoyang First Motors"	Luoyang First Motors Company Limited (洛陽福賽特汽車股份有限公司), a joint stock limited liability company incorporated under the Company Law
"Promoters' Agreement"	the promotors' agreement dated 22 July 2003 entered into between the Company, Henan Construction, China Yituo Group, Yituo Dongfang and Mr. Liu Zhen Min (劉振敏先生) for the joint establishment of Luoyang First Motors
"Yituo Dongfang"	Luoyang Yituo Dongfang Industry Company Limited (洛陽一拖東方實業有限公司), a company incorporated in the PRC, of which its shareholding is held as to 94.9% and 5.1% by Yituo Dongfang Industry Company Limited - Staff Union Committee (中國第一拖拉機工程機械有限公司東方實業公司工會委員會) and 20 individuals, respectively, all of which are not connected persons (as defined in the Listing Rules) of the Company
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC

In this announcement, unless otherwise stated, certain amounts denominated in RMB have been converted (for information only) into HKD using an exchange rate of HK$1.00 to RMB$1.065.

By order of the board of
First Tractor Company Limited
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC, 24 July 2003

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Turnover Movement

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save and except the announcement made by the Company dated 29 May 2003 regarding an ongoing connected transaction, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhong Guo Long

Company Secretary

17 July 2003"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Turnover Movement

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save and except the announcement made by the Company dated 29 May 2003 regarding an ongoing connected transaction, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhong Guo Long
Company Secretary

4 July 2003"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Turnover Movement

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save and except the announcement made by the Company dated 29 May 2003 regarding an ongoing connected transaction, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhang Guo Long
Company Secretary

3 July 2003"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Turnover Movement

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save and except the announcement made by the Company dated 28 May 2003 regarding an ongoing connected transaction, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhang Guo Long
Company Secretary

16 JUNE 2003"

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Turnover Movement

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save and except the announcement made by the Company dated 28 May 2003 regarding an ongoing connected transaction, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Tractor Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhang Guo Long
Company Secretary

13 JUNE 2003"

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE APPOINTMENT OF THE DIRECTORS FOR THE THIRD BOARD OF DIRECTORS

The board of directors (the "Board") of First Tractor Company Limited (the "Company") are pleased to announce that the 2002 annual general meeting of the Company (the "AGM") was held at 9:00 a.m. on Friday on 13 June 2003 at No. 154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China (the "PRC") whereby the appointment of the directors for the third board of directors of the Company were considered and approved at the AGM.

Reference is made to the announcement made by the Company dated 25 April 2003.

Appointment of the Executive Directors for the Third Board of Directors

The Board is pleased to announce that the AGM was held on Friday, 13 June 2003 at 9:00 a.m. at No. 154, Jianshe Road, Luoyang, Henan Province, the PRC and was attended by shareholders of the Company representing 450,000,000 shares of the Company, equivalent to about 57.32% of the total issued capital of the Company, which was in accordance with the requirements of the Company Law of the PRC and the articles of association of the Company. The AGM was chaired by the chairman of the Company, Mr. Dong Yong An.

Upon the expiry of the extended contract term of the second Board on 30 June 2003, the resolution on the appointment of the third Board was considered and approved at the AGM whereby all the executive directors and independent directors of the second Board, except for two executive directors, namely Mr. Cui Qi Hong and Mr. Cao Chun Guo, will renew its term and serve in the third Board. The newly appointment of Mr. Zhao Yan Shui and Mr. Huang Yan Zhao as the executive directors of the third Board was also considered and approved.

The Board takes this opportunity to express its warm welcome to Mr. Zhao Yan Shui and Mr. Huang Yan Zhao for joining the Board and to thank Mr. Cui Qi Hong and Mr. Cao Chun Guo for their valuable contributions to the Company during his tenure of services.

By order of the board of
First Tractor Company Limited
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC, 13 June 2003

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

BREACH OF CONNECTED TRANSACTIONS REQUIREMENTS AND ONGOING CONNECTED TRANSACTIONS

Breached connected transactions

The Group announces that during 5 July 2002 and 18 March 2003, First Tractor Finance, a subsidiary of the Company, had entered into certain connected transactions for providing financial services with China Yituo, Yituo-Made, Yituo Diesel, Yituo Mould, YTO International and Yituo Vehicle, who are connected parties of the Company under the Listing Rules. First Tractor Finance has not accepted additional deposits after 18 March 2003, nor have the Group provided additional loans or bills discounting services or guarantee or entered into any additional connected transaction after 11 February 2003, save for the Agreement. Nonetheless, as the above connected transactions had been conducted by the Company, the failure by the Company to report and announce the details of the above connected transactions and to report, announce and seek Independent Shareholders' approval of the above connected transactions have constituted a breach of Rule 14.26 of the Listing Rules.

Ongoing connected transactions

The Group also announces that on 29 May 2003 First Tractor Finance entered into the conditional Agreement with China Yituo to provide the Financial Services. The Agreement is conditional upon, inter alia, approval of the Independent Shareholders and the grant of Waiver by the Stock Exchange. Given that China Yituo holds 57.3% equity interests of the Company, China Yituo is a connected party under the Listing Rules and the Financial Services will constitute ongoing connected transactions of the Company under the Listing Rules.

The Company has made an application to the Stock Exchange for a Waiver from strict compliance with the disclosure and shareholders' approval requirements under the Listing Rules in respect of the Financial Services subject to the conditions set out in the section headed "Waiver application" below.

An extraordinary general meeting will be convened at which an ordinary resolution will be proposed to approve the Agreement and the Financial Services under the Agreement. A circular containing, among other things, details of the Agreement, the recommendation from the independent board committee of the Company and the advice of the independent financial adviser to the independent board committee will be sent to the shareholders of the Company within 21 days of this announcement together with a notice convening an extraordinary general meeting of the Company.

BREACHED CONNECTED TRANSACTIONS

The Group announces that First Tractor Finance, since it was acquired as subsidiary of the Company on 14 June 2002, had entered into the following connected transactions with China Yituo, Yituo- Made, Yituo Diesel, Yituo Mould and YTO International:

(a) **Deposit.** During 5 July 2002 to 18 March 2003, First Tractor Finance had accepted deposits from China Yituo Group, namely, China Yituo, Yituo-Made, Yituo Diesel, Yituo Mould and YTO International with deposit interest rates determined with reference to the relevant interest rates set by PBOC from time to time;

	China Yituo	**Yituo-Made**	**Yituo Diesel**	**Yituo Mould**	**YTO International**
Deposit outstanding balance (including interests payable)					
As at 31 December 2002					
RMB'000	12,333	15,323	43,316	1,471	96
% of NTA at 30 June 2002	0.59%	0.74%	2.08%	0.07%	0.005%
As at Latest Practicable Date					
RMB'000	13,180	2	8,885	1,440	125
% of NTA at 31 December 2002	0.64%	0.0001%	0.43%	0.07%	0.006%
Maximum deposit balance up to Latest Practicable Date					
RMB'000	35,000	15,323	43,316	2,100	1,090
% of NTA at 31 December 2002	1.71%	0.75%	2.11%	0.1%	0.05%
Interest rates (per annum)	0.72%	0.72%	0.72% to 1.98%	0.72% to 1.98%	0.72%

First Tractor Finance accepted deposits (including interests payable) from China Yituo Group amounting to about RMB72,539,000 (representing about 3.48% of NTA at 30 June 2002) as at 31 December 2002 and RMB23,632,000 (representing about 1.15% of NTA at 31 December 2002) as at the Latest Practicable Date.

(b) **Loan.** First Tractor Finance had provided the following loans to China Yituo Group, namely, China Yituo, Yituo-Made, Yituo Diesel, Yituo Mould and Yituo Vehicle with interest rates determined with reference to the relevant interest rates set by PBOC from time to time;

(i) **Loans provided to China Yituo**

Date of loan	Amount (RMB'000)	Interest rate (per annum)	Maturity
29 July 2002	15,000	5.31%	12 months
9 August 2002	15,000	5.31%	12 months
28 August 2002	20,000	5.31%	12 months
8 November 2002	20,000	5.31%	12 months
24 January 2003	14,000	5.31%	12 months
28 January 2003	19,000	5.49%	36 months

Loan outstanding balance

As at 31 December 2002	
RMB'000	70,000
% of NTA at 30 June 2002	3.36%
As at Latest Practicable Date	
RMB'000	103,000
% of NTA at 31 December 2002	5.02%
Maximum loan balance up from 14 June 2002 to Latest Practicable Date	
RMB'000	103,000
% of NTA at 31 December 2002	5.02%

ChinaYituo has confirmed in writing to First Tractor Finance that certain assets beneficially owned by China Yituo with net carrying value of about RMB172 million will be pledged to First Tractor Finance for securing the outstanding loan balance due to First Tractor Finance as at the Latest Practicable Date and any future borrowings and obligations of China Yituo that will arise under the Agreement (as described below).

(ii) **Loans provided to Yituo-Made**

Date of loan	Amount (RMB'000)	Interest rate (per annum)	Maturity
5 July 2002	10,790 *(Note)*	5.04%	6 months
5 July 2002	3,210	5.49%	30 months
11 February 2003	1,200	5.292%	6 months

Loan outstanding balance

As at 31 December 2002	
RMB'000	14,000
% of NTA at 30 June 2002	0.67%
As at Latest Practicable Date	
RMB'000	4,410
% of NTA at 31 December 2002	0.22%

Maximum loan balance up from 14 June 2002 to Latest Practicable Date	
RMB'000	14,000
% of NTA at 31 December 2002	0.68%

Note: In January 2003, RMB10.79 million was repaid by Yituo-Made to First Tractor Finance

(iii) Loans provided to Yituo Diesel

Date of loan	Amount (RMB'000)	Interest rate (per annum)	Maturity
29 July 2002	400	5.49%	14 months
26 July 2002	15,000	5.841%	9 months

Loan outstanding balance

As at 31 December 2002	
RMB'000	15,400
% of NTA at 30 June 2002	0.74%
As at Latest Practicable Date	
RMB'000	15,400
% of NTA at 31 December 2002	0.75%
Maximum loan balance up from 14 June 2002 to Latest Practicable Date	
RMB'000	15,400
% of NTA at 31 December 2002	0.75%

(iv) Loans provided to Yituo Mould

Date of loan	Amount (RMB'000)	Interest rate (per annum)	Maturity
8 November 2002	2,100	5.49%	36 months

Loan outstanding balance

As at 31 December 2002	
RMB'000	2,100
% of NTA at 30 June 2002	0.10%
As at Latest Practicable Date	
RMB'000	2,100
% of NTA at 31 December 2002	0.10%
Maximum loan balance up from 14 June 2002 to Latest Practicable Date	
RMB'000	2,100
% of NTA at 31 December 2002	0.10%

(v) **Loans provided to Yituo Vehicle**

Date of loan	Amount (RMB'000)	Interest rate (per annum)	Maturity
28 August 2002	6,000	5.31%	12 months

Loan outstanding balance

As at 31 December 2002	
RMB'000	6,000
% of NTA at 30 June 2002	0.29%
As at Latest Practicable Date	
RMB'000	6,000
% of NTA at 31 December 2002	0.29%
Maximum loan balance up from 14 June 2002 to Latest Practicable Date	
RMB'000	6,000
% of NTA at 31 December 2002	0.29%

First Tractor Finance provided loans to China Yituo Group amounting to about RMB107,500,000 (representing about 5.16% of NTA at 30 June 2002) as at 31 December 2002 and RMB130,910,000 (representing about 6.38% of NTA at 31 December 2002) as at the Latest Practicable Date. All loan interests due have been paid by China Yituo Group in accordance with the terms of the loans.

(c) **Bills discounting.** During September 2002 to 8 February 2003, First Tractor Finance had provided bills discounting services to China Yituo Group, namely, China Yituo and Yituo Diesel, whereby First Tractor Finance pay the face value of bills presented by China Yituo and Yituo Diesel net of interests in advance of the payment due date with interest rates determined with reference to the relevant interest rates set by PBOC from time to time.

	China Yituo	Yituo Diesel
Bills discounted receivables outstanding balance (RMB'000)		
As at 31 December 2002		
RMB'000	63,711	22,550
% of NTA at 30 June 2002	3.06%	1.08%
As at Latest Practicable Date		
RMB'000	27,600	40,000
% of NTA at 31 December 2002	1.35%	1.95%
Maximum bills discounted receivables balance from 14 June 2002 up to Latest Practicable Date		
RMB'000	65,500	40,000
% of NTA at 31 December 2002	3.19%	1.95%
Fixed interest rates (per annum)	2.97%	3.24%

The bills discounted receivables in relation to China Yituo Group amounting to about RMB86,261,000 (representing about 4.14% of NTA at 30 June 2002) as at 31 December 2002 and RMB67,600,000 (representing about 3.30% of NTA at 31 December 2002) as at the Latest Practicable Date.

(d) **Guarantee.** On 5 July 2002, First Tractor Finance provided corporate guarantee of about RMB12.49 million to a bank in connection with purchases and tender made by Yituo-Made. In view of China Yituo providing a corporate guarantee of RMB12.49 million to First Tractor Finance in return and the corporate guarantee was a new services First Tractor Finance offered to China Yituo, First Tractor Finance did not charge China Yituo Group a service charge for the provision of corporate guarantee. About RMB6.49 million and RMB2.79 million of such corporate guarantee were released in January 2003 and February 2003, respectively. The outstanding balance of such corporate guarantee as at 31 December 2002 and the Latest Practicable Date was RMB 12.49 million (representing about 0.6% of NTA at 30 June 2002) and RMB3.21 million (representing about 0.16% of NTA at 31 December 2002), respectively. The remaining balance of corporate guarantee provided of RMB3.21 million shall be released on 31 January 2005.

(e) **Designated loan.** In January 1999, China Yituo on normal commercial terms placed a designated deposit of RMB1.5 million in First Tractor Finance, which funded a fixed loan with fixed interest rate of 6.39% per annum made by First Tractor Finance to 鎮江脫粒機製造廠 (Zhen Jiang Harvest Machinery Manufacturing Factory) (which is not a connected person (as defined in the Listing Rules) of the Company) designated by China Yituo. First Tractor Finance receives an one-off service charge of RMB1,500 (0.1% of RMB1.5 million) from China Yituo. As at the Latest Practicable Date, the loan balance remains at RMB1.5 million (representing about 0.07% of the NTA at 31 December 2002).

In April 2002, 中國一拖集團有限公司工會委員會(China Yituo Group Limited Union Association), which is not a connected person (as defined in the Listing Rules) of the Company, on normal commercial terms, place a designated deposit of RMB2 million in First Tractor Finance, which funded a fixed loan with fixed interest rate of 5.84% per annum made by First Tractor Finance to China Yituo designated by China Yituo Group Union Association. First Tractor Finance receives an one-off service charge of RMB2,000 (0.1% of RMB2 million) from China Yituo. As at the Latest Practicable Date, the loan balance remains at RMB2 million (representing about 0.10% of the NTA).

Under this arrangement, First Tractor Finance does not bear any credit risks. The respective deposits and loans under this arrangement are not reflected in the consolidated balance sheet of the Group, but disclosed by way of notes to the Hong Kong Accounting Standard financial statements of the Group.

The Board (including independent non-executive Directors) are of the view that the above connected transactions have been entered into under normal commercial terms or on terms no less favourable to the Group than terms available to independent third parties and on terms that are fair and reasonable and in the interest of the shareholders of the Company as a whole.

Relationships between First Tractor Finance and China Yituo, Yituo-Made, Yituo Diesel, Yituo Mould, YTO International and Yituo Vehicle

First Tractor Finance is a subsidiary of the Company, which is owned as to about 79.67% by the Company, 10% by Yituo Building, 1.33% by Yituo Dongfang, 1% by YTO International, 7% by Yituo Diesel and 1% by China Yituo. The Group effectively hold about 91% of equity interests in First Tractor Finance.

First Tractor Finance, which was established on 27 November 1992, obtained its financial institution license issued by PBOC on 4 August 1992. It was acquired by the Group in June 2002 as stated in the announcements of the Company dated 25 June 2002 and 3 July 2002 and its original financial institution licence became invalid. First Tractor Finance subsequently obtained its renewed financial institution license with effect from 25 June 2002. Its registered capital as at Latest Practicable Date was RMB300 million. It is a licensed financial institution in the PRC subject to the rules and regulation set by PBOC. Its scope of business as set out in its financial institution license issued by PBOC comprises the provision of banking related services to China Yituo Group including the Financial Services.

China Yituo is a company established in the PRC with limited liability principally engaged in the manufacture and sale of agriculture machineries, automobiles, electric generator and other related machines, parts and components. It holds 57.3% equity interests of the Company and thus is considered a connected party of the Company under the Listing Rules and transactions between the Group and China Yituo will constitute connected transactions under the Listing Rules.

Yituo-Made is a company established in the PRC principally engaged in the design, manufacture and sales of wind turbine and the relating equipment and is owned as to 50% by China Yituo and as to 50% by 西班牙美德再生技術公司(Spain Made Technologies Renovables Company) which is not a connected person (as defined in the Listing Rules) of the Company. Thus, Yituo-Made is considered a connected person of the Company under the Listing Rules and transactions between the Group and Yituo-Made will constitute connected transactions under the Listing Rules.

Yituo Diesel is a company established in the PRC with limited liability principally engaged in design and manufacture of diesel machinery and owned as to 75% and 25% by China Yituo and the Group, respectively. Thus, Yituo Diesel is considered a connected person of the Company under the Listing Rules and transactions between the Group and Yituo Diesel will constitute connected transactions under the Listing Rules.

Yituo Mould is a company established in the PRC principally engaged in manufacture and sale of moulds and wholly owned by China Yituo and thus is considered a connected person of the Company under the Listing Rules and transactions between the Group and Yituo Mould will constitute connected transactions under the Listing Rules.

YTO International is a company established in the PRC principally engaged in import and export business and wholly owned by China Yituo and thus is considered a connected person under the Listing Rules and transactions between the Group and YTO International will constitute connected transactions under the Listing Rules.

Yituo Vehicle is a company established in the PRC principally engaged in manufacture of vehicles and is owned as to 51% by China Yituo and as to 49% by Mr Ni Rui Hua who is not a connected person (as defined in the Listing Rules) of the Company. Thus, Yituo Vehicle is considered a connected person of the Company under the Listing Rules and transactions between the Group and Yituo Vehicle will constitute connected transactions under the Listing Rules.

The requirements of the Listing Rules

As the above-mentioned connected transactions, in aggregate, exceed the higher of HK$10,000,000 or 3% of the latest published consolidated net tangible assets of the Company, the above connected transactions are subject to Independent Shareholders' approval and the disclosure requirements applicable to connected transactions under the Listing Rules.

First Tractor Finance has not accepted additional deposits after 18 March 2003, nor have the Group provided additional loans or bills discounting services or guarantee or entered into any additional connected transaction after 11 February 2003, save for the Agreement detailed below. Nonetheless, as the above connected transactions had been conducted by the Company, the failure by the Company to report and announce the details of the above connected transactions and to report, announce and seek Independent Shareholders' approval of the above connected transactions have constituted a breach of Rule 14.26 of the Listing Rules. As such, the Stock Exchange reserve its right to take any action against the Company and/or its Directors.

THE AGREEMENT DATED 29 MAY 2003

The Group also announces that on 29 May 2003 First Tractor Finance, a subsidiary of the Company, entered into the conditional Agreement with China Yituo to provide the Financial Services. The Agreement is conditional upon, inter alia, approval of the Independent Shareholders at the extraordinary general meeting to be convened and the grant of Waiver. The Financial Services will constitute connected transactions of the Company under Rule 14.26 of the Listing Rules.

Parties

1. First Tractor Finance

2. China Yituo

Terms of the Agreement

Pursuant to the Agreement, First Tractor Finance will provide the following Financial Services to China Yituo Group from 29 May 2003 to 28 May 2006:

(a) **Deposit**. First Tractor Finance will provide deposits services for China Yituo Group with saving interest rate determined with reference to the relevant interest rates set by PBOC from time to time;

(b) **Loan**. First Tractor Finance will provide loans to China Yituo Group with interest rate determined with reference to the relevant interest rates set by PBOC from time to time;

(c) **Bills discounting.** First Tractor Finance will provide bills discounting services to China Yituo Group, whereby First Tractor Finance pay the face value of bills presented by China Yituo Group net of interests in advance of the payment due date of the bills with interest rate determined with reference to the relevant interest rates set by PBOC from time to time;

(d) **Finance lease.**

i. First Tractor Finance will provide lease financing to China Yituo Group with interest rate determined with reference to the relevant interest rates set by PBOC from time to time. First Tractor Finance shall also charge an insurance fee based on fee charged by licensed insurance company in the PRC and an one-off handling charge of 1% to 3% of the lease amount;

ii. First Tractor Finance will provide lease financing to parties ("Parties") who are not connected persons (as defined in the Listing Rules) of the Company pursuant to which First Tractor Finance will purchase the goods from China Yituo Group as chosen by the Parties and lease the goods to the Parties for a lease charge determined with reference to the relevant interest rate set by PBOC from time to time. First Tractor Finance shall also charge an insurance fee based on the fee charged by licensed insurance company in the PRC and an one-off handling charge of about 1% to 3% of the lease amount;

(e) **Bills acceptance.** First Tractor Finance will provide bills acceptance services to China Yituo Group, whereby First Tractor Finance guarantees the payment of bills issued by China Yituo Group. In return, First Tractor Finance shall charge an one-off service fee of 0.05% of the value of such bills;

(f) **Guarantee.** First Tractor Finance will provide corporate or credit guarantee for bank loans and other liabilities of China Yituo Group with an one-off service charge of not more than 1% of the guarantee amount;

(g) **Designated loan.** First Tractor Finance will accept designated deposits placed by China Yituo Group and funded loans made by First Tractor Finance to parties (which are not connected with the Group within the meanings of the Listing Rules) designated by China Yituo Group (who place the designated deposits); and accept designated deposits placed by parties (which are not connected with the Group within the meanings of the Listing Rules) and funded loans made by First Tractor Finance to China Yituo Group designated by the parties (who place the designated deposits). First Tractor Finance will charge an one-off service fee of about 0.1% of the amount of designated deposits. Under this arrangement, First Tractor Finance does not bear any credit risks.

First Tractor Finance will also provide financing to parties who are not connected persons (as defined in the Listing Rules) of the Company for the purchases made from China Yituo with interest rate determined with reference to the relevant interest rates set by PBOC from time to time. Such financing will be reviewed and considered on a case-by-case basis having regard to the credit quality of such customers.

The Agreement is conditional upon, inter alia, approval of the Independent Shareholders at the extraordinary general meeting to be convened and the grant of Waiver by the Stock Exchange.

The Board intended that First Tractor Finance would primarily provide internal financial and treasury functions to the Group. The Board believe the existing resources of First Tractor Finance (including its human resources and administrative capabilities), can support the provision of the Financial Services, in addition to serving the Group. As such, the Financial Services can enhance the utilization of the existing resources of First Tractor Finance and earn additional revenue for the Group.

The Directors are of the view that the Agreement is entered into under normal commercial terms or on terms no less favourable to the Group than terms available to independent third parties and on terms that are fair and reasonable and in the interest of the shareholders of the Company as a whole.

Security

Pursuant to the Agreement, First Tractor Finance may at its discretion to require China Yituo Group to provide guarantee/asset pledge from China Yituo Group or other parties for securing the obligations of China Yituo Group under the Agreement.

China Yituo has confirmed in writing to First Tractor Finance that certain assets beneficially owned by China Yituo with net carrying value of about RMB172 million are pledged for the existing borrowings and any future borrowings and obligations of China Yituo that will arise under the Agreement.

Relationship between the parties

The relationship between First Tractor Finance and China Yituo is set out under the heading "Relationships between First Tractor Finance and China Yituo, Yituo-Made, Yituo Diesel, Yituo Mould, YTO International and Yituo Vehicle" above.

Waiver application

Given that China Yituo holds 57.3% equity interests of the Company, China Yituo is considered a connected person under the Listing Rules. Accordingly, the Financial Services (excluding lease financing provided to parties who are not connected persons (as defined in the Listing Rules) of the Company pursuant to which First Tractor Finance will purchase the goods from China Yituo Group as chosen by the parties and lease the goods back to the parties and excluding the financing First Tractor Finance will provide to parties who are not connected persons (as defined in the Listing Rules) of the Company for the purchases made from China Yituo Group) will constitute ongoing connected transactions of the Company. As the cap amounts in relation to the Financial Services as set out in (b) below is expected to exceed HK$10,000,000 and 3% of the latest published consolidated net tangible assets of the Company, the Financial Services will be subject to Independent Shareholders' approval (with China Yituo and its associates abstaining from voting) and the disclosure requirements applicable to connected transactions under Rule 14.26 of the Listing Rules.

The Directors intend that the Financial Services which constitute ongoing connected transactions will be of a continuing nature. The Directors are of the view that it would be impractical and unduly burdensome if the Group had to obtain prior shareholders' approval and make disclosure for each such transaction in the future. The Group has therefore made an application to the Stock Exchange for a conditional waiver from strict compliance with Rule 14.26 of the Listing Rules to the Company regarding the Financial Services in respect of each and every occasion they arise during each of the three financial years ending 31 December 2005, subject to the following conditions:

(a) that the Financial Services which constitute ongoing connected transactions shall be:

   (i) conducted either (A) on normal commercial terms (which will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) if there is not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to independent third parties; and

(ii) fair and reasonable so far as the shareholders of the Company are concerned;

(b) the outstanding balances of the Financial Services which constitute ongoing connected transactions shall not exceed the cap amounts at any time during the relevant periods as set out below:

	For the year ending 31 December		
	2003	**2004**	**2005**
	RMB'million	*RMB'million*	*RMB'million*
Deposit (with interests)	60	80	100
Loan (with interests)	The lower of 20% of total asset value of First Tractor Finance or		
	165	205	245
Bills discounted receivables	The lower of 15% of total asset value of First Tractor Finance or		
	120	160	200
Finance lease (with interests) provided to China Yituo Group	The lower of 10% of total asset value of First Tractor Finance or		
	35	65	100
Bills acceptance	The lower of 10% of total asset value of First Tractor Finance or		
	60	100	140
Guarantee	The lower of 15% of total asset value of First Tractor Finance or		
	100	150	200
Designated loan	5	7	9

(c) the independent non-executive Directors shall review the Financial Services which constitute ongoing connected transactions annually and confirm in the Company's next annual report that these transactions were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) the Company's auditors shall review the Financial Services which constitute ongoing connected transactions annually and confirm in writing to the Directors (a copy of which is to be provided by the Company to the Listing Division of the Stock Exchange) that:

(i) the Financial Services which constitute ongoing connected transactions have received the approval of the Company's board of Directors;

(ii) the Financial Services which constitute ongoing connected transactions have been entered into in accordance with the pricing policies of the First Tractor Finance;

(iii) the Financial Services which constitute ongoing connected transactions have been conducted on terms no less favourable than those prescribed by PBOC; and

(iv) the Financial Services which constitute ongoing connected transactions have been entered into within the limit stated in paragraph (b) above;

Where, for whatever reason, the Company's auditors decline to accept the engagement or are unable to provide the letter to the Directors, the Directors shall contact the Listing Division of the Stock Exchange immediately.

(e) China Yituo shall undertake to the Stock Exchange, for the purpose of the auditors' review of the Financial Services which constitute ongoing connected transactions referred to in paragraph (d) above, that the auditors of the Company will be granted access to such of its relevant record, and where required by the auditors, use its best efforts to procure China Yituo and its associates to provide the auditors with access to the relevant records; and

(f) details of the Financial Services which constitute ongoing connected transactions in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year together with a statement of the opinion of the independent non-executive Directors referred to in paragraph (c) above.

Basis of cap amounts

The cap amounts, as agreed between First Tractor Finance and China Yituo, are the limits of financial services First Tractor Finance would provide to China Yituo Group as set out in the Agreement. They are determined primarily after the following considerations:

(a) the resources of First Tractor Finance;

(b) credit control policy of First Tractor Finance;

(c) the future growth and development of China Yituo Group; and

(d) the past financial transactions China Yituo Group has undertaken.

中國財務公司協會 (China Finance Company Association) has indicated in China Finance Companies periodical that financial institutions which provide financial services to group companies are developing rapidly, and in 2001, the industry-wide growth rate of the total assets value of all financial institutions in the PRC which provide financial services to group companies in the industries including manufacturing, oil, electricity, and the industry of manufacturing of agricultural equipment in which China Yituo Group is principally engaged is about 33%. Between 1987 and 1997, the total asset value of such finance companies has increased from about RMB8 billion to RMB172.3 billion, representing an average yearly growth rate of about 35%.

Similar growth rate of First Tractor Finance was not recorded prior to its acquisition by the Company in June 2002. But First Tractor Finance has undergone substantial changes since the acquisition. The registered capital of First Tractor Finance was substantially raised to RMB300 million and the operation is substantially expanded both in terms of the amounts and the kinds of financial services First Tractor Finance is able to provide. The original board and the senior management of First Tractor Finances prior to the acquisition have been replaced. First Tractor Finance is under a new leadership which will focus on the development of the operation of First Tractor Finance.

Acting to provide financial services to China Yituo Group, the business of First Tractor Finance hinges on the operation of China Yituo Group. In 2000 and 2001, the agricultural equipment industry was under structural adjustment implemented by the PRC Government, culminating in contraction in the agricultural industry. The turnover of the China Yituo Group declined by about 9% in 2001 when compared to previous year. In 2002, the China Yituo Group rejuvenated its operation by concentrating on its marketing strategies. The turnover of the China Yituo Group grew by about 33% in 2002 when compared to previous year and the turnover continue to grow even faster at 84% in the first quarter of 2003 when compared to previous year.

For the Board, under current market conditions, do not foresee that the industry of thefinancial institutions which provide financial services to group companies and China Yituo Group will be subject to adversities, the Board are of the view that that the conditions and operating environment of the industry of such financial institutions and China Yituo Group would remain, the industry of such financial institutions and China Yituo Group will continue to grow. Based on the total asset value of First Tractor Finance of about RMB648 million as at 31 December 2002, the Board project the total asset value of First Tractor Finance to be about RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

In particular, the cap amounts of each financial service are set out below:

(a) **Deposits.** As at 31 December 2002, First Tractor Finance accepted deposits from China Yituo Group amounting to about RMB72.5 million. China Yituo Group agree to continue to place deposits with First Tractor Finance amounting to not more than RMB60 million in the year ending 31 December 2003, being the cap amounts of deposit for the year ending 31 December 2003.

    The turnover of China Yituo Group grew by 33% in 2002. The Board expected that China Yituo Group will continue to grow and the working capital of China Yituo Group will increase as the China Yituo Group grow, which in turn will place more deposits with First Tractor Finance as agreed by China Yituo Group. As such, the cap amounts of deposits are RMB80 million and RMB100 million in 2004 and 2005, respectively.

(b) **Loans.** Since 14 June 2002 when First Tractor Finance was acquired as subsidiary of the Company, First Tractor Finance provided loans to China Yituo Group amounting to about RMB107.5 million as at 31 December 2002. If the amounts of loans provided to China Yituo Group are extrapolated annually, the loans amount to about RMB200 million asat 31 December 2003, representing about 23% of the projected total asset value of First Tractor Finance as at 31 December 2003.

    However, it is the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, that loans provided to China Yituo Group shall not exceed 20% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. The cap amounts of loans for the three years ending 31 December 2005 are RMB165 million, RMB205 million and RMB245 million, respectively, representing about 19%, 18% and 16%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(c) **Bills discounting.** Since 14 June 2002 when First Tractor Finance was acquired as subsidiary of the Company, the bills discounted receivable in relation to China Yituo Group amounted to about RMB86.3 million as at 31 December 2002. If the amounts of bills discounted receivables from China Yituo Group are extrapolated annually, they amount to about RMB160 million asat 31 December 2003, representing about 19% of the projected total asset value of First Tractor Finance as at 31 December 2003.

However, it is the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, that the bills discounted receivable from China Yituo Group shall not exceed 15% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. As such, the cap amounts of bills discounted receivables for the three years ending 31 December 2005 are set at RMB120 million, RMB160 million and RMB200 million, respectively, representing about 14%, 14% and 13%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(d) **Finance lease.** Since 14 June 2002 when First Tractor Finance was acquired as subsidiary of the Company, First Tractor Finance have not provided any finance lease services to China Yituo Group.

China Yituo Group has submitted to First Tractor Finance development plans of China Yituo Group. In particular, China Yituo Group intends to purchase equipment in 2003 amounting to about RMB35 million by way of finance lease provided by First Tractor Finance, representing about 4.06% of the projected total asset value of First Tractor Finance of RMB862 million as at 31 December 2003.

It is the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, that the finance lease provided to China Yituo Group shall not exceed 10% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. As such, the cap amounts of finance lease for the three years ending 31 December 2005 are set at RMB35 million, RMB65 million and RMB100 million, respectively, representing about 4%, 6% and 7%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(e) **Bills acceptance.** Since 14 June 2002 when First Tractor Finance was acquired as subsidiary of the Company, First Tractor Finance have not provided any bills acceptance services to China Yituo Group. Bills acceptance is a new kind of financial transactions China Yituo Group participate in since March 2003. For the month of March 2003, China Yituo Group already conducted bills acceptance transactions with financial institutions other than First Tractor Finance amounting to about RMB20 million. First Tractor Finance have not conducted bills acceptance transactions with China Yituo Group, save for the Financial Services.

It is the internal credit control policy of First Tractor Finance , which is not prescribed by PBOC, that the bills acceptance provided to China Yituo Group shall not exceed 10% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. The cap amounts of bills acceptance for the three years ending 31 December 2005 are RMB60 million, RMB100 million and RMB140 million, respectively, representing about 7%, 9% and 9%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(f) **Guarantee.** As at 31 December 2002, First Tractor Finance provided corporate guarantee in favour of China Yituo Group amounting to about RMB12.5 million, representing about 1.9% of the total asset value of First Tractor Finance as at 31 December 2002. Corporate guarantee provided by other companies in favour of China Yituo Group amounted to RMB1,780 million as at 31 December 2002.

The guarantee service is a new service provided by First Tractor Finance since it was acquired by the Group in June 2002. In line with the internal credit control policy of First Tractor Finance, which is not prescribed by PBOC, First Tractor Finance has agreed to provide corporate guarantee in favour of China Yituo Group not exceeding 15% of the total asset value of the First Tractor Finance. It does not represent the maximum capacity which can be provided by First Tractor Finance. The cap amounts of guarantee for the three years ending 31 December 2005 are RMB100 million, RMB150 million and RMB200 million, respectively, representing about 12%, 13% and 13%, respectively, of projected total asset value of First Tractor Finance of RMB862 million, RMB1,146 million and RMB1,524 million, respectively, as at each of the three years ending 31 December 2005.

(g) **Designated loans.** As at 31 December 2002, First Tractor Finance have designated loans in relation to China Yituo Group amounting to RMB3.5 million.

The turnover of China Yituo Group grew by 33% in 2002. The Board expected that China Yituo Group will continue to grow and First Tractor Finance agreed to raise the limits of designated loans in relation to China Yituo Group. As such, the cap amounts of designated loans are RMB5 million, RMB7 million and RMB9 million, respectively, in each of the three years ending 31 December 2005.

First Tractor Finance is not required by PBOC to limit its lending exposure to a percentage of its total asset value. For the purpose of safe credit control, First Tractor Finance limits its lending exposure to China Yituo Group to a percentage of its total asset value as set out above.

First Tractor Finance has also complied and will continue to comply with the requirements imposed by PBOC. Examples of the requirements are:

- Proper internal control system;
- Treatment of non-performing loans;
- Capital adequacy ratio of not less than 10%; and
- External borrowing not to exceed borrowing from group companies.

Based on the registered capital of RMB300 million of First Tractor Finance and that First Tractor Finance shall provide the financial services not exceeding the cap amounts, the capital adequacy ratio of First Tractor Finance will be not less than 55%, 40% and 30% in 2003, 2004 and 2005, respectively.

General

In the event that the relevant advance (as defined under Practice Note 19 of the Listing Rules) to China Yituo Group exceeds 25% of the consolidated net asset value of the Company, the Company shall make an announcement pursuant to Practice Note 19 of the Listing Rules.

The Agreement are subject to the approval of the Independent Shareholders at an extraordinary general meeting of the Company at which China Yituo and its associates will abstain from voting. An independent board committee comprising four independent non-executive directors of the Company has been appointed to advise the Independent Shareholders on the terms of the Agreement and the Waiver application to the Stock Exchange and an independent financial adviser will be appointed to advise the independent board committee as to whether the terms of the Agreement and the Waiver application to the Stock Exchange are fair and reasonable for the Company and its shareholders as a whole.

A circular containing, among other things, details of the Agreement, the recommendations of the independent board committee of the Company and the advice of the independent financial adviser to the independent board committee of the Company will be sent to the shareholders of the Company within 21 days of this announcement together with a notice convening an extraordinary general meeting of the Company at which an ordinary resolution will be proposed for the approval of the Agreement and the Financial Services. China Yituo and its associates will abstain from voting in respect of the resolution.

DEFINITIONS

"Agreement"	the agreement dated 29 May 2003 entered into between First Tractor Finance and China Yituo, pursuant to which First Tractor Finance provides the Financial Services to China Yituo Group
"Board"	the board of Directors
"China Yituo"	China Yituo Group Corporation Limited (中國一拖集團有限公司), a PRC company with limited liability and holds about 57.3% equity interests of the Company
"China Yituo Group"	China Yituo and its subsidiaries
"Company"	First Tractor Company Limited
"Directors"	the directors of the Company
"Financial Services"	The financial services provided by First Tractor Finance to China Yituo Group pursuant to the terms of the Agreement
"First Tractor Finance"	China First Tractor Group Finance Company Limited (中國一拖集團財務有限責任公司), a subsidiary of the Company since it was acquired on 14 June 2002, which is owned as to about 79.67% by the Company, 10% by Yituo Building, 1.33% by Yituo Dongfang, 1% by YTO International, 7% by Yituo Diesel and 1% by China Yituo
"Group"	the Company and its subsidiaries, principally engaged in the manufacture and sale of agriculture tractors and construction machinery
"Independent Shareholders"	shareholders of the Company other than China Yituo and its associates
"Latest Practicable Date"	29 May 2003, being the latest practicable date for ascertaining certain information in this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NTA at 30 June 2002"	the Group's consolidated net tangible asset value of about RMB2,084,248,000 as at 30 June 2002 as set out in the Company's interim report for the six months ended 30 June 2002

"NTA at 31 December 2002"	the Group's consolidated net tangible asset value of about RMB2,051,069,000 as at 31 December 2002 as set out in the Company's 2002 annual report
"PBOC"	the People's Bank of China
"PRC"	the People's Republic of China
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Waiver"	the conditional waiver being sought by the Company from strict compliance with Rule 14.26 of the Listing Rules regarding the Financial Services which constitute ongoing connected transactions in respect of each and every occasion they arise during each of the three financial years ending 31 December, 2005
"Yituo Building"	Yituo (Luoyang) Building Machinery Co., Ltd. (一拖(洛陽)建築機械有限公司), a company established in the PRC, which is owned as to 49% by the Company and as to 51% by Brilliance China Machinery Holdings Ltd. which is a Bermuda incorporated company with limited liability and is owned as to 90.1% by the Company and as to 9.9% by Brilliance China Holdings Ltd., which is not a connected person (as defined under the Listing Rules) of the Company
"Yituo Diesel"	Yituo (Luoyang) Diesel Engine Company Limited (一拖(洛陽)柴油機有限公司), a company established in the PRC with limited liability and owned as to 75% and 25% by China Yituo and the Group, respectively
"Yituo Dongfang"	Luoyang Yituo Dongfang Industry Company Limited (洛陽一拖東方實業公司), a company established in the PRC and owned as to 94.9% and 5.1% by 中國第一拖拉機工程機械有限公司東方實業公司工會委員會(Yituo Dongfang Industry Company Limited- Staff Union Committee) and 20 individuals, respectively, all of which are not connected persons (as defined in the Listing Rules) of the Company
"Yituo-Made"	一拖美德洛陽風電設備有限公司(Yituo-Made (Luoyang) Wind Turbine Co., Ltd.), a company established in the PRC with limited liability and owned as to 50% by China Yituo and as to 50% by 西班牙美德再生技術公司(Spain Made Technologies Renovables Company), which is not a connected person (as defined in the Listing Rules) of the Company
"Yituo Mould"	一拖(洛陽)模具廠 (Yituo (Luoyang) Mould Works), a company established in the PRC and wholly owned by China Yituo
Yituo Vehicle	一拖(洛陽)車輛有限公司(Yituo (Luoyang) Vehicle Limited, a company established in the PRC with limited liability and owned as to 51% by China Yituo and as to 49% by Mr Ni Rui Hua, which is not a connected person (as defined in the Listing Rules) of the Company

"YTO International"	一拖國際經濟貿易有限公司(YTO International Limited), a company established in the PRC with limited liability and wholly owned subsidiary of China Yituo

By order of the Board of
First Tractor Company Limited
Dong Yong An
Chairman

Luoyang, Henan Province, the PRC, 29 May 2003

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

Listed Companies Information

FIRST TRACTOR<00038> - Exceptional Turnover Movement

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the trading volume of shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save and except the announcement made by the Company dated 21 May 2003 regarding one proposed connected transaction, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of First Tractor Company Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the board of
First Tractor Company Limited

Zhang Guo Long
Company Secretary

28 MAY 2003"

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

This announcement is made in relation to the increase in trading volume and share price of the ordinary shares of First Tractor Company Limited.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company has noted the recent increase in the trading volume and the share price in the ordinary shares of First Tractor Company Limited (the "Company") and wish to state that a proposed ongoing connected transaction is presently negotiating among a subsidiary of the Company, China First Tractor Group Finance Company Limited (formerly known as "First Tractor Group Finance Limited") ("First Tractor Finance") and the controlling shareholder of the Company, China Yituo Group Corporation Limited (formerly known as "China First Tractor Group Company Limited") ("China Yituo Group"), for the purpose of providing financial services by First Tractor Finance to China Yituo Group and its subsidiaries, of which this proposed ongoing connected transaction is still at the negotiation stage and may or may not proceed pending the negotiation outcome of the involved parties. Save as disclosed above, the board of directors of the Company is not aware of any other reasons for such increase.

The board of directors of the Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are disclosable under paragraph 3 of the Listing Agreement, neither is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is of and may be of a price sensitive nature.

Made by the order of the board of directors of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the board of
First Tractor Company Limited
Zhang Guo Long
Company Secretary

Luoyang, Henan Province, the PRC,
21 May 2003

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

Listed Companies Information

28/4/2003

FIRST TRACTOR<00038>-Amendment to Results Announcement (Advised by FIRST TRACTOF

The Stock Exchange has received a message from First Tractor Company Limited which is reproduced as follows:-

"There is a discrepancy in the Book Closing dates stated in the Results Announcement Form submitted on 25 April, 2003 and the 2002 Results Announcement published on 28 April, 2003.

The Book Closing Date should be from 14 May 2003 to 13 June 2003 (both days inclusive)."

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司
(a joint stock limited company incorporated in the People's Republic of China)

FINANCIAL HIGHLIGHTS

Turnover : RMB2,300,223,000
Net Loss : RMB59,490,000
Loss Per Share : RMB7.58 cents

The board of directors (the "Directors") of First Tractor Company Limited (the "Company") announced the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2002, which have been prepared in accordance with accounting principles generally accepted in Hong Kong, together with 2001 comparative figures, set out (unless otherwise stated, the figures contained in this announcement are denominated in Renminbi) as follows:

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
(PREPARED UNDER HONG KONG ACCOUNTING STANDARDS)

		Year ended 31 December	
		2002	2001
	Notes	***RMB'000***	*RMB'000*
Turnover	(3)	**2,300,223**	1,863,824
Cost of sales		**(2,034,741)**	(1,625,739)
Gross profit		**265,482**	238,085
Other revenue and gains		**93,115**	99,697
Selling and distribution costs		**(114,341)**	(89,516)
Administrative expenses		**(205,735)**	(216,242)
Other operating expenses		**(68,017)**	(95,505)
Loss from operating activities	(4)	**(29,496)**	(63,481)
Finance costs		**(16,546)**	(20,168)
Share of profits and losses of:			
Jointly-controlled entity		**2,162**	830
Associates		**8,178**	(14,788)
Negative goodwill recognised as income on acquisition of an associate		**606**	—

Loss before tax		**(35,096)**	(97,607)
Tax	(5)	**(16,776)**	(16,786)
Loss before minority interests		**(51,872)**	(114,393)
Minority interests		**(7,618)**	(3,406)
Net loss from ordinary activities attributable to shareholders		**(59,490)**	(117,799)
Transfers to reserves	(6)	**2,430**	1,358
Dividend		**—**	—
Loss per share - Basic	*(7)*	**RMB7.58 cents**	RMB15.01 cents

Notes:

1. **Basis of presentation**

The results of the year have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAPs"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. The results of the year have been prepared under the historical cost convention, except for the periodic remeasurement of debt and equity investments.

2. **Impact of new and revised Statements of Standard Accounting Practice ("SSAPs")**

The following recently-issued and revised SSAPs are effective for the first time for the current year's financial statements:

SSAP 1 (Revised)	:	"Presentation of financial statements"
SSAP 11 (Revised)	:	"Foreign currency translation"
SSAP 15 (Revised)	:	"Cash flow statements"
SSAP 34	:	"Employee benefits"

The changes in accounting policies resulting from the adoption of the above SSAPs do not have any significant effect on the financial statements of the Group.

3. Turnover and segment information

Turnover represents the invoiced value of goods sold, net of trade discounts and returns, and excludes sales taxes and intra-group transactions.

For the year ended 31 December 2002, the Group's revenue and profit/(loss) by business segments are as follows:

2002	Tractors	Road machinery	Construction machinery	Harvesting machinery	Financial operations	Others	Eliminations	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Segment revenue:								
Sales to external customers	1,475,760	583,190	198,078	31,325	–	11,870	–	2,300,223
Intersegment revenue	22,102	–	27,758	–	2,393	–	(52,253)	–
Other revenue and gains	–	–	–	–	7,528	–	–	7,528
Total	1,497,862	583,190	225,836	31,325	9,921	11,870	(52,253)	2,307,751
Segment results	(87,922)	48,550	5,285	(19,920)	5,017	(493)	–	(49,483)
Interest, dividend, investment income and negative goodwill recognised as income								23,649
Unallocated expenses								(3,662)
Loss from operating activities								(29,496)
Finance costs								(16,546)
Share of profits and losses of:								
Jointly - controlled entity	2,162	–	–	–	–	–	–	2,162
Associates	–	–	–	–	–	8,178	–	8,178
Negative goodwill recognised as income on acquisition of an associate	–	–	–	–	–	606	–	606
Loss before tax								(35,096)
Tax								(16,776)
Loss before minority interests								(51,872)
Minority interests								(7,618)
Net loss from ordinary activities attributable to shareholders								(59,490)
Other segment information:								
Depreciation	88,235	8,594	1,890	872	183	512	–	100,286
Impairment losses of fixed assets and construction in progress recognised in the profit and loss account	10,000	–	–	–	–	–	–	10,000
Other non - cash expenses:								
Provision/(reversal of provision) for bad and doubtful debts	17,134	12,113	(2,400)	–	–	–	–	26,847
Provision/(reversal of provision) for obsolete inventories	(624)	3,250	–	2,400	–	–	–	5,026
Provision for loans receivable	–	–	–	–	825	–	–	825

For the year ended 31 December 2001, the Group's revenue and profit/(loss) by businesse segments are as follows:

2001	Tractors	Road machinery	Construction machinery	Harvesting machinery	Financial operations	Others	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment revenue:								
Sales to external customers	1,300,242	433,218	89,989	32,192	–	8,183	–	1,863,824
Intersegment revenue	33,596	–	88,582	–	–	–	(122,178)	–
Other revenue and gains	–	–	–	–	–	–	–	–
Total	1,333,838	433,218	178,571	32,192	–	8,183	(122,178)	1,863,824
Segment results	(135,667)	34,793	(2,828)	(14,690)	–	6,667	–	(111,725)
Interest, dividend, investment income and negative goodwill recognised as income								48,888
Unallocated expenses								(644)
Loss from operating activities								(63,481)
Finance costs								(20,168)
Share of profits and losses of:								
Jointly-controlled entity	830	–	–	–	–	–	–	830
Associates	–	–	–	–	–	(14,788)	–	(14,788)
Negative goodwill recognised as income on acquisition of an associate	–	–	–	–	–	–	–	–
Loss before tax								(97,607)
Tax								(16,786)
Loss before minority interests								(114,393)
Minority interests								(3,406)
Net loss from ordinary activities attributable to shareholders								(117,799)
Other segment information:								
Depreciation	75,515	6,819	2,516	723	–	468	–	86,041
Impairment losses of fixed assets and construction in progress recognised in the profit and loss account	48,000	411	–	–	–	–	–	48,411
Other non-cash expenses:								
Provision/(reversal of provision) for bad and doubtful debts	5,486	15,000	2,500	–	–	–	–	22,986
Provision/(reversal of provision) for obsolete inventories	(4,900)	1,400	(4,700)	2,400	–	–	–	(5,800)
Provision for loans receivable	–	–	–	–	–	–	–	–

Over 90% of the Group's revenue and results are derived from operations carried out in the People's Republic of China (the "PRC") and accordingly, no geographical segment information is presented.

4. Loss from operating activities

The Group's loss from operating activities is arrived at after charging/(crediting):

	2002	2001
	RMB'000	*RMB'000*
Depreciation of fixed assets	**100,286**	86,041
Interest income	**(22,003)**	(32,523)
Negative goodwill recognised as income on acquisition of subsidiary	**(117)**	—
Profit from sundry sales	**(16,997)**	(8,886)
Rental income	**(3,254)**	(3,220)
Trademark licence fee	**(9,753)**	(10,320)
Investment income from short term listed investments	**(6,600)**	(7,400)
Gain on disposal of short term listed investments	**(1,251)**	(7,715)
Dividend income from long term unlisted investments	**(1,061)**	(1,250)

5. Tax

	2002	2001
	RMB'000	*RMB'000*
The Company and subsidiaries:		
PRC income tax provided for the year	**16,322**	19,124
Deferred tax	**(1,234)**	(2,468)
	15,088	16,656
Share of tax attributable to		
Jointly-controlled entity	**664**	130
Associates	**1,024**	—
Tax charge for the year	**16,776**	16,786

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong during the two years ended 31 December 2002 and 2001.

The PRC income tax for the Company and its subsidiaries is calculated at rates ranging from 12% to 33% (2001: 12% to 33%) on their estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

Profits tax of the subsidiary operating outside the PRC is subject to the rate applicable in its jurisdiction.

The PRC income tax of the associates and jointly-controlled entity is calculated at rates ranging from 18% to 33% (2001: 15% to 33%) on the respective company's assessable profits determined in accordance with the relevant PRC laws and regulations.

There was no material unprovided deferred tax during the year or at the balance sheet date (2001: Nil).

6. *Transfers to reserves*

	2002	2001
	RMB'000	*RMB'000*
Statutory surplus reserve	**877**	409
Statutory public welfare fund	**877**	409
Other reserve funds	**676**	540
	2,430	1,358

In accordance with the Company Law of the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% to 10% of its annual statutory profit after tax, as determined in accordance with PRC accounting standards and regulations, to a statutory surplus reserve ("SSR") and a statutory public welfare fund ("PWF"), respectively. No allocation to the SSR is required after the balance of the Company's SSR reaches 50% of its registered capital.

The SSR may only be used to offset accumulated losses, to expand the production operations of the Company, or to increase its paid-up capital.

The PWF is used for the collective welfare of the staff and workers of the Company.

No transfer to SSR and PWF has been proposed by the directors because the Company incurred a loss during the year.

During the year, the subsidiaries' aggregate appropriations to reserves dealt with in the Group's financial statements were RMB2,430,000.

7. Loss per share

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the year of RMB59,490,000 (2001: RMB117,799,000) and the weighted average of 785,000,000 (2001: 785,000,000) ordinary shares in issue during the year.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares.

8. Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation.

BUSINESS REVIEW

In 2002, the Group's loss dropped by 49% against the same period last year because:

1. The Board of Directors and the management of the Company undertook a major restructuring under which the new decision-making level and the new management level formulated development strategies aimed at stepping up the agricultural and construction machinery business, specializing in the parts and components business, integrating the operations of subsidiaries and seeking international cooperation. According to a comprehensive analytic consultants' proposal of A. T. Kearney Co., Ltd. for the Company, implementation of internal reform and management innovation, identification of correct positioning and clarification of mindset would serve as the basis for the Company to return to growth in the Company's results in 2002.

2. The Company's principal business grew and turnover revenue increased by 23% over 2001. Sales volume of tractor products recorded a substantial growth of which: (1) the sales volume of large-wheeled tractors was 1,372 units, representing an increase of 968 units over the same period last year, up 2.4 times; (2) the sales volume of medium-wheeled tractors was 2,080 units, representing an increase of 278 units, up 15.4%; (3) the sales volume of small four-wheeled tractors was 65,351 units, representing an increase of 12,587 units, up 23.9%; and (4) other operating revenue increased by 109% over the same period last year.

3. Profit from the Company's investments increased. Profit attributable to the Company from associates and jointly-controlled entity increased by RMB24,000,000 over the same period last year. The sales volume of products of subsidiaries of the Group grew rapidly, of which: (1) the sales volume of industrial bulldozers was 666 units, representing an increase of 452 units over the same period last year, up 2.1 times; (2) the sales volume of road rollers was 1,588 units, representing an increase of 358 units over the same period last year, up 29.1%; (3) the sales volume of pavers was 310 units, representing an increase of 146 units over the same period last year, up 89%; (4) the sales volume of mixing machinery was 101 units, representing an increase of 53 units over the same period last year, up 2.1 times; and (5) the sales volume of harvesters was 522 units, representing an increase of 33 units over the same period last year, up 6.75%.

4. Remarkable results were achieved by the Company in management fees by means of appraisal, control of procurement costs, integration of the sales business of tractors and construction machinery, and development of new products.

During the period, the Company failed to turn loss into profit mainly because the business of crawler tractors which supported the Company's profit failed to grew and the Company's growth products have not yet been on scale. However, the management innovation and adjustment of product mix in 2002 laid down a foundation for the Company's sustained growth.

1. Agricultural machinery business. The substantial growth in the Company's agricultural machinery business in 2002 benefited from: (1) the sales volume in the nation-wide tractor market ceased sliding after three consecutive years and began to pick up; (2) the marketing plan for agricultural machinery was changed in response to changes in the market. Achievements were made in tracing closely the market, raising the awareness for accountability, subjectivity and proprietorship , and overcoming the disadvantages of marketing management; and (3) the Company kept in close pace with changes in the market with its key products. The method of development was changed and the development cycle shortened such that the speed of development of new products was in line with changing market needs. For the research, production and sale of 50 HP and 70 HP wheeled tractors, these tractors were produced and sold in the same month so as to scramble for the market, making themselves a new star among the Company's new products.

2. Construction machinery business. In 2002, construction machinery such as rolling machinery, earthwork machinery and road machinery of Brilliance China Machinery Holdings Limited ("BCM") recorded a substantial growth due to: (1) a rapid rise in the sales volume of construction machinery products as a result of the implementation of the grand development strategies for the western part of China, and investment in the construction of infrastructure such as roads; and (2) remarkable achievements made in minimizing internal competition and sharing marketing, production and management resources to step up cooperation as a result of integration of the marketing of products such as rolling machinery and earthwork machinery.

RESEARCH AND DEVELOPMENT OF PRODUCTS AND PRODUCT QUALITY

In 2002, a mechanism was established, through restructuring the Company's internal operations, for rapid market response, development and manufacture of marketable products and development of products for customers'satisfaction.

Research and development of agricultural machinery products: (1) modified products on the basis of the technology of crawler tractors mainly included Dongfanghong- 1362-80 crawler mobile power station, Dongfanghong-1302R/1502R rubber crawler tractor, Dongfanghong-WY10(R) hydraulic excavator, Dongfanghong-YZ1000 agricultural wheeled tractor and Dongfanghong-120R earth mover; (2) modified products of wheeled tractor mainly included Dongfanghong-X700/704, X750, X804, X904 and X1004/1204, etc., the high power "Century Star" series; Dongfanghong-500, 300-1, 354-3 and 404-1, etc. and the medium power series; (3) "King of the Field" low-price products of small wheeled tractor series have been launched in the market; (4) approval of the launch of harvesters such as Dongfanghong-4LZ2.5 "Star of Harvest" and Dongfanghong-4LZ-180 rice combine harvester; and (5) ancillary products for Dongfanghong tractors such as the rotary cultivator series, the earth auger series and the straw thresher series, etc. The new products have been well-received after being launched in the market.

Construction machinery products: (1) by adjusting the product mix, the Company kept in pace with the market for rolling machinery, and developed and launched new products such as Models LR22030, LDD210, LY9X16, 3Y21X24, etc.; (2) the development of new products of industrial bulldozer moved towards two directions with the launch of Dongfanghong T80, T140 and other products; (3) ZL50 loaders have been developed and launched in the market; (4) the development of pavers moved towards the provision of both large and mini, full-range and specialized, high-grade and multi-purpose as well as intelligent and reliable products. Multi-purpose SP125 pavers, four-wheeled milling machinery and HTH6000 sliding cement pavers were developed by the Company itself; and (5) mixing equipment such as ABH2500 asphalt mixers, BUDI20, BUDI300 storeyed cement mixers and imported 8m^3 chassis mixers were researched and developed by the Company itself. The development of these products provides an assurance so

The Company's policy on product quality is to meet market needs, seek customers' satisfaction, continue with improvement and raise brand value. During the reporting period, 139 management standards were revised or replaced in accordance with the ISO9000 Standards for enhancing the unification, coordination and applicability of the management standards. Customers' satisfaction of our products was further increased.

BUSINESS DEVELOPMENT STRATEGY

The Group's strategic target is to become the most prominent manufacturer of agricultural and construction machinery in China. In 2003, our strategies are:

1. Strengthening and expanding the agricultural and construction machinery businesses in line with the trend.

   (1) Agricultural machinery business

   The Company's agricultural machinery products must be able to meet the needs of agriculture, farms and farmers. While the conventional tractor business is under restructuring and consolidation, focus must be placed on the research, manufacture and development of modified products on the basis of the technology of crawler tractors in line with market's and customers' needs. In particular, a breakthrough must be made in the development and marketing of crawler excavators. For the series of wheeled tractors within the range between 15 HP and 120 HP, focus will be placed on the development of wheeled tractors with over 50 HP. The development of harvester business and ancillary agricultural machinery business will be stepped up. The Company provides customers not only with the principal machinery but also its ancillary agricultural machinery for greater development of the agricultural machinery business. The internal combustion engine business will be opened up for the market for medium power tractors, medium-sized carriers and ancillary agricultural vehicles.

   (2) Construction machinery business

   The Group has to seize the opportunity arising from China's stepping up of infrastructure construction and grand development of the western part of the country. Led by products such as the road machinery, earthwork machinery and rolling machinery series, focus will be placed on the development of loaders and mixing machinery products by targeting the construction machinery with a large market size in combination with the Group's comprehensive resource advantage to create a broad series of various construction machinery products for customers so that new progress will be made in the operating results of the construction machinery products.

2. The Company's parts and components factory will take full advantage of its existing skills, technology and scale to establish a press and casting centre. While improving its internal ancillary market, it will strive to open up the market for ancillary parts and components for expanding room for development.

3. Speed up asset restructuring, optimize resource allocation and carry out merges, cooperation, lease, subcontracting and lease in respect of some of the assets for maximizing the operation efficiency of assets.

4. Continue with integrating and restructuring the business of subsidiaries for increasing the Company's investment return.

5. Seek international cooperation in a proactive approach by importing foreign state-of-the-art products, technology, management and experience.

COMMIT TO DEVELOPMENT BY POOLING TOGETHER STRATEGIES AND EFFORTS

The Company's new management team will focus on establishing regulatory corporate governance for the Company and is committed to the development of the Company for maintaining the interest of shareholders. The Company will response to the changing environment in a positive way by absorbing advanced management concept and experience, innovating management and profiteering methods and achieving efficiency. An efficient results management system for operators will be established for stimulating their initiative and creativity in production operation.

ANALYSIS OF FINANCIAL RESULTS

For the year ended 31 December 2002, the Group recorded a turnover of RMB 2,300,223,000, representing an increase of 23.41% over the same period last year. The consolidated loss after tax and minority interests amounted to RMB59,490,000, representing a decrease of 49.5% over the same period last year. The loss per share was RMB7.58 cents.

Classification by business	**January - December 2002** *RMB'000*	**January - December 2001** *RMB'000*
Tractor business	1,497,862	1,333,838
Road machinery business	583,190	433,218
Construction machinery business	225,836	178,571
Harvesting machinery business	31,325	32,192

From the above, it could be observed that during the year, the turnover of the Group's three major products other than harvesting machinery products, namely tractor, road rolling and construction machinery products, was on the increase. The road rolling machinery recorded the highest growth in turnover, representing an increase of 34.62% over the same period last year.

In 2002, the Company's management proposed a management concept that growth in quantity would be led by marketing; quality of economic operation would be ensured by management; and room for development would be opened up by products. Through the integration of marketing of construction machinery business, allocation of marketing resources was optimized; through the disintegration of marketing organizations for agricultural machinery business, accountability of the marketing staff was increased. These measures yielded satisfactory results in terms of the sales volume of tangible goods in various businesses. In 2002, the sales volume of the Company's lead product - tractor - increased by 26% over the same period last year. The sales volume of construction machinery products also grew by one time over the same period last year. Their sales revenue also increased as indicated in the above table.

ANALYSIS OF COSTS

With respect to cost control, the Company started with the sources. On the basis of the strategic procurement method formulated by A. T. Kearney Co., Ltd. and by means of procurement of large quantities to reduce the procurement prices for materials, the Company's procurement costs of material showed a downward trend in 2002 over last year.

In the production management process, changes were made in the cost and marginal profit. By means of a management method whereby the accountability chain was shortened and accountability area was narrowed, operators would be able to be aware of the management loopholes quickly and make rectification on a timely basis. In 2002, apart from the decline in gross profit of single unit of small tractors as result of the adoption of a price-market sales strategy, the gross profit of single unit of other products was up.

With respect to management fee control, the Company still adopted the target control method by setting a fee control target for various departments to increase the utilization of funds. For the year ended 31 December 2002, the administrative expenses of the Group amounted to RMB205,735,000, down 4.86% against last year, which completely demonstrated that the management yielded good results.

CAPITAL LIQUIDITY AND FINANCIAL ANALYSIS

The detailed table of the Group's major current assets

	31 December 2002	**31 December 2001**	**Increase/ (decrease)**
	RMB'000	*RMB'000*	
Cash and bank deposits	989,935	913,354	8.38%
Accounts receivables, net	260,794	354,333	(26.40)%
Inventories, net	629,704	559,455	12.56%

In 2002, the Group adopted an order-credit management system for new accounts receivables, under which different sell-on-credit policies were introduced on the basis of the credit rating of customers. Internally, a sales-payment "life-long" accountability system was adopted, under which the recovery of receivables was linked to the interest of the person-in-charge. Furthermore, settlement of long overdue receivables was stepped up by legal means. By adoption of the various aforesaid means, there was a substantial decline in receivables in 2002.

With respect to inventory control, the management applied a colored accounts books management method in which inventories in different periods were recorded in different colors so that the duration of inventories was clear. The above table indicates a rise in inventory fund. On the basis of the needs for the overall development of the Group, there will be a greater growth in the sales volume of various products in 2003. In view of the characteristics of construction machinery, road machinery and harvesting machinery, a certain amount of finished product stock should be kept in the fourth quarter of 2002 in order to meet the sales volume in 2003.

As at 31 December 2002, the Group's bank loans amounted to RMB170,050,000, down 33.85% over 2001. The Group did not have any long-term bank loan.

INVESTMENTS

For the year ended 31 December 2002, satisfactory growth was maintained in the performance of two subsidiaries of the Company, namely, Zhenjiang Huachen Huatong Road Machinery Company Limited and Yituo (Luoyang) Construction Machinery Co., Ltd.. The profit generated by these two subsidiaries amounted to RMB33,160,000 and RMB5,810,000 respectively, representing an increase of 94% and turning loss to profit over the same period last year. The loss of First Tractor Qingjiang Tractor Company Limited declined to RMB6,240,000 in 2002. Performance of First Tractor Shenyang Tractor Company Limited and Yituo (Luoyang) Harvester Co., Ltd. was not satisfactory as loss was still recorded in 2002.

PLEDGE OF ASSETS

As at 31 December 2002, the Group's certain buildings and machinery with an aggregate carrying value of approximately RMB39,990,000, time deposits of approximately RMB5,301,000 and bills receivable of approximately RMB2,431,000, were pledged to banks to secure certain short term bank loans granted to the Group.

In addition, the Group's deposits amounting to approximately RMB152,568,000 are pledged to banks to secure certain bills payables of the Group.

As at 31 December 2002, the Group's deposits amounting to RMB16,210,000 are pledged to a bank for securing certain performance bonds issued by that bank on behalf of a related company.

CURRENCY EXCHANGE RISK

The Group carries out its day-to-day business activities mainly in the PRC. A large amount of capital income and expenditure is principally denominated in Renminbi, with a small amount of expenditure being denominated in Hong Kong dollars. The Group's foreign exchange debt is mainly applied to the payment of commissions outside China and payment of dividends to holders of H shares. The Group's cash balances are usually deposited with financial institutions in the form of short-term deposits. Bank loans were borrowed in Renminbi and can be repaid out of the income received in Renminbi.

THE COMPANY'S STAFF AND TRAINING FOR STAFF

As at 31 December 2002, the Company had a total of 14,645 staff members of whom 9,016 were production staff, 490 were engineering technicians, 227 were financial staff and 1,270 were administrative staff.

In 2002, the Company conducted "training as required" in a number of ways. 2,312 staff in different areas were trained so that the professional quality of the staff was raised.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the following shareholders holding interests of 10% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Chapter 396 of the laws of Hong Kong ("SDI Ordinance"):

Shareholders	Class	Number of shares *('000 shares)*	Percentage of total shares *(%)*
China First Tractor Group Company Limited	State-owned legal person shares	450,000	57.32
The HKSCC Nominees Limited	H shares	329,060	41.92

Save as disclosed above, no other parties held any interest in the share capital of the Company as required to be recorded in the register of issued shares kept by the Company under Section 16(1) of the SDI Ordinance.

SIGNIFICANT EVENTS

(1) On 30 May 2002, the Board of Directors decided to revoke the resolution on an additional investment of RMB15,695,000 in the Company's subsidiary Yituo (Luoyang) Harvester Co., Ltd.("YLHC"), and made a resolution on 25 October 2002 on an additional investment of RMB3,600,000 in YLHC. Upon completion of the capital increase, the Company holds 93.91% of the equity interest in YLHC.

(2) In June 2002, the Company acquired a 79.67% equity interest in China First Tractor Group Finance Company Limited ("FTGF") for approximately RMB240,000,000 and carried out a restructuring. The acquisition would help the Group in strengthening centralized management of internal financial resources and provide a platform for the Group's internal financing.

(3) On 2 September 2002, the Board of Directors made a resolution approving the confirmation of the 125MN hotdie forging press project of the forge. The project would involve a total investment of approximately RMB121,450,000. The commencement of production by the project will help raise the Company's technical standards and capabilities, offering strength assurance to the Company's leading products in their participation in the competition on the Chinese domestic and international market.

(4) On 25 October 2002, the Board of Directors made a resolution approving the comprehensive design proposal for the power diesel engine project in the investment of the YTR105 series. Phases I and II of the project are expected to involve an additional investment of RMB80,910,000 for establishing an output capacity of 40,000 units of medium power diesel engine.

(5) On 18 November 2002, amendments to the Articles of Association of the Company were approved at an extraordinary general meeting of the Company. In the amended Articles of Association, "dealing in import and export of products made by the Company (including its members) and related technology." was included into the business scope of the Company.

(6) On 3 December 2002, the Company established Yituo (Luoyang) Building Construction Machinery Co., Ltd. ("YLBC") with third parties by cash contribution of approximately RMB6,406,000. The Company holds 35% of its registered capital. The principal business of YLBC is the manufacture and sale of road and building machinery as well as parts and related products.

STAFF QUARTER

As all staff quarters have been retained by the controlling shareholder, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expenses (including quarters retained by the controlling shareholder).

DESIGNATED DEPOSIT AND DEPOSIT DUE

The Company had a sum of RMB80,433,000 deposited with one of the Company's subsidiaries FTGF which is a non-banking financial institution approved by the People's Bank of China and is principally engaged in providing financial and monetary services to group members of China First Tractor Group Company Limited (including the Company and its subsidiaries). The Company did not have any deposits other than those aforesaid deposited with any non-banking financial institution.

The Company granted a loan of RMB70,000,000 and a loan of RMB2,000,000 to two of its subsidiaries, Yituo (Luoyang) Building Machinery Co., Ltd. and Guizhou Zhenning Biological Industrial Co., Ltd. respectively. These loans were granted in the form of designated deposits deposited with FTGF and a commercial bank in the PRC. The Company did not have any designated deposit other than those aforesaid. All the cash deposits of the Company were deposited with commercial banks in the PRC in compliance with the relevant laws and regulations. The Company has not experienced any incident of not being able to withdraw bank deposits when due.

STAFF'S BASIC MEDICAL INSURANCE

Since September 2001, the Company has been implementing the staff's basic medical insurance scheme of Luoyang towns and townships. Under the procedures and their implementing rules, the Company shall make contribution to the basic medical insurance calculated at a certain percentage of the total wages of the staff which is stated as staff welfare. Upon completion of an assessment, the Company believed that the implementation of the policy would not create a significant impact on the financial statements of the Company as the medical expenses for the staff were also stated as staff welfare in the past.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the fiscal period covered by the annual report.

MATERIAL LITIGATION

During the reporting period, none of the Company, the Directors, Supervisors nor senior officers of the Company had engaged in any material litigation or arbitration.

ANNOUNCEMENT OF FURTHER INFORMATION ON THE WEB SITE OF THE STOCK EXCHANGE

The Company will submit a CD Rom to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") by 30 April 2003 containing all the information required by paragraphs 45(1) to 45(3) (both paragraphs inclusive) of Appendix 16 of the Listing Rules for publication on the website of the Stock Exchange.

By Order of the Board of Directors
Dong Yong An
Chairman

Luoyang, the PRC
25 April 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2002 Annual General Meeting ("AGM") of First Tractor Company Limited ("the Company") will be held at No.154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China ("PRC") on Friday, 13 June 2003 at 9:00 a.m. for the purpose of passing the resolutions as listed below:

1. As ordinary resolutions:
   1. To consider and approve the Report of the Board of Directors for the year 2002;
   2. To consider and approve the Report of the Supervisory Committee for the year 2002;
   3. To consider and approve the audited financial report for the year 2002;
   4. To consider and approve the dividend distribution proposal for the year ended 31 December 2002;
   5. To consider and approve the re-appointment of Ernst & Young as auditors of the Company for the year ending 31 December 2003 and to authorise the Board of Directors of the Company to determine the terms for such appointment;
   6. To consider and approve the remuneration proposals for the directors and supervisors of the Company;
   7. To consider, approve and confirm the extension of the term of office of the second Board of Directors and the second Supervisory Committee to 30 June 2003;
   8. To elect members of the third Board of Directors and determine on their term of office with effect from 1 July 2003 for a term of three years;
   9. To elect and determine supervisors from shareholders for the third Supervisory Committee for a term of three years with effect from 1 July 2003; and
   10. Other matters
2. As special resolutions:
   1. Subject to the stipulations of Article 12 of the "Company Law of the People's Republic of China", to authorise the Board of Directors of the Company to determine any investment plan or proposal in respect of other limited companies, joint stock limited companies or other economic entities or projects, including but not limited to decisions on projects of investment, the companies or other economic entities to be invested, the amount, the investment method (including by way of issuance of the domestic shares or overseas listed foreign shares) and the time of investment and the execution of the relevant agreements and other documents;
   2. To approve the Company of placing, issuing or dealing with domestic shares and H shares solely or jointly within the relevant period (as defined hereunder) with an amount of no more than 20% of the issued shares of that class of shares provided that Hong Kong Exchange and Clearing Ltd. and the China Securities Regulatory Commission grant relevant approval, and to authorize the Board of Directors of the Company to handle the matters in relation to such placement or issue;

      For the purpose of this resolution, "relevant period" means the period from the date of passing this resolution to the earlier of:

      (a) the last day of the 12 months from the date of passing this resolution; or

      (b) the date on which the authorization under this resolution is revoked or amended by a special resolution passed at a general meeting of the Company.

3. To authorise the Board of Directors of the Company to declare an interim dividend to the shareholders of the Company for the half year ended 30 June 2003.

Candidates for directors and supervisors, and profile of newly nominated candidate:

Except Mr. Cui Qi Hong, other members of the second Board of Directors were nominated as candidates for executive directors and independent non-executive directors of the third Board of Directors. Mr. Zhao Yan Shui was a newly nominated candidate for executive director of the third Board of Directors.

With respect to the third Supervisory Committee, Mr. Liu A Nan, Mr. Zhao Zhong Hai and Mr. Xu Wei Lin were still nominated as candidates for supervisors represented by shareholders in the third Supervisory Committee.

Profile of Mr. Zhao Yan Shui:

Mr. Zhao Yan Shui, aged 39. Mr. Zhao joined China First Tractor Group in 1983 where he was a Section Head and Deputy Factory Manager and was the Deputy Chief Engineer and Deputy General Manager of China First Tractor Group Company Ltd. He is currently the Deputy General Manager of China First Tractor Group Company Ltd. He has substantial experience in product development and design, and technical management. He completed his studies at the University of Hokkaido and the University of Kyoto in Japan for a year as a visiting scholar in 1994 and 2001 respectively. He is currently the Deputy Governor of the Association of Construction Engineering Industry of China and the Association of Agriculture Machinery of China as well as a member of the 9th editorial board for the magazine *Construction Machinery*. He studied at the Agricultural Machinery Department of the Technical Institute of Jiangsu and was a postgraduate of the Technical Institute of Jiangsu with a bachelor's and a master's degree in engineering. He holds the title of Senior Engineer.

By order of the Board
Zhang Guo Long
Company Secretary

Luoyang, the PRC
25 April 2003

Notes:

1. The register of members of the Company's shares will be temporarily closed from 14 May 2003 to 13 June 2003 (both days inclusive) during which no transfer of shares will be registered in order to determine the list of shareholders for attending the AGM. The last lodgement for share transfer should be made on 13 May 2003 at Hong Kong Registrars Limited by or before 4:00 p.m. The Company's shareholders or their proxies being registered before the close of business on 13 May 2003 are entitled to attend the AGM by presenting their identity documents. The address of H share registrar of the Company, Hong Kong Registrars Limited is Room 1901-1905, 19/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
2. Each shareholder having the rights to attend and vote at the AGM is entitled to appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one shareholder, such proxy shall only exercise his voting rights on a poll.
3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM.
4. Shareholders or proxies who intend to attend the AGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Friday, 23 May 2003.
5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.
6. The AGM is expected to last for less than one day. The shareholders and proxies attending the AGM shall be responsible for their own travelling and accommodation expenses.
7. The Company's registered address:
   No. 154, Jianshe Road, Luoyang, Henan Province, the PRC
   Postal code: 471004
   Telephone: 86-379-4967038
   Facsimile: 86-379-4967438
   Email: msc0038@vip.317.net

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times

Listed Companies Information

FIRST TRACTOR<00038> - Results Announcement

First Tractor Company Limited announced on 25/4/2003:
(stock code: 00038)
Year end date: 31/12/2002
Currency: RMB
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 1/1/2002 to 31/12/2002 ('000)	(Audited) Last Corresponding Period from 1/1/2001 to 31/12/2001 ('000)
Turnover	:	2,300,223	1,863,824
Profit/(Loss) from Operations	:	(29,496)	(63,481)
Finance cost	:	(16,546)	(20,168)
Share of Profit/(Loss) of Associates	:	8,178	(14,788)
Share of Profit/(Loss) of Jointly Controlled Entities	:	2,162	830
Profit/(Loss) after Tax & MI	:	(59,490)	(117,799)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	(0.0758)	(0.1501)
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	(59,490)	(117,799)
Final Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	14/5/2003	to 12/6/2003 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

LOSS PER SHARE

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the year of RMB59,490,000 (2001: RMB117,799,000), and the weighted average of 785,000,000 (2001: 785,000,000) ordinary shares in issue during the year.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares.

FIRST TRACTOR COMPANY LIMITED
第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

The Board announces that the Company entered into the Agreement for Joint Operation of First Tractor (Luoyang) Fuel Oil Injection Company Limited (《合資經營一拖(洛陽)燃油噴射有限公司協議書》) with China First Tractor and First Tractor Diesel on 6 December 2002, pursuant to which the Company agreed to contribute RMB3,640,000, representing 7% of the registered capital of FOI.

As China First Tractor is the controlling shareholder of the Company, and is also the controlling shareholder of First Tractor Diesel, the Investment constitutes a connected transaction.

In accordance with Rules 14.25(1)(A) to (D) of the Listing Rules, the Investment constitutes a connected transaction of the Company and the Company shall make the necessary disclosure.

The Board has noted the increases in the trading volume in the Company's shares on the Exchange on 9 December, 2002 and wishes to state that it is not aware of any reasons for such increases (save as the transaction stated hereinabove).

THE INVESTMENT

On 6 December 2002, the Company entered into the Joint Venture Agreement with China First Tractor and First Tractor Diesel at Luoyang, Henan Province, the PRC in respect of the joint establishment of FOI at Luoyang, Henan Province, the operating period of which will be 10 years. The proposed registered capital of FOI amounts to RMB52,000,000, of which RMB39,000,000 will be contributed by China First Tractor in the form of asset injection (the asset valuation report was issued by Luoyang Tiancheng Certified Public Accountants Company Limited dated 15 November 2002 Tiancheng Pingbaozi (2002) No.144), representing 75% of the registered capital of FOI. First Tractor Diesel and the Company will contribute RMB9,360,000 and RMB3,640,000 (which will be the sole commitment of the Company) both in the form of cash, representing 18% and 7% of the registered capital of FOI, respectively.

The scope of business of FOI includes the design, manufacturing and sale of fuel jet pumps, fuel injectors, electric controlled common rail equipment, industrial clamping tools, non-standard apparatus and the components and spare parts of the products above and repair and adjustment to fuel jet pumps.

The directors of the Company (including the independent non-executive directors) consider that the Investment will benefit the Company on purchasing the components of fuel oil injection, the transactions were entered into on normal terms and in the ordinary and usual course of business and the terms of the transactions are fair and reasonable so far as the shareholders of the Company are concerned.

As China First Tractor is the controlling shareholder of the Company and is also the controlling shareholder of First Tractor Diesel, the Investment constitutes a connected transaction of the Company under Rule 14.23 of the Listing Rules. Since the investment of the Company of RMB3,640,000 (approximately HK$3,430,000) exceeds HK$1,000,000 but less than 3% of the net book value of the consolidated net tangible assets of the Company as disclosed in its latest published accounts, the approval from shareholders is not required pursuant to the provisions of the Listing Rules. In accordance with Rule 14.25(1) of the Listing Rules, the Company is only required to make an announcement on newspapers with respect to the Investment containing brief information on the transaction and to disclose the details of the Investment in the next published annual report and accounts of the Company according to Rules 14.25(1)(A) to (D) of the Listing Rules.

The Board has noted the increases in the trading volume in the Company's shares on the Exchange on 9 December, 2002 and wishes to state that it is not aware of any reasons for such increases (save as the transaction stated hereinabove).

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

DEFINITIONS

"Board"	the board of directors of the Company;
"China First Tractor"	China First Tractor Group Company Limited (中國一拖集團有限公司), a PRC company with limited liability and the controlling shareholder of the Company which holds 57.32% equity interests of the Company;
"Company"	First Tractor Company Limited, a joint stock limited company incorporated in the PRC;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"First Tractor Diesel"	First Tractor (Luoyang) Diesel Machinery Company Limited (一拖(洛陽)柴油機有限公司), a Sino-foreign equity joint venture company incorporated in the PRC, the shareholders of which are China First Tractor and Brilliance China Machinery Holdings Limited (華晨中國機械控股有限公司) ("BCM") (the controlling shareholder of which is the Company, owned as to 90.1% by the Company) owned as to 75% by China First Tractor and 25% by BCM;
"FOI"	First Tractor (Luoyang) Fuel Oil Injection Company Limited (一拖(洛陽)燃油噴射有限公司), a company proposed to be incorporated in the PRC with limited liability;
"Investment"	the contribution of the Company of RMB3,640,000 (being the sole commitment of the Company) to the registered capital of FOI;
"Joint Venture Agreement"	Agreement for Joint Operation of First Tractor (Luoyang) Fuel Oil Injection Company Limited (《合資經營一拖(洛陽)燃油噴射有限公司協議書》);
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"PRC"	the People's Republic of China;
"HK$"	the lawful currency of Hong Kong; and
"RMB"	the lawful currency of the PRC.

In this announcement, unless the context otherwise requires and for information purpose only, the translation of RMB into Hong Kong dollars in this announcement is based on the exchange rate of HK$1.00 to RMB1.06.

By order of the Board
First Tractor Company Limited
Zhang Guo Long
Company Secretary

Luoyang, Henan Province, the PRC
9 December 2002

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times

FIRST TRACTOR COMPANY LIMITED

第一拖拉機股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTION PASSED AT THE EXTRAORDINARY GENERAL MEETING

Reference is made to the announcement of the Company dated 27 September 2002. The board of directors of First Tractor Company Limited (the "Company") is pleased to announce that an extraordinary general meeting (the "EGM") of the Company was held on 18 November 2002 in Luoyang, Henan Province, the People's Republic of China (the "PRC") at which a special resolution regarding amendment to the articles of association of the Company (the "Articles of Association") was considered and approved.

The EGM was duly convened on 18 November 2002 in compliance with the Articles of Association. The following special resolution was considered and approved at the EGM:

The amendment to Article 15 of the Articles of Association was approved as follows: the scope of the Company's operations shall be those approved by the companies registration authorities. The scope of the Company's operations is: the manufacture, sale of and provision of after-sale service for tractor series products, forging and casting goods, spare parts and fittings, and tractor-related technological development, transfer, sub-contracting and consultancy services. The trading of import and export businesses of the Company's (including the member enterprises of the Company) self-manufacturing products and related technologies but commodities and technologies restricted by the State for trading or importing and exporting are excluded.

By order of the Board
First Tractor Company Limited
Zhang Guo Long
Company Secretary

Luoyang, Henan Province, the PRC
18 November 2002

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times